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02032630

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

MAY 1 - 2002

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Powergen plc
Exact name of registrant as specified in charter

0000937248
Registrant CIK Number

USS FOR 12-31-01
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-346 ~~001-13690~~
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant: (see attached signature page)

PROCESSED
MAY 09 2002
THOMSON FINANCIAL

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of __________, State of __________ 20____.

Powergen plc
(Registrant)

By: __________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20____, that the information set forth in this statement is true and complete.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Organizational Charts filed on Exhibit G pursuant to Item 9 and Articles of Incorporation and By-Laws for LG&E Energy Corp. filed on Exhibit B, all filed under Form SE in connection with the Annual Report on Form U5S Pursuant to The Public Utility Holding Company Act of 1935 For the Year Ended December 31, 2001

Powergen plc
Powergen US Holdings Limited
Powergen US Funding LLC
Powergen US Investments
Powergen Luxembourg sarl
Powergen Luxembourg Holdings sarl
Powergen Luxembourg Investments sarl
Powergen US Investments Corp.

(Name of Registered Holding Company)

Powergen plc
City Point
1 Ropemaker Street
London EC2Y 9HT
United Kingdom
(Address of Principal Executives Offices)

Inquiries concerning this Form SE may be directed to:

Mr. David Jackson
Company Secretary and General Counsel
Powergen plc
City Point
1 Ropemaker Street
London EC2Y 9HT
United Kingdom

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form SE to be signed on their behalf by the undersigned thereunto duly authorized.

Powergen plc
Powergen US Holdings Limited
Powergen US Investments
Powergen Luxembourg sarl
Powergen Luxembourg Holdings sarl
Powergen Luxembourg Investments sarl
Powergen US Investments Corp.

By: /s/ David Jackson
David Jackson
Secretary and General Counsel
Powergen plc

Date: April 30, 2002

TABLE OF CONTENTS


POWERGEN PLC
POWERGEN GROUP HOLDINGS (FUCO)
POWERGEN UK SECURITIES
POWERGEN US HOLDINGS LTD
POWERGEN US FUNDING LLC
POWERGEN US INVESTMENTS *
ERGON US INVESTMENTS **
POWERGEN LUXEMBOURG SARL Lux
POWERGEN LUXEMBOURG SECURITIES SARL *** Lux
POWERGEN LUXEMBOURG HOLDINGS SARL **** Lux
POWERGEN LUXEMBOURG INVESTMENTS SARL Lux
10%
POWERGEN US SECURITIES LTD
90%
POWERGEN US INVESTMENTS CORP USA
LG&E ENERGY CORP USA
SEE ATTACHED

* One share held by Ergon US Investments
**One share held by Powergen US Investments
*** Holds *non-voting preference shares* in Powergen Luxembourg Holdings sarl
**** Holds non-voting shares in Powergen UK Securities

31 DECEMBER 2001


Powergen US Investments Corp.
LG&E Energy Corp.
Louisville Gas & Electric Company
Kentucky Utilities Company
LG&E Capital Corp.
LG&E Energy Marketing Inc.
LG&E Energy Foundation Inc. (Non-Profit)
LG&E Energy Services Inc.
LG&E Energy Settlements Inc.
LG&E Receivables LLC
Lexington Utility Company (Inactive)
KU Receivables LLC
20%
Electric Energy Inc. (EWG)

All companies US registered unless otherwise indicated

31 DECEMBER 2001


LG&E Capital Corp.
LG&E Energy Privatization Services Inc.
FSF Minerals Inc.
LG&E Credit Corp.
LG&E Power Inc.
LNGCL Inc
LNGCG Inc.
LG&E Home Services Inc.
LG&E International Inc.
KUCC Grimes Corp.
LG&E Enertech Inc.
WKE Corp.
See attached for LG&E Power Inc. Organizational Chart
See attached for CRC-Evans Int'l, Inc. Organizational Chart
KUCC Grimes GP
KUCC Grimes LP
LG&E Enertech Texas LLC
KUCC Paris Corp.
KUCC Ferndale Corp.
KUCC Portland 34 Corp.
KU Solutions Corp.
Portland 34 Ltd. Corp.
LG&E Capital Trimble County LLC
(Filed for EWG in 2002)
WKE Station Two Inc.
Western Kentucky Energy Corp. (EWG)
LCC LLC
FCD LLC
Excalibur Development LLC
WKE Facilities Corp.
7.65%
75%
90%
Distribuidora de Gas del Centro 2
Inversora de Gas del Centro S.A. 2
LG&E Power Australia I Inc.
LG&E Power Spain Inc.
LG&E Power Argentina II Inc.
LG&E Centro S.A. 2
LG&E Power Services LLC
LG&E Power Argentina III LLC
51%
45.9%
10%
LG&E Power Arg. I Inc.
LG&E Mendoza Services, Inc.
LG&E Power Venezuela I Inc.
LG&E Power Finance Inc.
Distribuidora de Gas del Centro (FUCO) 2
LG&E Australia Pty Limited Australia
K.W. Tarifa Spain (FUCO)
LG&E Centro S.A. 2
28%
28%
28%
24%
2.16%
Serviconfort 2
Gas Natural SDG Argentina S.A. 2
Invergas S.A. 2
Inversora de Gas Cuyana S.A. 2
Distribuidora de Gas Cuyana (FUCO) 2
51%
Gas Natural Ban (FUCO) 2*
Distribuidora de Gas Cuyana (FUCO) 2

* Combined holding of 70%

2. Company incorporated in Argentina

3. Company incorporated in Cayman Islands

All companies US registered unless otherwise indicated

31 DECEMBER 2001


LG&E Power Inc.
Hadson Fuels, Inc.
Triple T Services, Inc.
HD Energy Corporation
Ultrafuels Incorporated
NuHPI, Inc.
Ultrafuels 1 Incorporated
Ultrapower Biomass Fuels Corporation
Hadson Power Live Oak Incorporated
Ultrasystems Small Power Incorporated
Ultrasystems Small Power 1, Incorporated
LG&E Pwr. E&C Inc.
LG&E Power Constructors Inc.
Ultraclean Incorporated
Ultra Sys. Constr. Co. Inc.
LG&E Fuels Svcs. Inc.
LG&E Pwr. Operations Inc.
LG&E Power 5 Incorporated
LG&E Power 6 Incorporated
LG&E Power 11 Incorporated
LG&E Southampton Incorporated
LG&E Power 12 Incorporated
LG&E Altavista Incorporated
LG&E Power 13 Incorporated
LG&E Hopewell Incorporated
LG&E Power 14 Incorporated
LG&E Power 16 Incorporated
LG&E Power Roanoke Incorporated
LG&E Power 18 Incorporated
LG&E Erie Power Partner Incorporated
LG&E Power 21 Incorporated
LG&E Power 22 Incorporated
LG&E Power 21 Wind Incorporated
LG&E Power 29 Incorporated
LG&E Power 31 Incorporated
LG&E Power 31 Wind Incorporated
LG&E Power 25 Incorporated
LG&E Power 26 Incorporated
HD/WS Corporation (Own 70%)
(See attached)
LG&E Pwr. Dev. Inc.
LG&E Natural Canada Inc. (Canada)
LG&E Natural Industrial Marketing Co.
1%
American Power Incorporated (EM Interest)
99%
LG&E Power Monroe LLC (EWG)
Hadson Financial Corp.
LG&E Power Gregory I
LG&E Power Gregory II
LG&E Power Gregory III
LG&E Power Gregory IV
(Filed for EWG in 2001/2)
LG&E Power Tiger Creek LLC
Llano Gathering Inc.
Llano Storage Inc.
LG&E Minor Facilities
Power Tex Parent Inc.
LG&E Crown Inc.,

All companies US registered unless otherwise indicated

31 DECEMBER 2001


LG&E Power Operations Inc.
LG&E Power 16 Incorporated
LG&E Power Roanoke Incorporated
LG&E Power 21 Incorporated
LG&E Power 21 Wind Incorporated
LG&E Power 31 Incorporated
LG&E Power 31 Wind Incorporated
Other Subsidiaries
1% GP
99% LP
LG&E Roanoke Valley L.P.
50% GP
Westmoreland-LG&E Partners (EWG)
0.5% GP
1% GP
99% LP
LG&E Power 21, L.P.
49.5% LP
Windpower Partners 1993, L.P. (EWG)
33%
0.33%
1% GP
99% LP
LG&E Power 31, L.P.
33%
LQ GP, LLC
LQC LP, LLC
24.67%
24.66%
0.34%
Windpower Partners 1994, L.P. (EWG)

GP - General Partnership interest
LP - Limited Partnership interest

All companies U.S. registered unless otherwise indicated.

31 DECEMBER 2001

COMMONWEALTH OF KENTUCKY

JOHN Y. BROWN III
SECRETARY OF STATE

CERTIFICATE

I, JOHN Y. BROWN III, Secretary of State for the Commonwealth of Kentucky, do hereby certify that the foregoing writing has been carefully compared by me with the original record thereof, now in my official custody as Secretary of State and remaining on file in my office, and found to be a true and correct copy of ARTICLES OF INCORPORATION OF

LG&E ENERGY, CORP. FILED NOVEMBER 14, 1989,

ARTICLES OF CORRECTION OF LG&E ENERGY, CORP. CORRECTING THE CORPORATE NAME TO LG&E ENERGY CORP. FILED MARCH 2, 1990,

AMENDED AND RESTATED FILED AUGUST 9, 1990,

ARTICLES OF SHARE EXCHANGE OF LG&E ENERGY CORP. AND LOUISVILLE GAS AND ELECTRIC COMPANY FILED AUGUST 15, 1990,

ARTICLES OF AMENDMENT FILED DECEMBER 10, 1990,

AMENDED AND RESTATED FILED NOVEMBER 4, 1996,

AMENDED AND RESTATED FILED NOVEMBER 6, 1996,

ARTICLES OF MERGER OF KU ENERGY CORPORATION INTO LG&E ENERGY CORP. FILED MAY 1, 1998,

IN WITNESS WHEREOF, I have here unto set my hand and affixed my Official seal at Frankfort, Kentucky this 24TH day of APRIL , 2002.

John Y. Brown III

John Y. Brown, III
Secretary of State
Commonwealth of Kentucky

RL

COMMONWEALTH OF KENTUCKY

AMENDED AND RESTATED FILED MAY 1, 1998,

CERTIFICATE OF ASSUMED NAME OF KU CREDIT CORP. FILED MAY 24, 1999,

ARTICLES OF MERGER OF POWERGEN ACQUISITION CORP INTO LG&E ENERGY CORP. FILED DECEMBER 11, 2000,

ARTICLES OF AMENDMENT FILED JULY 20, 2001.

IN WITNESS WHEREOF, I have here unto set my hand and affixed my Official seal at Frankfort, Kentucky this 24TH day of APRIL, 2002.

John Y. Brown III

John Y. Brown, III
Secretary of State
Commonwealth of Kentucky

RL

RECEIVED AND FILED
DATE NOV 14 1989
TIME 4:05pm
AMOUNT $50.00
BREMER EHRLER
SECRETARY OF STATE
COMMONWEALTH OF KENTUCKY
BY LLB

265533

BEST AVAILABLE COPY

ARTICLES OF INCORPORATION
OF
LG&E ENERGY, CORP.

581044

I, the undersigned, acting as incorporator of a corporation under the Kentucky Business Corporation Act adopt the following Articles of Incorporation for such corporation:

FIRST. The corporate name is

LG&E ENERGY, CORP.

SECOND. The address of the initial registered office of LG&E Energy, Corp. (herein, the "Company") is 311 West Chestnut Street, P.O. Box 32010, Louisville, Kentucky 40232 and the name of the Company's initial registered agent at that office is Charles A. Markel, III.

THIRD. The mailing address of the principal office of the Company is 311 West Chestnut Street, P.O. Box 32010, Louisville, Kentucky 40232.

FOURTH. The aggregate number of shares which the Company is authorized to issue is 10. The designations, number of shares and par value, if any, of the shares are as follows:

Number of Shares	Class	Series (if any)	Par Value per Share or Statement that Shares are Without Par Value
10	Common	None	Without par value

FIFTH. The purpose of the Company is the transaction of any or all lawful business for which corporations may be incorporated under the Business Corporation Law of Kentucky, as amended.

SIXTH. The period of the Company's duration shall be perpetual.

SEVENTH. The name and mailing address of the sole incorporator is:

Charles A. Markel, III
311 West Chestnut Street
P.O. Box 32010
Louisville, Kentucky 40232

EIGHTH. The number of directors constituting the initial Board of Directors of the Company is two and the names and addresses of the persons who are to serve as directors until the first annual meeting of stockholders of the Company or until their successors are elected and shall qualify are:

Roger W. Hale	311 West Chestnut Street P.O. Box 32010 Louisville, Kentucky 40232
Charles A. Markel, III	311 West Chestnut Street P.O. Box 32010 Louisville, Kentucky 40232

Dated: Nov 14, 1989

Charles A. Markel III

Charles A. Markel, III
Incorporator

8226C

STATE OF KENTUCKY)
) SS
COUNTY OF JEFFERSON)

I, the undersigned, a notary public, do hereby certify that on this 4th day of Dec. 1989, personally appeared before me, Charles A. Markel, III, who being by me first duly sworn, severally declared that he is the person who signed the foregoing document as incorporator, and that the statements therein contained are true.

Linda E. Martin
________________, Notary Public

(NOTARIAL SEAL)

My Commission expires:

Notary Public, State at Large, KY.
My commission expires May 12, 1993

The foregoing instrument
was prepared by:
Charles G. Middleton, III
Attorney-at-law
Middleton & Reutlinger
2500 Brown & Williamson Tower
Louisville, Kentucky 40202-3410
(502) 584-1135

____
Charles G. Middleton, III

6226C

265533-A
269868-F

ARTICLES OF CORRECTION
OF
ARTICLES OF INCORPORATION
OF
LG&E ENERGY CORP.

Pursuant to KRS 271B.1-240, I, the undersigned, acting as original incorporator of LG&E Energy Corp., under the Kentucky Business Corporation Act, do hereby adopt the following Articles of Correction for such corporation.

1. The original Articles of Incorporation for LG&E Energy Corp., filed on November 14, 1989, are attached hereto.

2. The corporate name, LG&E Energy, Corp., as listed in the original Articles of Incorporation is incorrect in that there should be no comma between the words Energy and Corp.

592051

3. The correct corporate name is LG&E Energy Corp.

4. All other provisions of the Articles of Incorporation are correct.

IN WITNESS WHEREOF, I have made, signed and acknowledged these Articles of Correction, this 1st day of March, 1990.

RECEIVED AND FILED
DATE MAR 0 2 1990
TIME 12:13 pm
AMOUNT $20.00
BREMER EHRLER
SECRETARY OF STATE
COMMONWEALTH OF KENTUCKY
BY [signature]

[signature]
Charles A. Markel, III

COMMONWEALTH OF KENTUCKY)
(SS
COUNTY OF JEFFERSON)

On this 1st day of March, 1990, personally appeared Charles A. Markel, III, to me known, and known to me to be the person described in and who executed the foregoing Articles of Correction, and who duly acknowledged to me that he had executed the same. Witness my hand this 1st day of March, 1990.

My Commission expires: Notary Public, State at Large, KY. My commission expires May 12, 1993

Notary Public
State of Kentucky at Large

THIS INSTRUMENT WAS PREPARED BY:

Charles G. Middleton III
Middleton & Reutlinger
2500 Brown & Williamson Tower
Louisville, Kentucky 40202
Telephone (502) 584-1134

RECEIVED AND FILED
DATE NOV 1 4 1989
TIME 4:05pm
AMOUNT $50.00
BREMER EHRLER
SECRETARY OF STATE
COMMONWEALTH OF KENTUCKY
BY KKB

FILED IN OFFICE
NOV 15 1989
Jim
BY C.C.

ARTICLES OF INCORPORATION
OF
LG&E ENERGY, CORP.

I, the undersigned, acting as incorporator of a corporation ~~under the Kentucky~~ Business Corporation Act adopt the following Articles of Incorporation for such corporation:

FIRST. The corporate name is

LG&E ENERGY, CORP.

SECOND. The address of the initial registered office of LG&E Energy, Corp. (herein, the "Company") is 311 West Chestnut Street, P.O. Box 32010, Louisville, Kentucky 40232 and the name of the Company's initial registered agent at that office is Charles A. Markel, III.

THIRD. The mailing address of the principal office of the Company is 311 West Chestnut Street, P.O. Box 32010, Louisville, Kentucky 40232.

FOURTH. The aggregate number of shares which the Company is authorized to issue is 10. The designations, number of shares and par value, if any, of the shares are as follows:

Number of Shares	Class	Series (if any)	Par Value per Share or Statement that Shares are Without Par Value
10	Common	None	Without par value

FIFTH. The purpose of the Company is the transaction of any or all lawful business for which corporations may be incorporated under the Business Corporation Law of Kentucky, as amended.

SIXTH. The period of the Company's duration shall be perpetual.

SEVENTH. The name and mailing address of the sole incorporator is:

Charles A. Markel, III
311 West Chestnut Street
P.O. Box 32010
Louisville, Kentucky 40232

EIGHTH. The number of directors constituting the initial Board of Directors of the Company is two and the names and addresses of the persons who are to serve as directors until the first annual meeting of stockholders of the Company or until their successors are elected and shall qualify are:

Roger W. Hale	311 West Chestnut Street P.O. Box 32010 Louisville, Kentucky 40232
Charles A. Markel, III	311 West Chestnut Street P.O. Box 32010 Louisville, Kentucky 40232

Dated: Nov 14, 1989

Charles A. Markel, III
Charles A. Markel, III
Incorporator

8226C

STATE OF KENTUCKY)
) SS
COUNTY OF JEFFERSON)

I, the undersigned, a notary public, do hereby certify that on this 14 day of Dec, 1989, personally appeared before me, Charles A. Markel, III, who being by me first duly sworn, severally declared that he is the person who signed the foregoing document as incorporator, and that the statements therein contained are true.

_______________, Notary Public

(NOTARIAL SEAL)

My Commission expires:

Notary Public, State at Large, KY.
My commission expires May 12, 1993

The foregoing instrument was prepared by:
Charles G. Middleton, III
Attorney-at-law
Middleton & Reutlinger
2500 Brown & Williamson Tower
Louisville, Kentucky 40202-3410
(502) 584-1135

____
Charles G. Middleton, III

8226C

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF LG&E ENERGY CORP.

The following Amended and Restated Articles of Incorporation of LG&E Energy Corp., a Kentucky corporation (the "Company"), were recommended by the Board of Directors and adopted by the sole shareholder of the Company by unanimous written consent on June 6, 1990. The First, Second, Third and Sixth Articles remain unchanged. The Fourth, Fifth and Eighth Articles have been amended. The former Seventh Article is now the Thirteenth Article. The Seventh Article and the Ninth through Twelfth Articles have been added to these Articles. All amendments and additions to the Articles were voted upon and unanimously approved by the sole shareholder of the Company. The number of shares cast for the amendments was sufficient for approval of the amendments.

FIRST. The corporate name is

LG&E ENERGY CORP.

SECOND. The address of the initial registered office of LG&E Energy Corp. (herein, the "Company") is 311 West Chestnut Street, P.O. Box 32010, Louisville, Kentucky 40232 and the name of the Company's initial registered agent at that office is Charles A. Markel, III.

THIRD. The mailing address of the principal office of the Company is 311 West Chestnut Street, P.O. Box 32010, Louisville, Kentucky 40232.

FOURTH. A. *AUTHORIZED CAPITAL STOCK*. The total number of shares which the Company shall have the authority to issue shall be 80,000,000 shares, of which 75,000,000 shares shall be Common Stock, without par value, and 5,000,000 shares shall be Preferred Stock, without par value.

B. *COMMON STOCK*. The Board of Directors is hereby authorized to cause shares of Common Stock, without par value, to be issued from time to time for such consideration as may be fixed from time to time by the Board of Directors, or by way of stock split pro rata to the holders of the Common Stock. The Board of Directors may also determine the proportion of the proceeds received from the sale of such stock which shall be credited upon the books of the Company to Capital or Capital Surplus.

Each share of the Common Stock shall be equal in all respects to every other share of the Common Stock. Subject to any special voting rights of the holders of Preferred Stock fixed by or pursuant to the provisions of Paragraph C of this Article Fourth, the shares of Common Stock shall entitle the holders thereof to one vote for each share upon all matters upon which stockholders have the right to vote and, to the extent required by law, to cumulative voting in all elections of directors by stockholders.

No holder of shares of Common Stock shall be entitled as such as a matter of right to subscribe for or purchase any part of any new or additional issue of stock, or securities convertible into stock, of any class whatsoever, whether now or hereafter authorized, and whether issued for cash, property, services or otherwise.

After the requirements with respect to preferential dividends on Preferred Stock (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth), if any, shall have been met and after the Company shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth) and subject further to any other conditions which may be fixed by or pursuant to the provisions of Paragraph C of this Article Fourth, then, but not otherwise, the holders of Common Stock shall be entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors.

After distribution in full of the preferential amount (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth), if any, to be distributed to the holders of Preferred Stock in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Company, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Company, tangible and intangible, of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by each.

C. *PREFERRED STOCK.* Shares of Preferred Stock may be divided into and issued in such series, on such terms and for such consideration as may from time to time be determined by the Board of Directors of the Company. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. All shares of Preferred Stock shall be identical, except as to variations between different series in the relative rights and preferences as permitted or contemplated by the next succeeding sentence. Authority is hereby vested in the Board of Directors of the Company to establish out of shares of Preferred Stock which are authorized and unissued from time to time one or more series thereof and to fix and determine the following relative rights and preferences of shares of each such series:

(1) the distinctive designation of, and the number of shares which shall constitute, the series and the "stated value" or "nominal value," if any, thereof;

(2) the rate of dividend applicable to shares of such series;

(3) the price at and the terms and conditions on which shares of such series may be redeemed;

(4) the amount payable upon shares of such series in the event of the involuntary liquidation of the Company;

(5) the amount payable upon shares of such series in the event of the voluntary liquidation of the Company;

(6) sinking fund provisions for the redemption or purchase of shares of such series;

(7) the terms and conditions on which shares of such series may be converted, if such shares are issued with the privilege of conversion;

(8) the voting powers, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include (i) the right to one or less than one vote per share on any or all matters voted upon by the stockholders and (ii) the right to vote, as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together

with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of this Company in the event there shall have been a failure to pay dividends on any one or more series of Preferred Stock or under such other circumstances and upon such conditions as the Board of Directors may determine; provided, however, that in no event shall a share of Preferred Stock have more than one vote; and

(9) any other such rights and preferences as are not inconsistent with the Kentucky Business Corporation Act.

No holder of any share of any series of Preferred Stock shall be entitled to vote for the election of directors or in respect of any other matter except as may be required by the Kentucky Business Corporation Act, as amended, or as is permitted by the resolution or resolutions adopted by the Board of Directors authorizing the issue of such series of Preferred Stock.

D. *OTHER PROVISIONS*

(1) The relative powers, preferences, and rights of each series of Preferred Stock in relation to the powers, preferences and rights of each other series of Preferred Stock shall, in each case, be as fixed from time to time by the Board of Directors in the resolution or resolutions adopted pursuant to authority granted in Paragraph C of this Article Fourth, and the consent by class or series vote or otherwise, of the holders of the Preferred Stock or such of the series of the Preferred Stock as are from time to time outstanding shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock whether the powers, preferences and rights of such other series shall be fixed by the Board of Directors as senior to, or on a parity with, powers, preferences and rights of such outstanding series, or any of them, provided, however, that the Board of Directors may provide in such resolution or resolutions adopted with respect to any series of Preferred Stock that the consent of the holders of a majority (or such greater proportion as shall be therein fixed) of the outstanding shares of such series voting thereon shall be required for the issuance of any or all other series of Preferred Stock.

(2) Subject to the provisions of Section 1 of this Paragraph D, shares of any series of Preferred Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(3) Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(4) No holder of any of the shares of any class or series of shares or securities convertible into such shares of any class or series of shares, or of options, warrants or other rights to purchase or acquire shares of any class or series of shares or of other securities of the Company shall have any preemptive right to purchase, acquire, subscribe for any unissued shares of any class or series or any additional shares of any class or series to be issued by reason of any increase of the authorized capital stock of the Company of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for shares of any class or series, or carrying any right to purchase or

acquire shares of any class or series, but any such unissued shares, additional authorized issue of shares of any class or series of shares or securities convertible into or exchangeable for shares, or carrying any right to purchase or acquire shares, may be issued and disposed of pursuant to resolution of the Board of Directors to such persons, firms, corporations or associations, and upon such terms, as may be deemed advizable by the Board of Directors in the exercise of its sole discretion.

(5) The Company reserves the right to increase or decrease its authorized capital shares, or any class or series thereof or to reclassify the same and to amend, alter, change or repeal any provision contained in the Articles of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, but subject to such conditions and limitations as are hereinbefore prescribed, and all rights conferred upon stockholders in the Articles of Incorporation of this Company, or any amendment thereto, are granted subject to this reservation.

FIFTH. The purpose of the Company is the transaction of any or all lawful business for which corporations may be incorporated under the Kentucky Business Corporation Act.

SIXTH. The period of the Company's duration shall be perpetual.

SEVENTH. A. *CERTAIN DEFINITIONS*. For purposes of this Article Seventh:

(1) "Affiliate," including the term "affiliated person," means a person who directly, or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

(2) "Associate," when used to indicate a relationship with any person, means:

(a) Any corporation or organization (other than the Company or a Subsidiary), of which such person is an officer, director or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of Equity Securities;

(b) Any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(c) Any relative or spouse of such person, or any relative of such spouse, any one (1) of whom has the same home as such person or is a director or officer of the corporation or any of its Affiliates.

(3) "Beneficial Owner," when used with respect to any Voting Stock, means a person:

(a) Who, individually or with any of its Affiliates or Associates, beneficially owns Voting Stock, directly or indirectly; or

(b) Who, individually or with any of its Affiliates or Associates, has:

1. The right to acquire Voting Stock, whether such right is exercisable immediately or only after the passage of time and whether or not such right is exercisable only after specified conditions are met, pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise;

2. The right to vote Voting Stock pursuant to any agreement, arrangement, or understanding; or

3. Any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting or disposing of Voting Stock with any other person who beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares of Voting Stock.

(4) "Business Combination" means:

(a) Any merger or consolidation of the Company or any Subsidiary with any Interested Shareholder, or any other corporation, whether or not itself an Interested Shareholder, which is, or after the merger or consolidation would be, an Affiliate of an Interested Shareholder who was an Interested Shareholder prior to the transaction;

(b) Any sale, lease, transfer, or other disposition, other than in the ordinary course of business, in one (1) transaction or a series of transactions in any twelve-month period, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any Subsidiary, of any assets of the Company or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors of the Company, an aggregate book value as of the end of the Company's most recently ended fiscal quarter of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth as of the end of its most recently ended fiscal quarter;

(c) The issuance or transfer by the Company, or any Subsidiary, in one transaction or a series of transactions in any twelve-month period, of any Equity Securities of the Company or any Subsidiary which have an aggregate Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company, determined as of the end of the Company's most recently ended fiscal quarter prior to the first such issuance or transfer, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any of its Subsidiaries, except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the Company's Voting Stock or any other method affording substantially proportionate treatment to the holders of Voting Stock;

(d) The adoption of any plan or proposal for the liquidation or dissolution of the Company in which any thing other than cash will be received by an Interested Shareholder or any Affiliate of any Interested Shareholder; or

(e) Any reclassification of securities, including any reverse stock split, or recapitalization of the Company; or any merger or consolidation of the Company with any of its Subsidiaries, or any other transaction which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by five percent (5%) or more the proportionate amount of the outstanding shares of any class of Equity Securities of the Company or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder or any Affiliate of any Interested Shareholder.

(5) "Common Stock" means any stock of the Company other than preferred or preference stock of the Company.

(6) "Continuing Director" means any member of the Company's Board of Directors who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and who was a director of the Company prior to the time the Interested Shareholder became an Interested Shareholder, and any successor to such Continuing Director who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors is present.

(7) "Control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and the beneficial ownership of ten percent (10%) or more of the votes entitled to be cast by a corporation's Voting Stock creates a presumption of control.

(8) "Equity Security" means:

(a) Any stock or similar security, certificate of interest, or participation in any profit-sharing agreement, voting trust certificate, or certificate of deposit for the foregoing;

(b) Any security convertible, with or without consideration, into an Equity Security, or any warrant or other security carrying any right to subscribe to or purchase an Equity Security; or

(c) Any put, call, straddle, or other option, right or privilege of acquiring an Equity Security from or selling an Equity Security to another without being bound to do so.

(9) "Interested Shareholder" means any person, other than the Company or any of its Subsidiaries, who:

(a) Is the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding Voting Stock of the Company; or is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding Voting Stock of the Company.

(b) For the purpose of determining whether a person is an Interested Shareholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned by the person through application of Subsection (3) of this Paragraph A of Article Seventh but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options or otherwise.

(10) "Market Value" means:

(a) In the case of stock, the highest closing sale price during the thirty-day period immediately preceding the date in question of a share of such stock on the composite tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the composite tape, on the New York Stock Exchange, or if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc., Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present; and

(b) In the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(11) "Subsidiary" means any corporation of which Voting Stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Company.

(12) "Voting Stock" means shares of capital stock of a corporation entitled to vote generally in the election of its directors.

B. *MINIMUM SHARE VOTE REQUIREMENTS FOR APPROVAL OF BUSINESS COMBINATIONS.*

(1) In addition to any vote otherwise required by law or these Articles of Incorporation, a Business Combination shall be recommended by the Board of Directors of the Company and approved by the affirmative vote of at least:

(a) Eighty percent (80%) of the votes entitled to be cast by outstanding shares of Voting Stock of the Company, voting together as a single voting group; and

(b) Two-thirds of the votes entitled to be cast by holders of Voting Stock other than Voting Stock beneficially owned by the Interested Shareholder who is, or whose Affiliate is, a party to the Business Combination or by an Affiliate or Associate of such Interested Shareholder, voting together as a single voting group.

(2) Unless a Business Combination is exempted from the operation of this Paragraph B in accordance with Paragraph C of this Article Seventh, the failure to comply with the voting requirements of Subsection (1) of this Paragraph B shall render such Business Combination void.

C. *EXEMPTIONS FROM MINIMUM SHARE VOTE REQUIREMENTS.*

(1) For purposes of Section (2) of this Paragraph C:

(a) "Announcement Date" means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or its first communication generally to stockholders of the Company, whichever is earlier;

(b) "Determination Date" means the date on which an Interested Shareholder first became an Interested Shareholder; and

(c) "Valuation Date" means

1. For a Business Combination voted upon by stockholders, the latter of the day prior to the date of the stockholders' vote or the date twenty (20) days prior to the consummation of the Business Combination; and

2. For a Business Combination not voted upon by stockholders, the date of the consummation of the Business Combination.

(2) The vote required by Paragraph B of this Article Seventh does not apply to a Business Combination if each of the following conditions is met:

(a) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of Common Stock in such Business Combination is at least equal to the highest of the following:

1. The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it:

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The Market Value per share of Common Stock of the same class or series on the Announcement Date or on the Determination Date, whichever is higher; or

3. The price per share equal to the Market Value per share of Common Stock of the same class or series determined pursuant to clause 2 of this Subsection (a), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it within the two-year period immediately prior to the Announcement Date, over

b. The Market Value per share of Common Stock of the same class or series on the first day in such two-year period on which the Interested Shareholder acquired any shares of Common Stock.

(b) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following, whether or not the Interested Shareholder has previously acquired any shares of a particular class or series of stock:

1. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of such class of stock acquired by it:

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company; or

3. The Market Value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; or

4. The price per share equal to the Market Value per share of such class of stock determined pursuant to clause 3 of this Subsection (b), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of any class of Voting Stock acquired by it within the two-year period immediately prior to the Announcement Date, over

b. The Market Value per share of the same class of Voting Stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of the same class of Voting Stock.

(c) In making any price calculation under Section (2) of this Paragraph C, appropriate adjustments shall be made to reflect any reclassification, including any reverse stock split; recapitalization; reorganization; or any similar transaction which has the effect of reducing the number of outstanding shares of the stock. The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Shareholder has previously paid for shares of the same class or series of stock. If the Interested Shareholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.

(d) 1. After the Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination:

a. There shall have been no failure to declare and pay at the regular date therefor any full periodic dividends, whether or not cumulative, on any outstanding preferred stock of the Company;

b. There shall have been no reduction in the annual rate of dividends paid on any class or series of stock of the Company that is not preferred stock, except as necessary to reflect any subdivision of the stock; and an increase in such annual rate of dividends as necessary to reflect any reclassification, including any reverse stock split; recapitalization; reorganization; or any similar transaction which has the effect of reducing the number of outstanding shares of the stock; and

c. The Interested Shareholder shall not become the Beneficial Owner of any additional shares of stock of the Company except as part of the transaction which resulted in such Interested Shareholder becoming an Interested Shareholder or by virtue of proportionate stock splits or stock dividends.

2. The provisions of subclauses a and b of clause 1 do not apply if no Interested Shareholder or an Affiliate or Associate of the Interested Shareholder voted as a director of the Company in a manner inconsistent with such subclauses and the Interested Shareholder, within ten (10) days after any act or failure to act inconsistent with such subclauses, notifies the Board of Directors of the Company in writing that the Interested Shareholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(e) After the Interested Shareholder has become an Interested Shareholder, the Interested Shareholder may not have received the benefit, directly or indirectly, except proportionately as a stockholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the Company or any Subsidiary, whether in anticipation of or in connection with such Business Combination or otherwise.

(3) (a) The vote required by Paragraph B of this Article Seventh does not apply to any Business Combination that is approved by a majority of Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(b) Unless by its terms a resolution adopted under the foregoing subsection (a) of this Section (3) is made irrevocable, it may be altered or repealed by the Board of Directors, but this shall not affect any Business Combinations that have been consummated, or are the subject of an existing agreement entered into, prior to the alteration or repeal.

D. *Powers of the Board of Directors.* A majority of the Continuing Directors of the Company shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article Seventh, including without limitation, (a) whether a person is an Interested Shareholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate book value or Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth, and (e) whether the requirements of Paragraph C of this Article Seventh have been met.

E. *No Effect on Fiduciary Obligations of Interested Shareholders.* Nothing contained in this Article Seventh shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

F. *Amendment or Repeal.* Notwithstanding any other provisions of this Article Seventh or of any other Article hereof, or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Seventh, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Seventh may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least: (i) 80% of the combined voting power of the then outstanding Voting Stock of the Company, voting together as a single class and (ii) 66⅔% of the combined voting power of the then outstanding Voting Stock (which is not beneficially owned by any Interested Shareholder), voting together as a single class.

EIGHTH. A. *Number, Election and Terms of Directors.* The business of the Company shall be managed by a Board of Directors. The number of directors of the Company shall be fixed from time to time by or pursuant to the By-Laws of the Company. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the manner specified in the By-Laws of the Company. One class shall be originally elected for a term expiring at the annual meeting of stockholders to be held in 1991, another class shall be originally elected for a term expiring at the annual meeting of stockholders to be held in 1992, and another class shall be originally elected for a term expiring at the annual meeting of stockholders to be held in 1993, with each member of each class to hold office until a successor is elected and qualified. At each annual meeting of stockholders of the Company and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term of three years.

B. *Stockholder Nomination of Director Candidates and Introduction of Business.* Advance notice of stockholder nominations for the election of directors, and advance notice of business to be brought by stockholders before an annual meeting of stockholders, shall be given in the manner provided in the By-Laws of the Company.

C. *Newly Created Directorships and Vacancies.* Except as otherwise required by law and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances: (i) newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors; (ii) any director elected in accordance with the preceding clause (i) shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified; and (iii) no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. Removal. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office, with or without cause, only by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding the foregoing provisions of this Paragraph D, if at any time any stockholders of the Company have cumulative voting rights with respect to the election of directors and less than the entire Board of Directors is to be removed, no director may be removed from office if the votes cast against removal would be sufficient to elect the person as a director if cumulatively voted at an election of the class of directors of which such person is a part. Whenever in this Article Eighth or in Article Ninth hereof or in Article Tenth hereof, the phrase, "the then outstanding shares of the Company's stock entitled to vote generally" is used, such phrase shall mean each then outstanding share of any class or series of the Company's stock that is entitled to vote generally in the election of the Company's directors.

E. Amendment or Repeal. Notwithstanding any other provisions of this Article Eighth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Eighth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Eighth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

NINTH. Any action required or permitted to be taken by the stockholders of the Company at a meeting of such holders may be taken without such a meeting *only* by written consent by all of the stockholders entitled to vote on the subject matter thereof. Except as otherwise mandated by Kentucky law and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, special meetings of stockholders of the Company may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by the President of the Company. Notwithstanding any other provisions of this Article Ninth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Ninth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Ninth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

TENTH. The Board of Directors shall have power to adopt, amend and repeal the By-Laws of the Company to the maximum extent permitted from time to time by Kentucky law; provided, however, that any By-Laws adopted by the Board of Directors under the powers conferred hereby may be amended or repealed by the Board of Directors or by the holders of at least a majority of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class, except that, and notwithstanding any other provisions of this Article Tenth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Tenth, any other Article hereof or the By-Laws of the Company), no provision of Section 2, Section 5 or Section 6 of Article I of the By-Laws or of Section 1 of Article II of the By-Laws or of Article VIII of the By-Laws may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding any other provisions of this Article Tenth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Tenth, any other Article hereof or the By-Laws of the Company), the provisions of this Article Tenth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

ELEVENTH. A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of his duties as a director, except for liability (i) for any transaction in which the director's personal financial interest is in conflict with the financial interests of the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law, (iii) under Kentucky Revised Statutes 271B.8-330, or (iv) for any transaction from which the director derived any improper personal benefit. If the Kentucky Business Corporation Act is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Kentucky Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

TWELFTH. A. *RIGHT TO INDEMNIFICATION.* Each person who was or is a director of the Company and who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Director"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent permitted by the Kentucky Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Director in connection therewith and such indemnification shall continue as to an Indemnified Director who has ceased to be a director and shall inure to the benefit of the Indemnified Director's heirs, executors and administrators. Each person who was or is an officer of the Company and not a director of the Company and who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any proceeding, by reason of the fact that he or she is or was an officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Officer"), whether the basis of such proceeding is alleged action in an official capacity as an officer or in any other capacity while serving as an officer, shall be indemnified and held harmless by the Company against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Officer to the same extent and under the same conditions that the Company must indemnify an Indemnified Director pursuant to the immediately preceding sentence and to such further extent as is not contrary to public policy and such indemnification shall continue as to an Indemnified Officer who has ceased to be an officer and shall inure to the benefit of the Indemnified Officer's heirs, executors and administrators. Notwithstanding the foregoing and except as provided in Paragraph B of this Article Twelfth with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any Indemnified Director or Indemnified Officer in connection with a proceeding (or part thereof) initiated by such Indemnified Director or Indemnified Officer only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. As hereinafter used in this Article Twelfth, the term "indemnitee" means any Indemnified Director or Indemnified Officer. Any person who is or was a director or officer of a subsidiary of the Company shall be deemed to be serving in such capacity at the request of the Company for purposes of this Article Twelfth. The right to indemnification conferred in this Article shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Kentucky Business Corporation Act requires, an advancement of expenses incurred by an indemnitee who at the time of receiving such advance is a director of the Company shall be made only upon: (i) delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter, a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise; (ii) delivery to the Company of a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct that makes indemnification by the Company permissible under the Kentucky Business Corporation Act; and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the Kentucky Business Corporation Act. The right to indemnification and advancement of expenses conferred in this Paragraph A shall be a contract right.

B. *RIGHT OF INDEMNITEE TO BRING SUIT.* If a claim under Paragraph A of this Article Twelfth is not paid in full by the Company within sixty days after a written claim has been received by the Company (except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days), the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee also shall be entitled to be paid the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (other than a suit to enforce a right to an advancement of expenses brought by an indemnitee who will not be a director of the Company at the time such advance is made) it shall be a defense that, and in (ii) any suit by the Company to recover an advancement of expenses pursuant to the terms of an undertaking the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the standard that makes it permissible hereunder or under the Kentucky Business Corporation Act (the "applicable standard") for the Company to indemnify the indemnitee for the amount claimed. Neither the failure of the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard, nor an actual determination by the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its stockholders) that the indemnitee has not met the applicable standard, shall create a presumption that the indemnitee has not met the applicable standard or, in the case of such a suit brought by the indemnitee, shall be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Article Twelfth or otherwise shall be on the Company.

C. *NON-EXCLUSIVITY OF RIGHTS.* The rights to indemnification and to the advancement of expenses conferred in this Article Twelfth shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, these Articles of Incorporation, any By-Law, any agreement, any vote of stockholders or disinterested directors or otherwise.

D. *INSURANCE.* The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Kentucky Business Corporation Act.

E. *INDEMNIFICATION OF EMPLOYEES AND AGENTS.* The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company and to any person serving at the request of the Company as an agent or employee of another corporation or of a joint venture, trust or other enterprise to the fullest extent of the provisions of this Article Twelfth with respect to the indemnification and advancement of expenses of either directors or officers of the Company.

F. *REPEAL OR MODIFICATION.* Any repeal or modification of any provision of this Article Twelfth shall not adversely affect any rights to indemnification and to advancement of expenses that any person may have at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

G. *SEVERABILITY.* In case any one or more of the provisions of this Article Twelfth, or any application thereof, shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions in this Article Twelfth, and any other application thereof, shall not in any way be affected or impaired thereby.

THIRTEENTH. The name and mailing address of the sole incorporator is:

Charles A. Markel, III
311 West Chestnut Street
P.O. Box 32010
Louisville, Kentucky 40232

The undersigned hereby certifies that the Amended and Restated Articles of Incorporation correctly set forth the corresponding Articles of Incorporation as amended and that these Amended and Restated Articles of Incorporation supercede the original Articles of Incorporation and any amendments and corrections thereto.

LG&E ENERGY CORP.

By: [signature]
Charles A. Markel, III
Vice President, Secretary
and Treasurer

COMMONWEALTH OF KENTUCKY)
(SS
COUNTY OF JEFFERSON)

I, the undersigned notary public in and for the state and county aforesaid, do hereby certify that on this 9th day of August, 1990, personally appeared before me Charles A. Markel, III, being by me first duly sworn, and who declared that he is the Vice President, Secretary and Treasurer of LG&E Energy Corp., that he signed the foregoing Amended and Restated Articles of Incorporation as Vice President, Secretary and Treasurer of the Company, and that the statements therein contained are true.

My Commission expires: Notary Public, State at Large, KY. My commission expires May 12, 1993

[signature]
Notary Public
State of Kentucky at Large

THIS INSTRUMENT PREPARED BY:

[signature]
Charles G. Middleton III
Middleton & Reutlinger
2500 Brown & Williamson Tower
Louisville, Kentucky 40202
Telephone (502) 584-1135

#0265533

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
LG&E ENERGY CORP.

RECEIVED & FILED
Ck# 100,040.00

Pursuant to the provisions of KRS 271B.10-030 and KRS 271B.10-060, the following Articles of Amendment to the Articles of Incorporation of LG&E Energy Corp., a Kentucky corporation (the "Corporation"), are hereby adopted:

FIRST: The name of the Corporation is LG&E Energy Corp.

SECOND: Article Fourth A. of the Corporation's Articles of Incorporation is hereby deleted in its entirety and replaced with the following:

"FOURTH A. *AUTHORIZED CAPITAL STOCK*. The total number of shares which the Company shall have the authority to issue shall be 130,000,000 shares, of which 125,000,000 shares shall be Common Stock, without par value, and 5,000,000 shares shall be Preferred Stock, without par value.

THIRD: The above designated amendment does not provide for an exchange, reclassification or cancellation of issued shares of stock of the Corporation.

FOURTH: The designated amendment was adopted by the Corporation's Board of Directors on December 6, 1995, and submitted to the Corporation's shareholders for approval on April 23, 1996. As of the record date of the 1996 Annual Meeting of Shareholders, the Corporation had 33,122,674 outstanding shares of common stock, having no par value per share, each such share entitled to vote on the amendment. 27,790,513 of the common shares were indisputably represented on the proposal to amend the Articles of Incorporation at the Annual Meeting, duly called in accordance with the Kentucky Business Corporation Act, with 26,623,394 votes indisputably cast in favor of the amendment, such votes being sufficient for approval of the amendment.

Dated: April 23, 1996.

LG&E ENERGY CORP.

By: [signature]
John R. McCall
Title: Executive Vice President, General Counsel and Corporate Secretary

N:\KJM\MISC\ENERGY.AMD

#265523-A

CERTIFICATE

Pursuant to the provisions of KRS 271B.10-070, LG&E Energy Corp., a Kentucky corporation (the "Company"), files herewith Articles of Amendment and Restated Articles of Incorporation and hereby certifies that:

FIRST: The name of the Company is LG&E Energy Corp.

SECOND: The Articles of Amendment and Restated Articles of Incorporation (the "Restatement") filed herewith contains no amendments to the Company's Articles of Incorporation which require shareholder approval.

THIRD: Articles First through Fourteenth of the Company's Articles of Incorporation are restated in their entirety as set forth in the Restatement filed herewith, a copy of which is attached hereto.

FOURTH: The Restatement of the Company's Articles of Incorporation was adopted by the Company's Board of Directors as of September 4, 1996.

Dated: September 4, 1996.

LG&E ENERGY CORP.

By: [signature]
John R. McCall
Title: Executive Vice President, General Counsel and Corporate Secretary

RECEIVED & FILED
Nov 4 10 43 AM '96

o:\board\corp.doc\energy.crt

ARTICLES OF AMENDMENT AND RESTATED ARTICLES OF INCOMPANY OF LG&E ENERGY CORP.

Pursuant to the provisions of KRS 271B.10-030 and KRS 271B.10-060, LG&E Energy Corp., a Kentucky corporation (the "Company"), hereby adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation, as amended, and restates its Articles of Incorporation, as amended:

FIRST: The name of the Company is LG&E Energy Corp.

SECOND: These Articles of Amendment and Restated Articles of Incorporation (the "Restatement") do not contain any amendments to the Company's Amended and Restated Articles of Incorporation, as amended, requiring shareholder approval and were adopted by the Company's Board of Directors on September 4, 1996.

THIRD: The amendments contained in the Restatement do not provide for an exchange, reclassification or cancellation of issued shares of stock of the Company.

FOURTH: The Restatement, together with the amendments contained therein, supersede the original Amended and Restated Articles of Incorporation, as amended, and all amendments thereto.

FIFTH: The Restatement, containing the amendments adopted, shall read in its entirety as set forth on Exhibit A attached hereto.

Dated: September 4, 1996

LG&E ENERGY CORP.

By: [signature]
John R. McCall
Title: Executive Vice President, General Counsel and Corporate Secretary

\\energy\legalsys\share\board\board\corp.doc\3energy.amd

Exhibit A

ARTICLES OF AMENDMENT AND RESTATED ARTICLES OF INCORPORATION OF LG&E ENERGY CORP.

"**FIRST**. The corporate name is

LG&E Energy Corp.

SECOND. The address of the registered office of LG&E Energy Corp. (herein, the "Company") is 220 West Main Street, P.O. Box 32030, Louisville, Kentucky 40232 and the name of the Company's registered agent at that office is John R. McCall.

THIRD. The mailing address of the principal office of the Company is 220 West Main Street, P.O. Box 32030, Louisville, Kentucky 40232.

FOURTH. A. *AUTHORIZED CAPITAL STOCK.* The total number of shares which the Company shall have the authority to issue shall be 130,000,000 shares, of which 125,000,000 shares shall be Common Stock, without par value, and 5,000,000 shares shall be Preferred Stock, without par value.

B. *COMMON STOCK.* The Board of Directors is hereby authorized to cause shares of Common Stock, without par value, to be issued from time to time for such consideration as may be fixed from time to time by the Board of Directors, or by way of stock split pro rata to the holders of the Common Stock. The Board of Directors may also determine the proportion of the proceeds received from the sale of such stock which shall be credited upon the books of the Company to Capital or Capital Surplus.

Each share of the Common Stock shall be equal to all respects to every other share of the Common Stock. Subject to any special voting rights of the holders of Preferred Stock fixed by or pursuant to the provisions of Paragraph C of this Article Fourth, the shares of Common Stock shall entitle the holders thereof to one vote for each share upon all matters upon which shareholders have the right to vote and, to the extent required by law, to cumulative voting in all elections of directors by shareholders.

No holder of shares of Common Stock shall be entitled as such as a matter of right to subscribe for or purchase any part of any new or additional issue of stock, or securities convertible into stock, of any class whatsoever, whether now or hereafter authorized, and whether issued for cash, property, services or otherwise. After the requirements with respect to preferential dividends on Preferred Stock (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth), if any, shall have been met and after the Company shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth) and subject further to any other conditions which may be fixed by or pursuant to the provisions of Paragraph C of this Article Fourth, then, but not otherwise, the holders of Common Stock shall be entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors.

After distribution in full of the preferential amount (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth), if any, to be distributed to the holders of Preferred Stock in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Company, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Company, tangible and intangible, of whatever kind available for distribution to shareholders, ratably in proportion to the number of shares of Common Stock held by each.

C. *PREFERRED STOCK*. Shares of Preferred Stock may be divided into and issued in such series, on such terms and for such consideration as may from time to time be determined by the Board of Directors of the Company. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. All shares of Preferred Stock shall be identical, except as to variations between different series in the relative rights and preferences as permitted or contemplated by the next succeeding sentence. Authority is hereby vested in the Board of Directors of the Company to establish out of shares of Preferred Stock which are authorized and unissued from time to time one or more series thereof and to fix and determine the following relative rights and preferences of shares of each such series:

(1) The distinctive designation of, and the number of shares which shall constitute, the series and the "stated value" or "nominal value," if any, thereof;

(2) The rate of dividend applicable to shares of such series;

(3) The price at and the terms and conditions on which shares of such series may be redeemed;

(4) The amount payable upon shares of such series in the event of the involuntary liquidation of the Company;

(5) The amount payable upon shares of such series in the event of the voluntary liquidation of the Company;

(6) Sinking fund provisions for the redemption or purchase of shares of such series;

(7) The terms and conditions on which shares of such series may be converted, if such shares are issued with the privilege of conversion;

(8) The voting powers, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include (i) the right to one or less than one vote per share on any or all matters voted upon by the shareholders and (ii) the right to vote, as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of this Company in the event there shall have been a failure to pay dividends on any one or more series of Preferred Stock or under such other circumstances and upon such conditions as the Board of Directors may determine; provided, however, that in no event shall a share of Preferred Stock have more than one vote; and

(9) Any other such rights and preferences as are not inconsistent with the Kentucky Business Corporation Act.

No holder of any share of any series of Preferred Stock shall be entitled to vote for the election of directors or in respect of any other matter except as may be required by the Kentucky Business Corporation Act, as amended, or as is permitted by the resolution or resolutions adopted by the Board of Directors authorizing the issue of such series of Preferred Stock.

D. *OTHER PROVISIONS.*

(1) The relative powers, preferences, and rights of each series of Preferred Stock in relation to the powers, preferences and rights of each other series of Preferred Stock shall, in each case, be as fixed from time to time by the Board of Directors in the resolution or resolutions adopted pursuant to authority granted in Paragraph C of this Article Fourth, and the consent by class or series vote or

otherwise, of the holders of the Preferred Stock or such of the series of the Preferred Stock as are from time to time outstanding shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock whether the powers, preferences and rights of such other series shall be fixed by the Board of Directors as senior to, or on a parity with, powers, preferences and rights of such outstanding series, or any of them, provided, however, that the Board of Directors may provide in such resolution or resolutions adopted with respect to any series of Preferred Stock that the consent of the holders of a majority (or such greater proportion as shall be therein fixed) of the outstanding shares of such series voting thereon shall be required for the issuance of any or all other series of Preferred Stock.

(2) Subject to the provisions of Section 1 of this Paragraph D, shares of any series of Preferred Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(3) Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(4) No holder of any of the shares of any class or series of shares or securities convertible into such shares of any class or series of shares, or of options, warrants or other rights to purchase or acquire shares of any class or series of shares or of other securities of the Company shall have any preemptive right to purchase, acquire, subscribe for any unissued shares of any class or series or any additional shares of any class or series to be issued by reason of any increase of the authorized capital stock of the Company of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for shares of any class or series, or carrying any right to purchase or acquire shares of any class or series, but any such unissued shares, additional authorized issue of shares of any class or series of shares or securities convertible into or exchangeable for shares, or carrying any right to purchase or acquire shares, may be issued and disposed of pursuant to resolution of the Board of Directors to such persons, firms, corporations or associations, and upon such terms, as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

(5) The Company reserves the right to increase or decrease its authorized capital shares, or any class or series thereof or to reclassify the same and to amend, alter, change or repeal any provision contained in the Articles of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, but subject to such conditions and limitations as are hereinbefore prescribed, and all

rights conferred upon shareholders in the Articles of Incorporation of this Company, or any amendment thereto, are granted subject to this reservation.

FIFTH. The purpose of the Company is the transaction of any or all lawful business for which corporations may be incorporated under the Kentucky Business Corporation Act.

SIXTH. The period of the Company's duration shall be perpetual.

SEVENTH. A. *CERTAIN DEFINITIONS*. For purposes of this Article Seventh:

(1) "Affiliate," including the term "affiliated person," means a person who directly, or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

(2) "Associate," when used to indicate a relationship with any person, means:

(a) Any corporation or organization (other than the Company or a Subsidiary), of which such person is an officer, director or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of Equity Securities;

(b) Any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(c) Any relative or spouse of such person, or any relative of such spouse, any one (1) of whom has the same home as such person or is a director or officer of the corporation or any of its Affiliates.

(3) "Beneficial Owner," when used with respect to any Voting Stock, means a person:

(a) Who, individually or with any of its Affiliates or Associates, beneficially owns Voting Stock, directly or indirectly; or

(b) Who, individually or with any of its Affiliates or Associates, has:

1. The right to acquire Voting Stock, whether such right is exercisable immediately or only after the passage of time and whether or not such right is exercisable only after specified conditions are met, pursuant to any

agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise;

2. The right to vote Voting Stock pursuant to any agreement, arrangement, or understanding; or

3. Any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting or disposing of Voting Stock with any other person who beneficially owns, or whose Affiliates or Associates beneficially owns, directly or indirectly, such shares of Voting Stock.

(4) "Business Combination" means:

(a) Any merger or consolidation of the Company or any Subsidiary with any Interested Shareholder, or any other corporation, whether or not itself an Interested Shareholder, which is, or after the merger or consolidation would be, an Affiliate of an Interested Shareholder who was an Interested Shareholder prior to the transaction;

(b) Any sale, lease, transfer, or other disposition, other than in the ordinary course of business, in one (1) transaction or a series of transactions in any twelve-month period, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any Subsidiary, of any assets of the Company or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors of the Company, an aggregate book value as of the end of the Company's most recently ended fiscal quarter of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth as of the end of its most recently ended fiscal quarter;

(c) The issuance or transfer by the Company, or any Subsidiary, in one transaction or a series of transactions in any twelve-month period, of any Equity Securities of the Company or any Subsidiary which have an aggregate Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company, determined as of the end of the Company's most recently ended fiscal quarter prior to the first such issuance or transfer, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any of its Subsidiaries, except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the Company's Voting Stock or any other method affording substantially proportionate treatment to the holders of Voting Stock;

(d) The adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an Interested Shareholder or any Affiliate of any Interested Shareholder; or

(e) Any reclassification of securities, including any reverse stock split; or recapitalization of the Company; or any merger or consolidation of the Company with any of its Subsidiaries; or any other transaction which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by five percent (5%) or more the proportionate amount of the outstanding shares of any class of Equity Securities of the Company or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder or any Affiliate of any Interested Shareholder.

(5) "Common Stock" means any stock of the Company other than preferred or preference stock of the Company.

(6) "Continuing Director" means any member of the Company's Board of Directors who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and who was a director of the Company prior to the time the Interested Shareholder became an Interested Shareholder, and any successor to such Continuing Director who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors is present.

(7) "Control," including the term "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and the beneficial ownership of ten percent (10%) or more of the votes entitled to be cast by a corporation's Voting Stock creates a presumption of control.

(8) "Equity Security" means:

(a) Any stock or similar security, certificate of interest, or participation in any profit-sharing agreement, voting trust certificate, or certificate of deposit for the foregoing;

(b) Any security convertible, with or without consideration, into an Equity Security, or any warrant or other security carrying any right to subscribe to or purchase an Equity Security; or

(c) Any put, call, straddle, or other option, right or privilege of acquiring an Equity Security from or selling an Equity Security to another without being bound to do so.

(9) "Interested Shareholder" means any person, other than the Company or any of its Subsidiaries, who:

(a) Is the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding Voting Stock of the Company; or is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding Voting Stock of the Company.

(b) For the purpose of determining whether a person is an Interested Shareholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned by the person through application of Subsection (3) of this Paragraph A of Article Seventh but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options or otherwise.

(10) "Market Value" means:

(a) In the case of stock, the highest closing sale price during the thirty-day period immediately preceding the date in question of a share of such stock on the composite tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the composite tape, on the New York Stock Exchange, or if such stock is not listed on such exchange, on the principal United States securities exchanges registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc., Automated Quotation System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present; and

(b) In the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(11) "Subsidiary" means any corporation of which Voting Stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Company.

(12) "Voting Stock" means shares of capital stock of a corporation entitled to vote generally in the election of its directors.

B. *MINIMUM SHARE VOTE REQUIREMENTS FOR APPROVAL OF BUSINESS COMBINATIONS.*

(1) In addition to any vote otherwise required by law or these Articles of Incorporation, a Business Combination shall be recommended by the Board of Directors of the Company and approved by the affirmative vote of at least:

(a) Eighty percent (80%) of the votes entitled to be cast by outstanding shares of Voting Stock of the Company, voting together as a single voting group, and

(b) Two-thirds of the votes entitled to be cast by holders of Voting Stock other than Voting Stock beneficially owned by the Interested Shareholder who is, or whose Affiliate is, a party to the Business Combination or by an Affiliate or Associate of such Interested Shareholder, voting together as a single voting group.

(2) Unless a Business Combination is exempted from the operation of this Paragraph B in accordance with Paragraph C of this Article Seventh, the failure to comply with the voting requirements of Subsection (1) of this Paragraph B shall render such Business Combination void.

C. *EXEMPTIONS FROM MINIMUM SHARE VOTE REQUIREMENTS.*

(1) For purposes of Section (2) of this Paragraph C

(a) "Announcement Date" means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or the first communication generally to shareholders of the Company, whichever is earlier.

(b) "Determination Date" means the date on which an Interested Shareholder first became an Interested Shareholder, and

(c) "Valuation Date" means:

1. For a Business Combination voted upon by shareholders, the latter of the day prior to the date of the shareholders' vote or the date twenty (20) days prior to the consummation of the Business Combination; and

2. For a Business Combination not voted upon by shareholders, the date of the consummation of the Business Combination.

(2) The vote required by Paragraph B of this Article Seventh does not apply to a Business Combination if each of the following conditions is met:

(a) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of Common Stock in such Business Combination is at least equal to the highest of the following:

1. The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it:

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The Market Value per share of Common Stock of the same class or series on the Announcement Date or on the Determination Date, whichever is higher; or

3. The price per share equal to the Market Value per share of Common Stock of the same class or series determined pursuant to clause 2 of this Subsection (a), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it within the two-year period immediately prior to the Announcement Date ever.

b. The Market Value per share of Common Stock of the same class or series on the first day in such two-year period on which the

Interested Shareholder acquired any shares of Common Stock.

(b) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following, whether or not the Interested Shareholder has previously acquired any shares of a particular class or series of stock:

1. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of such class of stock acquired by it.

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company; or

3. The Market Value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; or

4. The price per share equal to the Market Value per share of such class of stock determined pursuant to clause 3 of this Subsection (b), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of any class of Voting Stock acquired by it within the two-year period immediately prior to the Announcement Date, over

b. The Market Value per share of the same class of Voting Stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of the same class of Voting Stock.

(c) In making any price calculation under Section (2) of this Paragraph C, appropriate adjustments shall be made to reflect any reclassification, including any reverse stock split; recapitalization; reorganization; or any similar transaction which has the effect of reducing the number of outstanding shares of the stock. The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Shareholder has previously paid for shares of the same class or series of stock. If the Interested Shareholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.

(d) 1. After the Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination.

a. There shall have been no failure to declare and pay at the regular date therefor any full period dividends, whether or not cumulative, on any outstanding preferred stock of the Company;

b. There shall have been no reduction in the annual rate of dividends paid on any class or series of stock of the Company that is not preferred stock, except as necessary to reflect any subdivision of the stock, and an increase in such annual rate of dividends as necessary to reflect any reclassification, including any reverse stock split, recapitalization, reorganization, or any similar transaction which has the effect of reducing the number of outstanding shares of the stock;

c. The Interested Shareholder shall not become the Beneficial Owner of any additional shares of stock of the Company except as part of the transaction which resulted in such Interested Shareholder becoming an Interested Shareholder or by virtue of proportionate stock splits or stock dividends.

2. The provisions of subclauses a and b of clause 1 do not apply if no Interested Shareholder or an Affiliate or Associate of the Interested Shareholder voted as a director of the Company in a manner inconsistent with such subclauses and the Interested shareholder, within ten (10) days after any act or failure to act inconsistent with such subclauses, notifies the Board of Directors of the Company in writing that the Interested Shareholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(e) After the Interested Shareholder has become an Interested Shareholder, the Interested Shareholder may not have received the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the Company or any Subsidiary, whether in anticipation of or in connection with such Business

Combination or otherwise.

(3) (a) The vote required by Paragraph B of this Article Seventh does not apply to any Business Combination that is approved by a majority of Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(b) Unless by its terms a resolution adopted under the foregoing subsection (a) of this Section (3) is made irrevocable, it may be altered or repealed by the Board of Directors, but this shall not affect any Business Combinations that have been consummated, or are the subject of an existing agreement entered into, prior to the alteration or repeal.

D. *POWERS OF THE BOARD OF DIRECTORS.* A majority of the Continuing Directors of the Company shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article Seventh, including without limitation, (a) whether a person is an Interested Shareholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate book value or Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth, and (e) whether the requirements of Paragraph C of this Article Seventh have been met.

E. *NO EFFECT ON FIDUCIARY OBLIGATIONS OF INTERESTED SHAREHOLDERS.* Nothing contained in this Article Seventh shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

F. *AMENDMENT OR REPEAL.* Notwithstanding any other provisions of this Article Seventh or of any other Article hereof, or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Seventh, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Seventh may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least: (i) 80% of the combined voting power of the then outstanding Voting Stock of the Company, voting together as a single class and (ii) 66 2/3% of the combined voting power of the then outstanding Voting Stock (which is not beneficially owned by an Interested Shareholder), voting together as a single class.

EIGHTH. A. *NUMBER, ELECTION AND TERMS OF DIRECTORS.* The business of the Company shall be managed by a Board of Directors. The number of directors of the Company shall be fixed from time to time by or pursuant to the By-Laws of the Company. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the manner specified in the By-Laws of the Company. One class shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 1991, another class shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 1992, and another class shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 1993, with each member of each class to hold office until a successor is elected and qualified. At each annual meeting of shareholders of the Company and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term of three years.

B. *SHAREHOLDER NOMINATION OF DIRECTOR CANDIDATES AND INTRODUCTION OF BUSINESS.* Advance notice of shareholder nominations for the election of directors, and advance notice of business to be brought by shareholders before an annual meeting of shareholders, shall be given in the manner provided in the By-Laws of the Company.

C. *NEWLY CREATED DIRECTORSHIPS AND VACANCIES.* Except as otherwise required by law and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances: (i) newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors; (ii) any director elected in accordance with the preceding clause (i) shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified; and (iii) no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. *REMOVAL*. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office, with or without cause, only by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding the foregoing provisions of this Paragraph D, if at any time any shareholders of the Company have cumulative voting rights with respect to the election of directors and less than the entire Board of Directors is to be removed, no director may be removed from office if the votes cast against removal would be sufficient to elect the person as a director if cumulatively voted at an election of the class of directors of which such person is a part. Whenever in this Article Eighth or in Article Ninth hereof or in Article Tenth hereof, the phrase, "the then outstanding shares of the Company's stock entitled to vote generally" is used, such phrase shall mean each then outstanding share of any class or series of the Company's stock that is entitled to vote generally in the election of the Company's directors.

E. *AMENDMENT OR REPEAL*. Notwithstanding any other provisions of this Article Eighth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Eighth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Eighth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

NINTH. Any action required or permitted to be taken by the shareholders of the Company at a meeting of such holders may be taken without such a meeting only by written consent by all of the shareholders entitled to vote on the subject matter thereof. Except as otherwise mandated by Kentucky law and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, special meetings of shareholders of the Company may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by the President of the Company. Notwithstanding any other provisions of this Article Ninth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Ninth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Ninth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

TENTH. The Board of Directors shall have power to adopt, amend and repeal the By-Laws of the Company to the maximum extent permitted from time to time by Kentucky law; provided, however, that any By-Laws adopted by the Board of Directors under the powers conferred hereby may be amended or repealed by the Board of Directors or by the holders of at least a majority of the combined voting power of the outstanding shares of the Company's stock entitled to vote generally, voting together as a single class, except that, and notwithstanding any other provisions of this Article Tenth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Tenth, any other Article hereof or the By-Laws of the Company), no provision of Section 2, Section 5 or Section 6 of Article I of the By-Laws or of Section 1 of Article II of the By-Laws or of Article VIII of the By-Laws may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding any other provisions of this Article Tenth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Tenth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Tenth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

ELEVENTH. A director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of his duties as a director, except for liability (i) for any transaction in which the director's personal financial interest is in conflict with the financial interests of the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law, (iii) under Kentucky Revised Statutes 271B.8-330, or (iv) for any transaction from which the director derived any improper personal benefit. If the Kentucky Business Corporation Act as amended after approval by the shareholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Kentucky Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

TWELFTH. A. *RIGHT TO INDEMNIFICATION*. Each person who was or is a director of the Company and who was or is made a party or is threatened to be made a party to or as otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Director"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent permitted by the Kentucky Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Director in connection therewith and such indemnification shall continue as to an Indemnified Director who has ceased to be a director and shall inure to the benefit of the Indemnified Director's heirs, executors and administrators. Each person who was or is an officer of the Company and not a director of the Company and who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any proceeding, by reason of the fact that he or she is or was an officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Officer"), whether the basis of such proceeding is alleged action in an official capacity as an officer or in any other capacity while serving as an officer, shall be indemnified and held harmless by the Company against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Officer to the same extent and under the same conditions that the Company must indemnify an Indemnified Director pursuant to the immediately preceding sentence and to such further extent as is not contrary to public policy and such indemnification shall continue as to an Indemnified Officer who has ceased to be an officer and shall inure to the benefit of the Indemnified Officer's heirs, executors and administrators. Notwithstanding the foregoing and except as provided in Paragraph B of this Article Twelfth with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any Indemnified Director or Indemnified Officer in connection with a proceeding (or part thereof) initiated by such Indemnified Director or Indemnified Officer only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. As hereinafter used in this Article Twelfth, the term "indemnitee" means any Indemnified Director or Indemnified Officer. Any person who is or was a director or officer of a subsidiary of the Company shall be deemed to be serving in such capacity at the request of the Company for purposes of this Article Twelfth. The right to indemnification conferred in this Article shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Kentucky Business Corporation Act requires, an advancement of expenses incurred by an indemnitee who at the time of receiving such advance is a director of the Company shall be made only upon: (i) delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter, a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise; (ii) delivery to the Company of a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct that makes indemnification by the Company permissible under the Kentucky Business Corporation Act; and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the Kentucky Business Corporation Act. The right to indemnification and advancement of expenses conferred in this Paragraph A shall be a contract right.

B. *RIGHT OF INDEMNITEE TO BRING SUIT*. If a claim under Paragraph A of this Article Twelfth is not paid in full by the Company within sixty days after a written claim has been received by the Company (except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days), the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee also shall be entitled to be paid the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (other than a suit to enforce a right to an advancement of expenses brought by an indemnitee who will not be a director of the Company at the time such advance is made) it shall be a defense that, and in (ii) any suit by the Company to recover an advancement of expenses pursuant to the terms of an undertaking the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the standard that makes it permissible hereunder or under the Kentucky Business Corporation Act (the "applicable standard") for the Company to indemnify the indemnitee for the amount claimed. Neither the failure of the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard, nor an actual determination by the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its shareholders) that the indemnitee has not met the applicable standard, shall create a presumption that the indemnitee has not met the applicable standard or, in the case of such a suit brought by the indemnitee, shall be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Article Twelfth or otherwise shall be on the Company.

C. *NON-EXCLUSIVITY OF RIGHTS.* The rights to indemnification and to the advancement of expenses conferred in this Article Twelfth shall not be exclusive of any other right which any person may have or hereinafter acquire under any statute, these Restated Articles of Incorporation, any By-Law, any agreement, any vote of shareholders or disinterested directors or otherwise.

D. *INSURANCE.* The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Kentucky Business Corporation Act.

E. *INDEMNIFICATION OF EMPLOYEES AND AGENTS.* The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company and to any person serving at the request of the Company as an agent or employee of another corporation or of a joint venture, trust or other enterprise to the fullest extent of the provisions of this Article Twelfth with respect to the indemnification and advancement of expenses of either directors or officers of the Company.

F. *REPEAL OR MODIFICATION.* Any repeal or modification of any provision of this Article Twelfth shall not adversely affect any rights to indemnification and to advancement of expenses that any person may have at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

G. *SEVERABILITY.* In case any one or more of the provisions of this Article Twelfth, or any application thereof, shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions in this Article Twelfth, and any other application thereof, shall not in any way be affected or impaired thereby.

THIRTEENTH. The name and mailing address of the sole incorporator is:

Charles A. Markel III
LG&E Energy Corp.
220 West Main Street
P.O. Box 32030
Louisville, KY 40232

FOURTEENTH. *SERIES A PREFERRED STOCK.*

Designation and Amount. There shall be a series of the Preferred Stock designated as "Series A Preferred Stock". The number of shares constituting such series shall be 750,000 and such series shall have the preferences, limitations and relative rights set forth below.

Section 1. Dividends and Distributions.

(A) Subject to the possible prior and superior rights of the holders of any shares of any other series of Preferred Stock or any other shares of preferred stock of the Company ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, each holder of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose: (i) quarterly dividends payable in cash on the first day of January, April, July, and October in each year (each such date being a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of such share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $5.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends declared on shares of the Common Stock of the Company, without par value (the "Common Stock"), since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a share of Series A Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly Dividend Payment Date in an amount per share equal to 100 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared on shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a share of Series A Preferred Stock. If the Quarterly Dividend Payment Date is a Saturday, Sunday or legal holiday, then such Quarterly Dividend Payment Date shall be the first immediately preceding calendar day which is not a Saturday, Sunday or legal holiday. In the event that the Company shall at any time after December 5, 1990, (the "Rights Declaration Date") (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the amount to which the holder of a share of Series A Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Company shall declare a dividend or distribution on shares of Series A Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Common Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $5.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and shall be cumulative on each outstanding share of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such share of Series A Preferred Stock, unless the date of issuance of such share is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such share shall begin to accrue from the date of issuance of such share, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on shares of Series A Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all shares of Series A Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

(D) Dividends payable on the Series A Preferred Stock for the initial dividend period and for any period less than a full quarterly period, shall be computed on the basis of a 360-day year of 30-day months.

Section 2. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Each share of Series A Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders of the Company and, to the extent required by law, to cumulative voting in all elections of directors by shareholders.

(B) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of Company.

(C) If at the time of any annual meeting of shareholders for the election of directors a "default in preference dividends" on the Series A Preferred Stock shall exist, the holders of the Series A Preferred Stock shall have the right at such meeting, voting together as a single class, to the exclusion of the holders of Common Stock, to elect two (2) directors of the Company. Such right shall continue until there are no dividends in arrears upon the Series A Preferred Stock.

Either or both of the two directors to be elected by the holders of the Series A Preferred Stock may be to fill a vacancy or vacancies created by an increase by the Board of Directors in the number of directors constituting the Board of Directors. Each director elected by the holders of Preferred Stock (a "Preferred Director") shall continue to serve as such director for the full term for which he or she shall have been elected, notwithstanding that prior to the end of such term a default in preference dividends shall cease to exist. Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Series A Preferred Stock voting together as a single class, at a meeting of the shareholders or of the holders of Preferred Stock called for the purpose. So long as a default in preference dividends on the Series A Preferred Stock shall exist, (i) any vacancy in the office of a Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Company and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding Series A Preferred Stock voting together as a single class, at the same meeting at which such removal shall be voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. For the purposes hereof, a "default in preference dividends" on the Preferred Stock shall be deemed to have occurred whenever the amount of accrued and unpaid dividends upon the Series A Preferred Stock shall be equivalent to six (6) full quarterly dividends or more, and having so occurred, such default shall be deemed to exist thereafter until, but only until, all accrued dividends on all Series A Preferred Stock then outstanding shall have been paid to the end of the last preceding quarterly dividend period. The provisions of this paragraph (C) shall govern the election of Directors by holders of Series A Preferred Stock during any default in preference dividends notwithstanding any provisions of these Articles of Incorporation to the contrary.

(D) Except as set forth herein, holders of shares of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of shares of Common Stock as set forth herein) for taking any corporate action.

Section 3. Certain Restrictions.

(A) Until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding shares of Series A Preferred Stock shall have been paid in full, the Company shall not:

(i) Declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of junior stock;

(ii) Declare or pay dividends on or make any other distributions on any shares of parity stock, except dividends paid ratably on shares of Series A Preferred Stock and shares of all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Series A Preferred Stock and all such shares are then entitled;

(iii) Redeem or purchase or otherwise acquire for consideration shares of any junior stock, provided, however, that the Company may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any other junior stock;

(iv) Purchase or otherwise acquire for consideration any shares of Series A Preferred Stock or any shares of parity stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 3, purchase or otherwise acquire such shares at such time and in such manner.

Section 4. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall, upon their cancellation, become authorized but unissued Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation of the Company creating a series of Preferred Stock or any similar shares or as otherwise required by law.

Section 5. Liquidation, Dissolution or Winding Up.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, no distributions shall be made (i) to the holders of shares of junior stock unless the holders of Series A Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of either (a) $100.00 per share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (b) an amount per share equal to 100 times the aggregate per share amount to be distributed to holders of shares of Common Stock or (ii) to the holders of shares of parity stock, unless simultaneously therewith distributions are made ratably on shares of Series A Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of shares of Series A Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such parity stock are entitled, in each case, upon such liquidation, dissolution or winding up.

(B) In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the aggregate amount to which holders of Series A Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 5 shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 6. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then in any such case, shares of Series A Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per share (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is converted or exchanged. In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 8. Ranking. The shares of Series A Preferred Stock shall rank junior to all other series of the Preferred Stock and to any other class of preferred stock that hereafter may be issued by the Company as to the payment of dividends and the distribution of assets, unless the terms of any such series or class shall provide otherwise.

Section 9. Amendment. These Restated Articles of Incorporation shall not hereafter be amended, either directly or indirectly, or through merger or consolidation with another corporation, in any manner that would alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class.

Section 10. Fractional Shares. The Series A Preferred Stock may be issued in fractions of a share, which fractions shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions, and to have the benefit of all other rights of holders of Series A Preferred Stock.

Section 11. Certain Definitions. As used herein with respect to the Series A Preferred Stock, the following terms shall have the following meanings:

(A) The term "junior stock" (i) as used in Section 3, shall mean the Common Stock and any other class or series of capital stock of the Company hereafter authorized or issued over which the Series A Preferred Stock has preference or priority as to the payment of dividends, and (ii) as used in Section 5, shall mean the Common Stock and any other class or series of capital stock of the Company over which the Series A Preferred Stock has preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Company.

(B) The term "parity stock" (i) as used in Section 3, shall mean any class or series of stock of the Company hereafter authorized or issued ranking pari passu with the Series A Preferred Stock as to dividends, and (ii) as used in Section 5, shall mean any class or series of stock of the Company ranking pari passu with the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up."

The undersigned hereby certifies that the Amended and Restated Articles of Incorporation correctly set forth the corresponding Articles of Incorporation as amended and that these Amended and Restated Articles of Incorporation supersede the original Articles of Incorporation and any amendments and corrections thereto.

LG&E Energy Corp.

By: [signature]
John R. McCall, Executive Vice President,
Secretary and General Counsel

\\energy\legalsys\share\board\board\corp.doc\restated.art

AUG 1 5 1990 32171

3:39 pm
50 =

ARTICLES OF SHARE EXCHANGE

OF

LG&E ENERGY CORP. #265533-9ed.

AND

LOUISVILLE GAS AND ELECTRIC COMPANY #32196-9dat

WHEREBY SHARES OF COMMON STOCK OF
LOUISVILLE GAS AND ELECTRIC COMPANY
WERE EXCHANGED FOR SHARES OF
LG&E ENERGY CORP.

001026

Pursuant to the provisions of Section 271B.11-050 of the Kentucky Revised Statutes, the undersigned corporations adopt the following articles of share exchange:

1. The plan of share exchange is set forth as Exhibit A.

2. The plan of share exchange was approved by the shareholders and:

(1) the designation, number of outstanding shares, and number of votes entitled to be cast by each voting group entitled to vote separately on the plan as to each corporation were:

Name of Corporation	Designation	Number of Outstanding Shares	Number of Votes Entitled To Be Cast
LG&E Energy Corp.	Common Stock	10	10
Louisville Gas and Electric Company	(a) Common Stock	21,122,888	21,122,888
	(b) Common Stock and Preferred Stock (par value $25 per share)	22,842,888	22,842,888

(ii) the total number of undisputed votes cast for the plan separately by each voting group was:

Name of Corporation	Voting Group	Total Number of Undisputed Votes Cast For the Plan
LG&E Energy Corp.	Common Stock	10
Louisville Gas and Electric Company	(a) Common Stock	15,522,355
	(b) Common Stock and Preferred Stock (par value $25 per share)	16,866,077

and the number cast for the plan by each voting group was sufficient for approval by that group.

3. The effective time and date of these Articles of Share Exchange and the share exchange effectuated hereby is 4:00 p.m., E.D.T., on August 17, 1990.

Dated: August 14, 1990

LG&E ENERGY CORP.

Charles A. Markel, III
Vice President, Secretary and Treasurer

Dated: August 14, 1990

LOUISVILLE GAS AND ELECTRIC COMPANY

Christine A. Hansen
Vice President, General Counsel and Secretary

Prepared by: Middleton & Reutlinger
2500 Brown & Williamson Tower
Louisville, Kentucky 40202

By: Charles G. Middleton, III

9808C

EXHIBIT "A"

AGREEMENT AND PLAN OF EXCHANGE

THIS AGREEMENT AND PLAN OF EXCHANGE (this "Agreement") is between LOUISVILLE GAS AND ELECTRIC COMPANY, a Kentucky corporation ("LG&E"), the company whose shares will be acquired pursuant to the Exchange described herein, and LG&E ENERGY CORP., a Kentucky corporation (the "Company"), the acquiring company. LG&E and the Company are hereinafter referred to, collectively, as the "Companies."

W I T N E S S E T H:

WHEREAS, the authorized capital stock of LG&E consists of (a) 75,000,000 shares of Common Stock, without par value ("LG&E Common Stock"), of which more than 21,000,000 shares are issued and outstanding, (b) 6,750,000 shares of Preferred Stock, without par value but with a maximum aggregate stated value not to exceed $225,000,000 ("LG&E Preferred Stock, without par value"), of which 750,000 shares are issued and outstanding and (c) 1,720,000 shares of Preferred Stock, par value $25 per share ("LG&E $25 Preferred Stock"), of which 1,720,000 shares are issued and outstanding;

WHEREAS, the Company is a wholly-owned subsidiary of LG&E with authorized capital stock consisting of (a) 75,000,000 shares of Common Stock, without par value ("Company Common Stock"), of which 10 shares are issued and outstanding and owned of record by LG&E and

(b) 5,000,000 shares of Preferred Stock, without par value, of which no shares are issued and outstanding;

WHEREAS, the Boards of Directors of the respective Companies deem it desirable and in the best interests of the Companies and their shareholders that the Company acquire each share of issued and outstanding LG&E Common Stock and that such LG&E Common Stock be exchanged for a share of Company Common Stock with the result that the Company becomes the owner of all outstanding LG&E Common Stock, all on the terms and conditions hereinafter set forth;

WHEREAS, the execution and delivery of this Agreement by LG&E and the Company and the Exchange (as hereinafter defined) and the related transactions have been approved, to the extent required, by orders, authorizations or approvals, of the Public Service Commission of Kentucky and the Federal Energy Regulatory Commission under the Federal Power Act;

WHEREAS, the Internal Revenue Service has issued a ruling with respect to the federal income tax consequences of the Exchange and related transactions;

WHEREAS, LG&E has obtained all necessary regulatory and other approvals to reduce its share ownership of Ohio Valley Electric Corporation ("OVEC") to below 5% of the total outstanding shares of OVEC and to merge Ohio Valley Transmission Corporation into LG&E; and

ARTICLE II

At the Effective Time:

(1) subject to the provisions of (4) below, each share of LG&E Common Stock issued and outstanding immediately prior to the Effective Time shall be acquired by the Company and shall be exchanged for one share of Company Common Stock, which shall thereupon be fully paid and non-assessable;

(2) The Company shall become the owner and holder of each issued and outstanding share of LG&E Common Stock so exchanged;

(3) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall thereupon constitute an authorized and unissued share of Company Common Stock; and

(4) the former owners of LG&E Common Stock shall be entitled only to receive shares of Company Common Stock as provided herein or to their dissenters' rights under KRS 271B.13-010 through KRS 271B.13-310.

Shares of LG&E $25 Preferred Stock (other than shares held by holders who have perfected their dissenters' rights under KRS 271B.13-010 through KRS 271B.13-310) and shares of LG&E Preferred Stock, without par value shall not be exchanged or otherwise affected in connection with the Exchange. Each share of LG&E Preferred Stock, without par value issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding following the Exchange and to be a share of LG&E Preferred Stock, without par value of the applicable series designation. Each share of LG&E $25 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares held by holders who have perfected their dissenters' rights under KRS 271B.13-010 through KRS 271B.13-310) shall continue to be issued and outstanding following the Exchange and to be a share of LG&E $25 Preferred Stock of the applicable series designation. Holders of shares of LG&E $25 Preferred Stock who have perfected their dissenters' rights under KRS 271B.13-010 through KRS 271B.13-310 shall have the rights specified in such Sections.

ARTICLE III

The consummation of the Exchange is subject to the following conditions precedent:

(1) the satisfaction of the respective obligations of the parties hereto in accordance with the terms and conditions herein contained;

(2) the adoption of this Agreement by the requisite vote of the holders of the LG&E Common Stock and LG&E $25 Preferred Stock and by the requisite vote of the shareholder of the Company pursuant to the Kentucky Business Corporation Act (the "Act");

(3) the execution and filing of the Articles with the Secretary of State pursuant to the Act;

(4) the approval for listing, upon official notice of issuance, by the New York Stock Exchange and the Midwest Stock Exchange, of the Company Common Stock to be issued in accordance with this Agreement;

(5) the consummation of the transactions referred to in the sixth Whereas clause hereof; and

(6) the receipt of such orders, authorizations, approvals or waivers from all jurisdictive regulatory bodies, boards or agencies, in addition to the orders or approvals referred to in the fourth Whereas clause hereof, which are required in connection with the Exchange and related transactions.

ARTICLE IV

This Agreement may be amended, modified or supplemented, or compliance with any provision or condition hereof may be waived, at any time, before or after the approval by the shareholders of either or both of the Companies, by the mutual consent of the Boards of Directors of LG&E and the Company; provided, however, that no such amendment, modification, supplement or waiver shall be made or effected subsequent to approval by the shareholders of this Agreement, if such amendment, modification, supplement or waiver would, in the judgment of the

Board of Directors of LG&E materially and adversely affect the shareholders of LG&E.

This Agreement may be terminated and the Exchange and related transactions abandoned at any time prior to the time the Articles are filed with the Secretary of State, if the Board of Directors of the Company determines, in its sole discretion, that consummation of the Exchange would be inadvisable or not in the best interests of the Company or its shareholders.

ARTICLE V

This Agreement shall be submitted to the holders of LG&E Common Stock and LG&E $25 Preferred Stock and to the shareholder of the Company for approval as provided by the Act. The affirmative vote of the holders of a majority of the outstanding LG&E Common Stock and LG&E $25 Preferred Stock voting together as one voting group and the affirmative vote of the holders of a majority of the LG&E Common Stock voting as a separate voting group are required for the adoption of this Agreement. The affirmative vote of the holder of a majority of the outstanding shares of the Company Common Stock is required for the adoption of this Agreement.

ARTICLE VI

Following the Effective Time, other than holders of certificates theretofore representing shares of LG&E Common Stock who perfect their dissenters' rights under KRS 271B.13-010 through KRS 271B.13-310, each holder of an outstanding certificate or certificates theretofore representing shares of LG&E Common Stock may, but shall not be required to, surrender the same to the Company for cancellation and reissuance of a certificate or certificates in such holder's name or for cancellation and transfer, and each such holder or transferee will be entitled to receive a certificate or certificates representing the same number of shares of the Company Common Stock as the shares of LG&E Common Stock previously represented by the certificate or certificates surrendered. Until so surrendered or presented for transfer, each outstanding certificate which, immediately prior to the Effective Time, represented LG&E Common Stock (other than certificates held by holders of LG&E Common Stock who have perfected their dissenters' rights under KRS 271B.13-010 through KRS 271B.13-310), shall be deemed and treated for all corporate purposes to represent the ownership of the same number of shares of Company Common Stock as though such surrender or transfer and exchange had taken place. The holders of LG&E Common Stock at the Effective Time shall have no right to have their shares of LG&E Common Stock transferred on the stock transfer books of LG&E, and such stock transfer books shall be deemed to be closed for this purpose at the Effective Time.

IN WITNESS WHEREOF, both LG&E and the Company, pursuant to authorization given by the Boards of Directors, have caused this Agreement to be executed by the Presidents and the corporate seals to be affixed hereto and attested by the Secretaries as of August 10, 1990.

LOUISVILLE GAS AND ELECTRIC COMPANY

By: ____________________
President

ATTEST:

____
Secretary

(SEAL)

LG&E ENERGY CORP.

By: ____________________
President

ATTEST:

____
Secretary

(SEAL)

7590C

265533

RECEIVED & FILED

DEC 10 11 13 AM '90

BY ____

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
LG&E ENERGY CORP.

#265533-get

621406

To the Secretary of State of Kentucky:

Pursuant to the provisions of Chapter 271B of the Kentucky Revised Statutes, the undersigned corporation hereby amends its Articles of Incorporation, and for that purpose, submits the following statement:

1. The name of the corporation is LG&E Energy Corp.

2. On December 5, 1990, the board of directors, acting on behalf of the corporation duly adopted the following Amendments of its Articles of Incorporation. A copy of the text of the Amendments is attached hereto as Exhibit A and incorporated by reference herein as the text of a new Article Fourteenth.

3. If not contained in the amendment itself, the manner in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be implemented as follows:

   Not Applicable

4. The amendment is to be effective upon the filing of these articles by the Secretary of State.

5. The amendment was duly adopted by the board of directors without shareholder approval pursuant to 271B.10-020 and 271B.6-020 of the Kentucky Revised Statutes, and shareholder action was not required.

Dated: December 5, 1990

LG&E ENERGY CORP.

Charles A. Markel, III
Vice President - Finance
and Treasurer

FOURTEENTH. SERIES A PREFERRED STOCK

Designation and Amount. There shall be a series of the Preferred Stock designated as "Series A Preferred Stock". The number of shares constituting such series shall be 750,000 and such series shall have the preferences, limitations and relative rights set forth below.

Section 1. Dividends and Distributions.

(A) Subject to the possible prior and superior rights of the holders of any shares of any other series of Preferred Stock or any other shares of preferred stock of the Company ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, each holder of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose: (i) quarterly dividends payable in cash on the first day of January, April, July, and October in each year (each such date being a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of such share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $5.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends declared on shares of the Common Stock of the Company, without par value (the "Common Stock"), since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a share of Series A Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly Dividend Payment Date in an amount per share equal to 100 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared on shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a share of Series A Preferred Stock. If the Quarterly Dividend Payment Date is a Saturday, Sunday or legal holiday, then such Quarterly Dividend Payment Date shall be the first immediately preceding calendar day which is not a Saturday, Sunday or legal holiday. In the event that the Company shall at any time after December 5, 1990, (the "Rights Declaration Date") (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the amount to which the holder of a share of Series A Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Company shall declare a dividend or distribution on shares of Series A Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Common Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $5.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and shall be cumulative on each outstanding share of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such share of Series A Preferred Stock, unless the date of issuance of such share is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such share shall begin to accrue from the date of issuance of such share, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on shares of Series A Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all shares of Series A Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

(D) Dividends payable on the Series A Preferred Stock for the initial dividend period and for any period less than a full quarterly period, shall be computed on the basis of a 360-day year of 30-day months.

Section 2. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Each share of Series A Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Company and, to the extent required by law, to cumulative voting in all elections of directors by stockholders.

(B) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of Company.

(C) If at the time of any annual meeting of stockholders for the election of directors a "default in preference dividends" on the Series A Preferred Stock shall exist, the holders of the Series A Preferred Stock shall have the right at such meeting, voting together as a single class, to the exclusion of the holders of Common Stock, to elect two (2) directors of the Company. Such right shall continue until there are no dividends in arrears upon the Series A Preferred Stock. Either or both of the two directors to be elected by the holders of the Series A Preferred Stock may be to fill a vacancy or vacancies created by an increase by the Board of Directors in the number of directors constituting the Board of Directors. Each director elected by the holders of Preferred Stock (a "Preferred Director") shall continue to serve as such director for the full term for which he or she shall have been elected, notwithstanding that prior to the end of such term a default in preference dividends shall cease to exist. Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Series A Preferred Stock voting together as a single class, at a meeting of the stockholders or of the holders of Preferred Stock called for the purpose. So long as a default in preference dividends on the Series A Preferred Stock shall exist, (i) any vacancy in the office of a Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Company and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding Series A Preferred Stock voting together as a single class, at the same meeting at which such removal shall be voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. For the purposes hereof, a "default in preference dividends" on the Preferred Stock shall be deemed to have occurred whenever the amount of accrued and unpaid dividends upon the Series A Preferred Stock shall be equivalent to six (6) full quarterly dividends or more, and having so occurred, such default shall be deemed to exist thereafter until, but only until, all accrued dividends on all Series A Preferred Stock then outstanding shall have been paid to the end of the last preceding quarterly dividend period. The provisions of this paragraph (C) shall govern the election of Directors by holders of Series A Preferred Stock during any default in preference dividends notwithstanding any provisions of these Articles of Incorporation to the contrary.

(D) Except as set forth herein, holders of shares of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of shares of Common Stock as set forth herein) for taking any corporate action.

Section 3. Certain Restrictions.

(A) Until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding shares of Series A Preferred Stock shall have been paid in full, the Company shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of junior stock;

(ii) declare or pay dividends on or make any other distributions on any shares of parity stock, except dividends paid ratably on shares of Series A Preferred Stock and shares of all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Series A Preferred Stock and all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any junior stock, provided, however, that the Company may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any other junior stock;

(iv) purchase or otherwise acquire for consideration any shares of Series A Preferred Stock or any shares of parity stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 3, purchase or otherwise acquire such shares at such time and in such manner.

Section 4. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation of the Company creating a series of Preferred Stock or any similar shares or as otherwise required by law.

Section 5. Liquidation, Dissolution or Winding Up.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, no distributions shall be made (i) to the holders of shares of junior stock unless the holders of Series A Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of either (a) $100.00 per share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (b) an amount per share equal to 100 times the aggregate per share amount to be distributed to holders of shares of Common Stock or (ii) to the holders of shares of parity stock, unless simultaneously therewith distributions are made ratably on shares of Series A Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of shares of Series A Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such parity stock are entitled, in each case, upon such liquidation, dissolution or winding up.

(B) In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the aggregate amount to which holders of Series A Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 5 shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 6. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then in any such case, shares of Series A Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per share (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is converted or exchanged. In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 8. Ranking. The shares of Series A Preferred Stock shall rank junior to all other series of the Preferred Stock and to any other class of preferred stock that hereafter may be issued by the Company as to the payment of dividends and the distribution of assets, unless the terms of any such series or class shall provide otherwise.

Section 9. Amendment. These Articles of Incorporation shall not hereafter be amended, either directly or indirectly, or through merger or consolidation with another corporation, in any manner that would alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class.

Section 10. Fractional Shares. The Series A Preferred Stock may be issued in fractions of a share, which fractions shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions, and to have the benefit of all other rights of holders of Series A Preferred Stock.

Section 11. Certain Definitions. As used herein with respect to the Series A Preferred Stock, the following terms shall have the following meanings:

(A) The term "junior stock" (i) as used in Section 3, shall mean the Common Stock and any other class or series of capital stock of the Company hereafter authorized or issued over which the Series A Preferred Stock has preference or priority as to the payment of dividends, and (ii) as used in Section 5, shall mean the Common Stock and any other class or series of capital stock of the Company over which the Series A Preferred Stock has preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Company.

(B) The term "parity stock" (i) as used in Section 3, shall mean any class or series of stock of the Company hereafter authorized or issued ranking pari passu with the Series A Preferred Stock as to dividends, and (ii) as used in Section 5, shall mean any class or series of stock of the Company ranking pari passu with the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up.

1244C

#0032196-A

CERTIFICATE

Pursuant to the provisions of KRS 271B.10-070, Louisville Gas and Electric Company, a Kentucky corporation (the "Company"), files herewith Articles of Amendment and Restated Articles of Incorporation and hereby certifies that:

FIRST: The name of the Company is Louisville Gas and Electric Company.

SECOND: The Articles of Amendment and Restated Articles of Incorporation (the "Restatement") filed herewith contains no amendments to the Company's Articles of Incorporation which require shareholder approval.

THIRD: Articles First through Fourteenth of the Company's Articles of Incorporation are restated in their entirety as set forth in the Restatement filed herewith, a copy of which is attached hereto.

FOURTH: The Restatement of the Company's Articles of Incorporation was adopted by the Company's Board of Directors as of September 4, 1996.

Dated: September 4, 1996.

LOUISVILLE GAS AND ELECTRIC COMPANY

By: [signature]
John R. McCall
Title: Executive Vice President, General Counsel and Corporate Secretary

N:\MURPHY\UTILITY\LGE.CRT

**ARTICLES OF AMENDMENT AND
RESTATED ARTICLES OF INCORPORATION
OF
LOUISVILLE GAS AND ELECTRIC COMPANY**

Pursuant to the provisions of KRS 271B.10-030 and KRS 271B.10-060, Louisville Gas and Electric Company, a Kentucky corporation (the "Company"), hereby adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation, as amended, and restates its Articles of Incorporation, as amended:

FIRST: The name of the Company is Louisville Gas and Electric Company.

SECOND: These Articles of Amendment and Restated Articles of Incorporation (the "Restatement") do not contain any amendments to the Company's Amended and Restated Articles of Incorporation as amended, requiring shareholder approval and were adopted by the Company's Board of Directors on September 4, 1996.

THIRD: The amendments contained in the Restatement do not provide for an exchange, reclassification or cancellation of issued shares of stock of the Company.

FOURTH: The Restatement together with the amendments contained therein, supersede the original Amended and Restated Articles of Incorporation, as amended.

FIFTH: The Restatement, containing the amendments adopted, shall read in its entirety as set forth on Exhibit A attached hereto.

Dated: September 4, 1996

LOUISVILLE GAS AND ELECTRIC COMPANY

By: [signature]
John R. McCall
Title: Executive Vice President, General Counsel and Corporate Secretary

O BOARD CORP DOC UTILITY AMD

Exhibit A

ARTICLES OF AMENDMENT AND RESTATED ARTICLES OF INCORPORATION OF LOUISVILLE GAS AND ELECTRIC COMPANY

"**FIRST**. The corporate name is

LOUISVILLE GAS AND ELECTRIC COMPANY.

SECOND. The mailing address of the principal office of Louisville Gas and Electric Company (herein, the "Company") is 220 West Main Street, P. O. Box 32010, Louisville, Jefferson County, Kentucky 40232.

THIRD. The address of the registered office of the Company is 220 West Main Street, P. O. Box 32010, Louisville, Kentucky, 40232, and the name of the Company's registered agent at that office is John R. McCall.

FOURTH. The purpose of the Company is the transaction of any or all lawful business for which corporations may be incorporated under the Business Corporation Law of Kentucky, as amended.

FIFTH. The Capital stock of the Company shall be divided into (a) one million, seven hundred twenty thousand (1,720,000) shares of Preferred Stock of the par value of $25 each, (b) six million, seven hundred fifty thousand (6,750,000) shares of Preferred Stock (without par value) (the aggregate stated value thereof not to exceed $225,000,000), and (c) seventy-five million (75,000,000) shares of Common Stock without par value. The Preferred Stock and Preferred Stock (without par value) shall be issued in series having the preferences, rights, qualifications and restrictions hereinafter provided for.

PREFERRED STOCK AND PREFERRED STOCK (WITHOUT PAR VALUE)

(1) In addition to the series of Cumulative Preferred Stock, described in paragraphs (10) through (13) hereof, the Board of Directors is hereby authorized, subject to and in accordance with the provisions of paragraphs (1) through (9), inclusive, to cause Preferred Stock (without par value) to be issued in series, each such series to have such variations in respect thereof as may be determined by the Board of Directors prior to the issuance thereof.

The shares of the Preferred Stock of different series may vary as to:

(a) The distinctive serial designations and number of shares of such series;

(b) The rate of dividends (within such limits as shall be permitted by law not exceeding 8% per annum) payable on the shares of the particular series;

(c) The prices (not less than the amount limited by law) and terms upon which the shares of the particular series may be redeemed; and

(d) The amount or amounts which shall be paid to the holders of the shares of particular series in case of voluntary or involuntary dissolution or any distribution of assets.

The shares of the Preferred Stock (without par value) of different series may vary as to:

(a) The distinctive serial designations and number of shares of such series;

(b) The stated value thereof;

(c) The rate or rates of dividends (within such limits as shall be permitted by law) payable on the shares of the particular series, which may be expressed in terms of a formula or other method by which such rate or rates shall be calculated from time to time, and the dividend periods, including the date or dates on which dividends are payable;

(d) The prices (not less than the amount limited by law) and terms (including sinking fund provisions) upon which the shares of the particular series may be redeemed; and

(e) The amount or amounts which shall be paid to the holders of the shares of the particular series in case of voluntary or involuntary dissolution or any distribution of assets.

The shares of all series of Preferred Stock and Preferred Stock (without par value) shall in all other respects be identical, except that the Preferred Stock (without par value) shall not have the voting rights of the Preferred Stock provided by paragraph 9(A) hereof.

(2) The holders of each series of the Preferred Stock and the Preferred Stock (without par value) at the time outstanding shall be entitled, pari passu, with the holders of every other series of the Preferred Stock and the Preferred Stock (without par value), to receive, but only when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential dividends, at the dividend rate or rates for the particular series fixed therefor as herein provided, payable on such dates or for such period or periods as may be specified by the Board of Directors at the time of establishment of such series, to shareholders of record on the respective dates, not exceeding thirty (30) days preceding such dividend payment dates, fixed for the purpose by the Board of Directors. No dividends shall be declared on any series of the Preferred Stock or the Preferred Stock (without par value) in respect of any dividend

period unless there shall likewise be declared on all shares of all other series of the Preferred Stock and the Preferred Stock (without par value) at the time outstanding, like proportionate dividends, ratably, in proportion to the respective dividend rates fixed therefor, in respect of the same dividend period, to the extent that such shares are entitled to receive dividends for such dividend period. The dividends on shares of all series of the Preferred Stock and the Preferred Stock (without par value) shall be cumulative. In the case of all shares of each particular series, the dividends on shares of such series shall be cumulative from the date of issue thereof unless the Board of Directors at the time of establishing such series specifies that such dividends shall be cumulative from the first day of the current dividend period in which shares of such series shall have been issued, so that unless dividends on all outstanding shares of each series of the Preferred Stock and the Preferred Stock (without par value), at the dividend rate or rates and from the dates for accumulation thereof fixed as herein provided shall have been paid for all past dividend periods, but without interest on cumulative dividends, no dividends shall be paid or declared and no other distribution shall be made on the Common Stock and no Common Stock shall be purchased or otherwise acquired for value. The holders of the Preferred Stock and the Preferred Stock (without par value) of any series shall not be entitled to receive any dividends thereon other than the dividends referred to in this paragraph (2).

(3) The Company, by action of its Board of Directors, may redeem the whole or any part of any series of the Preferred Stock or the Preferred Stock (without par value), at any time or from time to time, by paying in cash the redemption price of the shares of the particular series, fixed therefor as herein provided, together with a sum in the case of each share of each series so to be redeemed, computed at the dividend rate or rates for the series of which the particular share is a part, from the date from which dividends on such share became cumulative to the date fixed for such redemption, less the aggregate of the dividends theretofore or on such redemption date paid thereon. Notice of every such redemption shall be given (i) at such time, in such form and in such manner as may have been determined and fixed for each series of Preferred Stock and Preferred Stock (without par value) at the time of establishment of such series or (ii) if such matters shall not have been so fixed by the Board of Directors, by publication at least once in one daily newspaper printed in the English language and of general circulation in Louisville, Kentucky, the first publication in such newspaper to be at least thirty (30) days prior to the date fixed for such redemption, and at least thirty (30) days' previous notice of every such redemption shall also be mailed to the holders of record of the shares of the Preferred Stock or the Preferred Stock (without par value) so to be redeemed, at their respective addresses as the same shall appear on the books of the Company; but no failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of the Preferred Stock or the Preferred Stock (without par value) so to be redeemed. In case of redemption of part only of any series of the Preferred Stock or the Preferred Stock (without par value) at the time outstanding, the Board of Directors shall fix and determine the stock to be so redeemed either by lot or by redemption pro rata or by designation of particular shares for redemption or in any other manner the Board of Directors may see fit. The Board of Directors shall have full power and authority, subject to the limitations and provisions herein contained, to prescribe the manner in which, and the terms and conditions upon which, the shares of the

Preferred Stock or the Preferred Stock (without par value) shall be redeemed from time to time. If such notice of redemption shall have been duly given and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Company, separate and apart from its other funds, in trust for the account of the holders of the shares to be redeemed, so as to be and continue to be available therefor, then, notwithstanding that any certificate for such shares so called for redemption shall not have been surrendered for cancellation, from and after the date fixed for redemption, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue and all rights with respect to such shares so called for redemption shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive out of the funds so set aside in trust, the amount payable upon redemption thereof, without interest; provided, however, that the Company may, after giving notice of any such redemption as hereinbefore provided or after giving to the bank or trust company hereinafter referred to irrevocable authorization to give such notice, and at any time prior to the redemption date specified in such notice, deposit in trust, for the account of the holders of the shares to be redeemed, so as to be and continue to be available therefor, funds necessary for such redemption with a bank or trust company in good standing, organized under the laws of the United States of America or of the Commonwealth of Kentucky or of the State of New York doing business in the City of Louisville, or in the Borough of Manhattan, the City of New York, and having capital, surplus and undivided profits aggregating at least $1,000,000, designated in such notice of redemption, and, upon such deposit in trust, all shares with respect to which such deposit shall have been made shall no longer be deemed to be outstanding, and all rights with respect to such shares shall forthwith cease and terminate, except only the right of the holders thereof to receive at any time from and after the date of such deposit, the amount payable upon the redemption thereof, without interest.

(4) Before any amount shall be paid to, or any assets distributed among, the holders of the Common Stock or any other stock ranking junior to the Preferred Stock and the Preferred Stock (without par value) of each series, upon any liquidation, dissolution or winding up of the Company, and after paying or providing for the payment of all creditors of the Company, the holders of each series of the Preferred Stock and the Preferred Stock (without par value) at the time outstanding shall be entitled, pari passu, with the holders of every other series of the Preferred Stock and the Preferred Stock (without par value), to be paid in cash the amount for the particular series fixed therefor as herein provided, together with a sum in the case of each share of each series, computed at the dividend rate or rates for the series of which the particular share is a part, from the date from which dividends on such share became cumulative to the date fixed for the payment of such distributive amount, less the aggregate of the dividends theretofore or on such date paid thereon; but no payments on account of such distributive amounts shall be made to the holders of any series of the Preferred Stock or the Preferred Stock (without par value) unless there shall likewise be paid at the same time to the holders of each other series of the Preferred Stock and the Preferred Stock (without par value) at the time outstanding, like proportionate distributive amounts, ratably, in proportion to the full distributive amounts to which they are respectively entitled as herein provided. The holders of the Preferred Stock and

the Preferred Stock (without par value) of any series shall not be entitled to receive any amounts with respect thereto upon any liquidation, dissolution or winding up of the Company other than as provided in this paragraph. Neither the consolidation or merger of the Company with any other corporation or corporations, nor the sale or transfer by the Company of all or any part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company.

(5) Whenever the full dividends on all series of the Preferred Stock and the Preferred Stock (without par value) at the time outstanding for all past dividend periods shall have been paid or declared and set apart for payment, then such dividends as may be determined by the Board of Directors may be declared and paid on the Common Stock or any other stock ranking junior to the Preferred Stock and the Preferred Stock (without par value) of each series, but only out of funds legally available for the payment of dividends; provided, however, that no dividend shall be declared or paid and no other distributions shall be made on the Common Stock or on any such other stock and no shares of the Common Stock or of any such other stock shall be purchased or otherwise acquired for value out of capital surplus arising from a reduction in capital.

(6) In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company remaining after paying or providing for the payment of all creditors of the Company and after paying or providing for the payment to the holders of all series of the Preferred Stock and the Preferred Stock (without par value) of the full distributive amounts to which they are respectively entitled as herein provided, shall be divided among and paid to the holders of the Common Stock or any other stock ranking junior to the Preferred Stock and the Preferred Stock (without par value) of each series, according to their respective rights and interests.

(7) (A) So long as any shares of the Preferred Stock or the Preferred Stock (without par value) of any series are outstanding, the Company shall not, without the affirmative vote or written consent of the holders of at least two-thirds of the total number of shares of such Preferred Stock and Preferred Stock (without par value) then outstanding:

> Amend, alter, change or repeal any of the express terms of any series of the Preferred Stock or the Preferred Stock (without par value) then outstanding in a manner prejudicial to the holders thereof; provided, however, that if any such amendment, alteration, change or repeal shall be prejudicial to the holders of one or more, but not all, of the series of Preferred Stock or the Preferred Stock (without par value) at the time outstanding, only such consent of the holders of two-thirds of the total number of shares of all series so affected shall be required.

(B) So long as any shares of the Preferred Stock or the Preferred Stock (without par value) of any series are outstanding, the Company shall not, without the affirmative vote or written consent of the holders of a majority of the total number of shares of such Preferred Stock and Preferred Stock (without par value) then outstanding:

(a) Create or authorize any class of stock ranking prior to or (other than a series of the 1,720,000 authorized shares of Preferred Stock or 6,750,000 authorized shares of Preferred Stock (without par value)) ranking on a parity with any series of the Preferred Stock and the Preferred Stock (without par value) as to dividends or distributions, or create or authorize any obligation or security convertible into shares of stock of any such class; or

(b) Issue, sell or otherwise dispose of any shares of the Preferred Stock or the Preferred Stock (without par value), or of any class of stock ranking prior to or on a parity with the Preferred Stock and the Preferred Stock (without par value) of each series as to dividends or distributions, unless the net income of the Company, determined in accordance with generally accepted accounting practices, to be available for the payment of dividends on the Preferred Stock, the Preferred Stock (without par value) and any class of stock ranking prior thereto or on a parity therewith as aforesaid, for a period of twelve (12) consecutive calendar months within the fifteen (15) calendar months immediately preceding the issuance, sale or disposition of such stock, is at least equal to twice the annual dividend requirements on the entire amount of all Preferred Stock, all Preferred Stock (without par value), and of all such other classes of stock ranking prior thereto or on a parity therewith, as to dividends or distributions to be outstanding immediately after the issuance, sale of disposition of such additional shares; provided that for purposes of calculating the annual dividend requirements applicable to any series of Preferred Stock (without par value) proposed to be issued which will have dividends determined according to an adjustable, floating or variable rate, the dividend rate used shall be the higher of (1) the dividend rate applicable to such series of Preferred Stock (without par value) on the date of such calculation or (2) the average dividend rate payable on all series of Preferred Stock and Preferred Stock (without par value) during the twelve month period immediately preceding the date of such calculation; provided further that for purposes of calculating the annual dividend requirements applicable to any series of Preferred Stock (without par value) outstanding at the date of such proposed issue and having dividends determined according to an adjustable, floating or variable rate, the dividend rate used shall be: (1) if such series of Preferred Stock (without par value) has been outstanding for at least twelve months, the actual amount of dividends paid on account of such series of Preferred Stock (without par value) for the twelve-month period immediately preceding the date of such calculation, or (2) if such series of Preferred Stock (without par value) has been outstanding for less than twelve months, the average dividend rate payable on such series of Preferred Stock (without par value) during the period immediately preceding the date of such calculation; or

(c) Merge or consolidate with or into any other corporation or corporations, unless such merger or consolidation, or the issuance or assumption of all securities, to be issued or assumed in connection with any such merger or consolidation, shall have been ordered, approved, or permitted by the Securities and Exchange Commission under the provisions of the Public Utility Holding Company Act of 1935 or by any successor commission or regulatory authority of the United States of America having jurisdiction in the premises; provided that the provisions of this clause (c) shall not apply to a purchase or other acquisition by the Company of franchises or assets of another corporation in any manner which does not involve a merger or consolidation.

(C) So long as any shares of the Preferred Stock or Preferred Stock (without par value) of any series are outstanding, the Company shall not without written consent of the holders of a majority of the total number of shares of such Preferred Stock and Preferred Stock (without par value) then outstanding or, in the alternative and subject to the proviso hereinafter set forth in this subdivision 7(C), the affirmative vote of the holders of a majority of the total number of the shares of such Preferred Stock and Preferred Stock (without par value) which are represented, by the attendance of the holders thereof in person or by proxy, at a meeting duly called for the purpose:

Issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness for any purpose other than (1) the refunding of outstanding unsecured securities theretofore issued or assumed by the Company, (2) the financing of pollution control facilities (as defined in the Internal Revenue Code, as amended or as hereafter amended, and the regulations and rulings thereunder) through the issuance or assumption of unsecured notes, debentures or other securities representing unsecured indebtedness the receipt of interest on which is exempt from federal income tax at the time of such issuance or assumption, or (3) the redemption or other retirement of outstanding shares of one or more series of the Preferred Stock or Preferred Stock (without par value) if, immediately after such issuance or assumption, the total principal amount of all unsecured notes, debentures or other unsecured securities representing unsecured indebtedness issued or assumed by the Company and then outstanding (including unsecured securities then to be issued or assumed but excluding unsecured securities theretofore consented to by the holders of such Preferred Stock and Preferred Stock (without par value)) will exceed 20% of the sum of (i) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Company and then to be outstanding, and (ii) the capital and surplus of the Company as then to be stated on the books of account of the Company.

Provided, however, that if, at any such meeting, at least one-third of all shares of such Preferred Stock and Preferred Stock (without par value) then outstanding shall be voted against the action then proposed, of the character aforesaid, such action may be taken only with the affirmative vote of a majority of all shares of such Preferred Stock and Preferred Stock (without par value) then outstanding.

If at any meeting of such Preferred Stock and Preferred Stock (without par value) for the purpose of taking action on matters set forth in this subdivision 7(C), the presence in person or by proxy of the holders of a majority of such stock shall not have been obtained and shall not be obtained for a period of thirty days from the date of such meeting, the presence in person or by proxy of the holders of one-third of such stock then outstanding shall be sufficient to constitute a quorum.

(8) No holder of shares of Preferred Stock or Preferred Stock (without par value) shall be entitled as such as a matter of right to subscribe for or purchase any part of any new or additional issue of stock, or securities convertible into stock, of any class whatsoever, whether now or hereafter authorized, and whether issued for cash, property, services, by way of dividends, or otherwise.

(9) (A) Every holder of Preferred Stock of any series shall have one vote for each share of such Preferred Stock held by him, and every holder of the Common Stock shall have one vote for each share of Common Stock held by him, for the election of Directors and upon all other matters, except as otherwise provided in this paragraph (9) hereof. At all elections of directors, any Shareholder may vote cumulatively. The foregoing shall not modify or affect the special votes and consents provided for in paragraph (7) hereof.

(B) If and when dividends shall be in default in an amount equivalent to dividends for the immediately preceding eighteen months on all shares of all series of the Preferred Stock and the Preferred Stock (without par value) at the time outstanding, and until all dividends in default on such Preferred Stock and such Preferred Stock (without par value) shall have been paid, the holders of all shares of the Preferred Stock and all shares of the Preferred Stock (without par value), voting separately as one class, shall be entitled to elect the smallest number of Directors necessary to constitute a majority of the full Board of Directors, and the holders of the Common Stock, voting separately as a class, shall be entitled to elect the remaining Directors of the Company.

(C) If and when all dividends then in default on the Preferred Stock and the Preferred Stock (without par value) at the time outstanding shall be paid (and such dividends shall be declared and paid, or declared and funds set aside for that purpose out of any funds legally available therefor as soon as reasonably practicable), the Preferred Stock and the Preferred Stock (without par value) shall thereupon be divested of any special right with respect to the election of Directors provided in subparagraph (B) hereof, and the voting power of the Preferred Stock, the Preferred Stock (without par value) and the Common Stock shall revert to the status existing before the occurrence of such default; but always subject to the same provisions for vesting such special rights in the Preferred Stock and the Preferred Stock (without par value) in case of further like default or defaults in dividends thereon.

(D) In case of any vacancy in the Board of Directors occurring among the Directors elected by the holders of the Preferred Stock and the Preferred Stock (without par value), as a class, pursuant to subparagraph (B) hereof, a majority of the remaining Directors elected by the holders of the Preferred Stock and the Preferred Stock (without par value) (including, as elected by such holders, any Directors then in office who were chosen by other Directors as successor Directors to fill vacancies as provided in this sentence) may elect a successor to hold office for the unexpired term of the Director whose place shall be vacant. In case of a vacancy in the Board of Directors occurring among the Directors elected by the holders of the Common Stock, as a class, pursuant to subparagraph (B) hereof, a majority of the remaining Directors elected by the holders of the Common Stock (including, as elected by such holders, any Directors then in office who were chosen by other directors as successor directors to fill vacancies as provided in this sentence) may elect a successor to hold office for the unexpired term of the Director whose place shall be vacant. In all other cases, any vacancy occurring among the Directors shall be filled by the vote of a majority of the remaining Directors.

(E) At all meetings of shareholders held for the purpose of electing Directors during such times as the holders of shares of the Preferred Stock and the Preferred Stock (without par value) shall have the special right, voting separately as one class, to elect Directors pursuant to subparagraph (B) hereof, the presence in person or by proxy of the holders of a majority of the outstanding shares of the Common Stock shall be required to constitute a quorum of such class for the election of directors, and the presence in person or by proxy of the holders of Preferred Stock and Preferred Stock (without par value) entitled to cast a majority of all the votes to which the holders of the Preferred Stock and the Preferred Stock (without par value) are entitled, shall be required to constitute a quorum of such class for the election of Directors; provided, however, that the absence of a quorum (according to votes, as aforesaid) of the holders of stock of any such class shall not prevent the election at any such meeting or adjournment thereof of Directors by the other such class if such quorum of the holders of stock of such other class is present in person or by proxy at such meeting; and provided further that in the absence of such quorum of the holders of stock of any such class, a majority (according to votes, as aforesaid) of those holders of the stock of such class who are present in person or by proxy shall have power to adjourn the election of the directors to be elected by such class from time to time without notice other than announcement at the meeting until the holders of the requisite number of shares of such class shall be present in person or by proxy.

(F) Except when some mandatory provision of law shall be controlling and except as otherwise provided in paragraph (7) hereof whenever shares of two or more series of the Preferred Stock or of the Preferred Stock (without par value) are outstanding, no particular series shall be entitled to vote as a separate series on any matter and all shares of the Preferred Stock and the Preferred Stock (without par value) shall be deemed to constitute but one class for any purpose for which a vote of the shareholders of the Company by classes may now or hereafter be required.

5% CUMULATIVE PREFERRED STOCK, $25 PAR VALUE

(10) The Company has classified $21,519,300 par value of the Preferred Stock as a series of such Preferred Stock designated as "5% Cumulative Preferred Stock, $25 Par Value," consisting of 860,772 shares of the par value of $25 per share.

(11) The preferences, rights, qualifications and restrictions of the shares of the "5% Cumulative Preferred Stock, $25 Par Value," shall be as follows:

(a) The annual dividend rate for such series shall be 5% per annum;

(b) The redemption price for such series shall be $28.00 per share; and

(c) The preferential amounts to which the holders of shares of such series shall be entitled upon any liquidation, dissolution or winding up of the Company, in addition to dividends accumulated but unpaid thereon, shall be:

$27.25 per share, in the event of any voluntary liquidation, dissolution or winding up of the Company, except that if such voluntary liquidation, dissolution or winding up of the Company shall have been approved by the vote in favor thereof given at a meeting called for that purpose or by the written consent of the holders of a majority of the total shares of the 5% Cumulative Preferred Stock, $25 Par Value then outstanding, the amount so payable on such voluntary liquidation, dissolution, or winding up shall be $25 per share; or

$25 per share, in the event of any involuntary liquidation, dissolution or winding up of the Company.

COMMON STOCK
(Without par value)

The Board of Directors is hereby authorized to cause shares of Common Stock, without par value, to be issued from time to time for such consideration as may be fixed from time to time by the Board of Directors, or by way of stock split pro rata to the holders of the Common Stock. The Board of Directors may also determine the proportion of the proceeds received from the sale of such stock which shall be credited upon the books of the Company to Capital or Capital Surplus.

Each share of the Common Stock shall be equal in all respects to every other share of the Common Stock.

No holder of shares of Common Stock shall be entitled as such as a matter of right to subscribe for or purchase any part of any new or additional issue of stock, or securities convertible into stock, of any class whatsoever, whether now or hereafter authorized, and whether issued for cash, property, services, or otherwise.

SIXTH. The duration of the Company shall be perpetual.

SEVENTH. The private property of the shareholders of the Company shall not be subject to the payment of corporate debts.

EIGHTH. A. CERTAIN DEFINITIONS. For purposes of this Article Eighth:

(1) "Affiliate," including the term "affiliated person," means a person who directly, or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

(2) "Associate," when used to indicate a relationship with any person, means:

(a) Any corporation or organization (other than the Company or a Subsidiary), of which such person is an officer, director or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of Equity Securities;

(b) Any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(c) Any relative or spouse of such person, or any relative of such spouse, any one (1) of whom has the same home as such person or is a director or officer of the corporation or any of its Affiliates.

(3) "Beneficial Owner," when used with respect to any Voting Stock, means a person:

(a) Who, individually or with any of its Affiliates or Associates, beneficially owns Voting Stock, directly or indirectly; or

(b) Who, individually or with any of its Affiliates or Associates, has:

1. The right to acquire Voting Stock, whether such right is exercisable immediately or only after the passage of time and whether or not such right is exercisable only after specified conditions are met, pursuant to any agreement, arrangement, or understanding or upon the

exercise of conversion rights. exchange rights. warrants or options. or otherwise:

2. The right to vote Voting Stock pursuant to any agreement. arrangement. or understanding: or

3. Any agreement. arrangement. or understanding for the purpose of acquiring. holding. voting or disposing of Voting Stock with any other person who beneficially owns. or whose Affiliates or Associates beneficially own. directly or indirectly. such shares of Voting Stock.

(4) "Business Combination" means:

(a) Any merger or consolidation of the Company or any Subsidiary with any Interested Shareholder. or any other corporation, whether or not itself an Interested Shareholder, which is, or after the merger or consolidation would be, an Affiliate of an Interested Shareholder who was an Interested Shareholder prior to the transaction;

(b) Any sale. lease. transfer. or other disposition. other than in the ordinary course of business. in one (1) transaction or a series of transactions in any twelve-month period. to any Interested Shareholder or any Affiliate of any Interested Shareholder. other than the Company or any Subsidiary, of any assets of the Company or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors of the Company, an aggregate book value as of the end of the Company's most recently ended fiscal quarter of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth as of the end of its most recently ended fiscal quarter;

(c) The issuance or transfer by the Company, or any Subsidiary, in one transaction or a series of transactions in any twelve-month period, of any Equity Securities of the Company or any Subsidiary which have an aggregate Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company, determined as of the end of the Company's most recently ended fiscal quarter prior to the first such issuance or transfer, to any Interested Shareholder or any Affiliate of any Interested Shareholder. other than the Company or any of its Subsidiaries. except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the Company's Voting Stock or any other method affording substantially proportionate treatment to the holders of Voting Stock:

(d) The adoption of any plan or proposal for the liquidation or dissolution of the Company in which any thing other than cash will be received by an Interested Shareholder or any Affiliate of any Interested Shareholder; or

(e) Any reclassification of securities, including any reverse stock split; or recapitalization of the Company; or any merger or consolidation of the Company with any of its Subsidiaries; or any other transaction which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by five percent (5%) or more the proportionate amount of the outstanding shares of any class of Equity Securities of the Company or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder or any Affiliate of any Interested Shareholder.

(5) "Common Stock" means any stock of the Company other than preferred or preference stock of the Company.

(6) "Continuing Director" means any member of the Company's Board of Directors who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and who was a director of the Company prior to the time the Interested Shareholder became an Interested Shareholder, and any successor to such Continuing Director who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors is present.

(7) "Control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and the beneficial ownership of ten percent (10%) or more of the votes entitled to be cast by a corporation's Voting Stock creates a presumption of control.

(8) "Equity Security" means:

(a) Any stock or similar security, certificate of interest, or participation in any profit-sharing agreement, voting trust certificate, or certificate of deposit for the foregoing;

(b) Any security convertible, with or without consideration, into an Equity Security, or any warrant or other security carrying any right to subscribe to or purchase an Equity Security; or

(c) Any put, call, straddle, or other option, right or privilege of acquiring an Equity Security from or selling an Equity Security to another without being bound to do so.

(9) "Interested Shareholder" means any person, other than the Company or any of its Subsidiaries, who:

(a) Is the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding Voting Stock of the Company; or is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding Voting Stock of the Company.

(b) For the purpose of determining whether a person is an Interested Shareholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned by the person through application of Subsection (3) of this Paragraph A of Article Eighth but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options or otherwise.

(10) "Market Value" means:

(a) In the case of stock, the highest closing sale price during the thirty-day period immediately preceding the date in question of a share of such stock on the composite tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the composite tape, on the New York Stock Exchange, or if such stock is not listed on New York Stock Exchange, or if such stock is not listed on such exchange, on the principal United States securities exchange, registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc., Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present; and

(b) In the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the

Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(11) "Subsidiary" means any corporation of which Voting Stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Company.

(12) "Voting Stock" means shares of capital stock of a corporation entitled to vote generally in the election of its directors.

B. MINIMUM SHARE VOTE REQUIREMENTS FOR APPROVAL OF BUSINESS COMBINATIONS.

(1) In addition to any vote otherwise required by law or these Articles of Incorporation, a Business Combination shall be recommended by the Board of Directors of the Company and approved by the affirmative vote of at least:

(a) Eighty percent (80%) of the votes entitled to be cast by outstanding shares of Voting Stock of the Company, voting together as a single voting group; and

(b) Two-thirds of the votes entitled to be cast by holders of Voting Stock other than Voting Stock beneficially owned by the Interested Shareholder who is, or whose Affiliate is, a party to the Business Combination or by an Affiliate or Associate of such Interested Shareholder, voting together as a single voting group.

(2) Unless a Business Combination is exempted from the operation of this Paragraph B in accordance with Paragraph C of this Article Eighth, the failure to comply with the voting requirements of Subsection (1) of this Paragraph B shall render such Business Combination void.

C. EXEMPTIONS FROM MINIMUM SHARE VOTE REQUIREMENTS.

(1) For purposes of Section (2) of this Paragraph C:

(a) "Announcement Date" means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or its first communication generally to shareholders of the Company, whichever is earlier;

(b) "Determination Date" means the date on which an Interested Shareholder first became an Interested Shareholder; and

(c) "Valuation Date" means

1. For a Business Combination voted upon by shareholders, the latter of the day prior to the date of the shareholders' vote or the date twenty (20) days prior the consummation of the Business Combination; and

2. For a Business Combination not voted upon by shareholders, the date of the consummation of the Business Combination.

(2) The vote required by Section B of this Article Eighth does not apply to a Business Combination if each of the following conditions is met:

(a) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of Common Stock in such Business Combination is at least equal to the highest of the following:

1. The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it:

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The Market Value per share of Common Stock of the same class or series on the Announcement Date or on the Determination Date, whichever is higher; or

3. The price per share equal to the Market Value per share of Common Stock of the same class or series determined pursuant to clause 2 of this Subsection (a), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it within the two-year period immediately prior to the Announcement Date, over

b. The Market Value per share of Common Stock of the same class or series on the first day in such two-year period on which the Interested Shareholder acquired any shares of Common Stock.

(b) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following, whether or not the Interested Shareholder has previously acquired any shares of a particular class or series of stock:

1. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of such class of stock acquired by it:

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company; or

3. The Market Value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; or

4. The price per share equal to the Market Value per share of such class of stock determined pursuant to clause 3 of this Subsection (b), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of any class of Voting Stock acquired by it within the two-year period immediately prior to the Announcement Date, over

b. The Market Value per share of the same class of Voting Stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of the same class of Voting Stock.

(c) In making any price calculation under Section (2) of this Paragraph C, appropriate adjustments shall be made to reflect any reclassification, including any reverse stock split; recapitalization; reorganization; or any similar transaction which has the effect of reducing the number of outstanding shares of the stock. The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Shareholder has previously paid for shares of the same class or series of stock. If the Interested Shareholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.

(d) 1. After the Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination:

a. There shall have been no failure to declare and pay at the regular date therefor any full periodic dividends, whether or not cumulative, on any outstanding preferred stock of the Company;

b. There shall have been no reduction in the annual rate of dividends paid on any class or series of stock of the Company that is not preferred stock, except as necessary to reflect any subdivision of the stock; and an increase in such annual rate of dividends as necessary to reflect any reclassification, including any reverse stock split; recapitalization; reorganization; or any similar transaction which has the effect of reducing the number of outstanding shares of the stock; and

c. The Interested Shareholder shall not become the Beneficial Owner of any additional shares of stock of the Company except as part of the transaction which resulted in such Interested Shareholder becoming an Interested Shareholder or by virtue of proportionate stock splits or stock dividends.

2 The provisions of subclauses a and b of clause 1 do not apply if no Interested Shareholder or an Affiliate or Associate of the Interested Shareholder voted as a director of the Company in a manner inconsistent with such subclauses and the Interested Shareholder, within ten (10) days after any act or failure to act inconsistent with such subclauses, notifies the Board of Directors of the Company in writing that the Interested Shareholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(e) After the Interested Shareholder has become an Interested Shareholder, the Interested Shareholder may not have received the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the Company or any Subsidiary, whether in anticipation of or in connection with such Business Combination or otherwise.

(3) (a) The vote required by Section B of this Article Eighth does not apply to any Business Combination that is approved by a majority of Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(b) Unless by its terms a resolution adopted under the foregoing subsection (a) of this Section (3) is made irrevocable, it may be altered or repealed by the Board of Directors, but this shall not affect any Business Combinations that have been consummated, or are the subject of an existing agreement entered into, prior to the alteration or repeal.

D. Powers of the Board of Directors. A majority of the Continuing Directors of the Company shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article Eighth, including without limitation, (a) whether a person is an Interested Shareholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate book value or Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth, and (e) whether the requirements of Paragraph C of this Article Eighth have been met.

E. No Effect on Fiduciary Obligations of Interested Shareholders. Nothing contained in this Article Eighth shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

F. Amendment or Repeal. Notwithstanding any other provisions of this Article Eighth or of any other Article hereof, or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Eighth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Eighth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least: (i) 80% of the combined voting power of the then outstanding Voting Stock of the Company, voting together as a single class and (ii) 66-2/3% of the combined voting power of the then outstanding Voting Stock (which is not beneficially owned by any Interested Shareholder), voting together as a single class.

NINTH. A. Number, Election and Terms of Directors. The business of the Company shall be managed by a Board of Directors. The number of directors of the Company shall be fixed from time to time by or pursuant to the By-Laws of the Company. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fifth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the manner specified in the By-Laws of the Company, one class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1988, another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1989, and another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1990, with each member of each class to hold office until his successor is elected and qualified. At each annual meeting of shareholders of the Company and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fifth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

B. Shareholder Nomination of Director Candidates and Introduction of Business. Advance notice of shareholder nominations for the election of directors, and advance notice of business to be brought by shareholders before an annual meeting of shareholders, shall be given in the manner provided in the By-Laws of the Company.

C. Newly Created Directorships and Vacancies. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fifth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances: (i) newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors; (ii) any director elected in accordance with the preceding clause (i) shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified; and (iii) no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. Removal. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fifth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office, with or without cause, only by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding the foregoing provisions of this Paragraph D, if at any time any shareholders of the Company have cumulative voting rights with respect to the election of directors and less than the entire Board of Directors is to be removed, no director may be removed from office if the votes cast against his removal would be sufficient to elect him as a director if then cumulatively voted at an election of the class of directors of which he is a part. Whenever in this Article Ninth or in Article Tenth hereof or in Article Eleventh hereof, the phrase, "the then outstanding shares of the Company's stock entitled to vote generally" is used, such phrase shall mean each then outstanding share of any class or series of the Company's stock that is entitled to vote generally in the election of the Company's directors.

E. Amendment or Repeal. Notwithstanding any other provisions of this Article Ninth or of any other Article hereof or of the By-laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Ninth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Ninth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

TENTH. Any action required or permitted to be taken by the shareholders of the Company at a meeting of such holders may be taken without such a meeting only if a consent in writing setting forth the action so taken shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Except as otherwise mandated by Kentucky law and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fifth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, special meetings of shareholders of the Company may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by the President of the Company. Notwithstanding any other provisions of this Article Tenth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Tenth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Tenth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

ELEVENTH. The Board of Directors shall have power to adopt, amend and repeal the By-Laws of the Company to the maximum extent permitted from time to time by Kentucky law; provided, however, that any By-Laws adopted by the Board of Directors under the powers conferred hereby may be amended or repealed by the Board of Directors or by the holders of at least a majority of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class, except that, and notwithstanding any other provisions of this Article Eleventh or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Eleventh, any other Article hereof or the By-Laws of the Company), no provision of Section 2, Section 4 or Section 5 of Article I of the By-Laws or of Section 1 of Article II of the By-Laws or of Section 2 of Article IV of the By-Laws or of Article IX of the By-Laws may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding any other provisions of this Article Eleventh or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Eleventh, any other Article hereof or the By-Laws of the Company), the provisions of this Article Eleventh may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

TWELFTH. A director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of his duties as a director, except for liability (i) for any transaction in which the director's personal financial interest is in conflict with the financial interests of the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law, (iii) under Kentucky Revised Statutes 271 B.8-330, or (iv) for any transaction from which the director derived any improper personal benefit. If the Kentucky Business Corporation Act is amended after approval by the shareholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Kentucky Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

THIRTEENTH. A. RIGHT TO INDEMNIFICATION. Each person who was or is a director of the Company and who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Director"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent permitted by the Kentucky Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Director in connection therewith and such indemnification shall continue as to an Indemnified Director who has ceased to be a director and shall inure to the benefit of the Indemnified Director's heirs, executors and administrators. Each person who was or is an officer of the Company and not a director of the Company and who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any proceeding, by reason of the fact that he or she is or was an officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Officer"), whether the basis of such proceeding is alleged action in an official capacity as an officer or in any other capacity while serving as an officer, shall be indemnified and held harmless by the Company against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Officer to the same extent and under the same conditions that the Company must indemnify an Indemnified Director pursuant to the immediately preceding sentence and to such further extent as is not contrary to public policy and such indemnification shall continue as to an Indemnified Officer who has ceased to be an officer and shall inure the benefit of the Indemnified Officer's heirs, executors and administrators. Notwithstanding the foregoing and except as provided in Paragraph B of this Article Thirteenth with respect to proceedings to enforce rights to indemnification, the Company shall indemnify an Indemnified Director or Indemnified Officer in connection with a proceeding (or part thereof) initiated by such Indemnified Director or

Indemnified Officer only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. As hereinafter used in this Article Thirteenth, the term "indemnitee" means any Indemnified Director or Indemnified Officer. Any person who is or was a director or officer of a subsidiary of the Company shall be deemed to be serving in such capacity at the request of the Company for purposes of this Article Thirteenth. The right to indemnification conferred in this Article shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Kentucky Business Corporation Act requires, an advancement of expenses incurred by an indemnitee who at the time of receiving such advance is a director of the Company shall be made only upon: (i) delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter, a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise; (ii) delivery to the Company of a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct that makes indemnification by the Company permissible under the Kentucky Business Corporation Act; and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the Kentucky Business Corporation Act. The right to indemnification and advancement of expenses conferred in this Paragraph A shall be a contract right.

B. RIGHT OF INDEMNITEE TO BRING SUIT. If a claim under Paragraph A of this Article Thirteenth is not paid in full by the Company within sixty days after a written claim has been received by the Company (except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days), the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee also shall be entitled to be paid the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (other than a suit to enforce a right to an advancement of expenses brought by an indemnitee who will not be a director of the Company at the time such advance is made) it shall be a defense that, and in (ii) any suit by the Company to recover an advancement of expenses pursuant to the terms of an undertaking the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the standard that makes it permissible hereunder or under the Kentucky Business Corporation Act (the "applicable standard") for the Company to indemnify the indemnitee for the amount claimed. Neither the failure of the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard, nor an actual determination by the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its shareholders) that the indemnitee has not met the applicable standard shall create a presumption that the indemnitee has not met the applicable standard or, in the case of such a suit brought by the indemnitee, shall be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Article Thirteenth or otherwise shall be on the Company.

C. NON-EXCLUSIVITY OF RIGHTS. The rights to indemnification and to the advancement of expenses conferred in this Article Thirteenth shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, these Articles of Incorporation, any By-Law, any agreement, any vote of shareholders or disinterested directors or otherwise.

D. INSURANCE. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Kentucky Business Corporation Act.

E. INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company and to any person serving at the request of the Company as an agent or employee of another corporation or of a joint venture, trust or other enterprise to the fullest extent of the provisions of this Article Thirteenth with respect to the indemnification and advancement of expenses of either directors or officers of the Company.

F. REPEAL OR MODIFICATION. Any repeal or modification of any provision of this Article Thirteenth shall not adversely affect any rights to indemnification and to advancement of expenses that any person may have at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

G. SEVERABILITY. In case any one or more of the provisions of this Article Thirteenth or any application thereof, shall be invalid or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions in this Article Thirteenth and any other application thereof, shall not in any way be affected or impaired thereby.

FOURTEENTH.

A. Terms of Preferred Stock, Auction Series A (without par value). The Company has classified 500,000 shares of the Preferred Stock (without par value) as a series of such Preferred Stock designated as "Preferred Stock, Auction Series A (without par value)." The preferences, rights, qualifications and restrictions of the shares of the "Preferred Stock, Auction Series A (without par value)" shall be as follows:

(1) Authorized Shares; Units.

The shares of Preferred Stock, Auction Series A (without par value) (hereinafter referred to as the "Series A Stock") shall be purchased, sold, transferred and redeemed only in Units of 1,000 shares per unit (a "Unit"), except as provided in subsection (d) of Section (5).

(2) Dividends.

(a) The Holders shall be entitled to receive, when and as declared by the Board of Directors of the Company, out of funds legally available therefor, cumulative cash dividends at the dividend rate per annum, determined as, and payable on the respective dates, set forth below.

(b) The dividend rate on shares of Series A Stock shall be 3.30% per annum during the period (the "Initial Dividend Period") from February 11, 1992 (the "Date of Original Issue") and ending on April 14, 1992 and shall be payable on April 15, 1992 (the "Initial Dividend Payment Date"). Subsequent dividends shall be equal to the rate per annum that results from implementation of the Auction Procedures, except in the case of a Payment Failure. Notwithstanding the results of any Auction, however, and subject to subsection (l) of this Section (2), the dividend rate on the Series A Stock will not exceed 25% per annum for any Dividend Period (as hereinafter defined). Dividends on shares of Series A Stock shall accrue from February 11, 1992.

(c) As of the end of the Initial Dividend Period and any subsequent Dividend Period, the Board of Directors of the Company may designate either (i) a Dividend Period of three months which shall commence on the day immediately following the last day of the preceding Dividend Period and shall end on the fourteenth day of January, April, July or October next succeeding (a "Quarterly Period") or (ii) a Dividend Period of either 49 days or 13 weeks (in either case, subject to adjustment for non-Business Days and to meet the Minimum Holding Period, as provided in subsection (g) of this Section (2)) (a "Short-Term Period"). (The Initial Dividend Period, each subsequent Quarterly Period and any Short-Term Period, individually, is referred to herein as a "Dividend Period".) If and when the Board of Directors designates a Short-Term Period, each subsequent Dividend Period shall be a Short-Term Period. In the event of a change in law altering the minimum holding period (currently found in Section 246(c) of the Internal Revenue Code of 1986, as amended (the "Code")) (the "Minimum Holding Period") required for taxpayers to be entitled to the Dividends-Received Deduction, the length of each Short-Term Period commencing after the effective date of such change in law shall be adjusted so that the number of days in such Short-Term Periods shall exceed the then-current Minimum Holding Period; provided that, (i) the Short-Term Period that originally was a 49-day Short-Term Period shall not exceed by more than nine days the length of the then-current Minimum Holding Period, (ii) the number of days in any Short-Term Period shall be evenly divisible by seven, and (iii) the maximum number of days in any Short-Term Period shall in no event exceed 98 days. Upon any such change in the number of days in a Short-Term Period, the Company shall give notice of such change to the Trust Company, the Securities Depository and each Existing Holder. Notwithstanding the provisions of this subsection (c), designation of a Short-Term Period shall be permitted only after such amendments to these Articles as are necessary to accommodate the payment of dividends for a Short-Term Period have been duly adopted.

(d) The initial Short-Term Period shall end on a Wednesday designated by the Board of Directors of the Company which will be no earlier than the 46th day and no later than the 98th day after the last day of the preceding Quarterly Period (in any case, subject to adjustment for non-Business Days and to meet the Minimum Holding Period, as provided in subsection (g) of this Section (2)). Each subsequent Short-Term Period will commence on the day immediately following the last day of the preceding Short-Term Period and will end (i) on the seventh Wednesday thereafter, in the case of a 49-day Short-Term Period or (ii) on the thirteenth Wednesday thereafter, in the case of a 13-week Short Term Period (in each case, subject to adjustment for non-Business Days and to meet the Minimum Holding Period as provided in subsection (g) of this Section (2)). In the absence of a designation by the Board of Directors of the Company to the contrary, each 49-day Short-Term Period will be followed by a 49-day Short-Term Period and each 13-week Short-Term Period will be followed by a 13-week Short-Term Period.

(e) Following any amendment of these Articles to permit dividend payments on a basis other than quarterly, and without regard to the designation by the Board of Directors of the Company of the duration of the next succeeding Dividend Period, (i) if Sufficient Clearing Bids do not result from an Auction, then the Dividend Period to which such Auction relates will be a 49-day Short-Term Period or (ii) if a Payment Failure has occurred, then the Dividend Period during which such Payment Failure has occurred, and each subsequent Dividend Period until such Payment Failure has been cured, will be a 49-day Short-Term Period (in each case, subject to adjustment for non-Business Days and to meet the Minimum Holding Period, as described in subsection (g) of this Section (2)).

(f) Dividends with respect to any Quarterly Period will be payable in arrears, when and as declared, on the fifteenth day of each January, April, July and

October, unless such day is not a Business Day, in which case they shall be payable on the next succeeding Business Day (each a "Quarterly Dividend Payment Date"). Dividends with respect to any Short-Term Period shall be payable in arrears, when and as declared, on the Thursday next following the last day of the Short-Term Period (a Short-Term Dividend Payment Date"), except as provided in subsection (g) of this Section (2). (Each Quarterly Dividend Payment Date and Short-Term Dividend Payment Date, individually, is referred to herein as a "Dividend Payment Date.")

(g) Notwithstanding the provisions of subsections (c), (d), (e) and (f), with respect to the Short-Term Dividend Payment Date:

1. If the Thursday is not a Business Day, then the Short-Term Dividend Payment Date shall be the preceding Tuesday if both such Tuesday and the Wednesday following such Tuesday are Business Days; or

2. If the Friday following such Thursday is not a Business Day, then the Short-Term Dividend Payment Date will be the Wednesday preceding such Thursday if both such Wednesday and such Thursday are Business Days; or

3. If either (a) such Thursday is not a Business Day and either the preceding Tuesday or Wednesday is not a Business Day or (b) such Thursday is a Business Day and the Friday following such Thursday and such preceding Wednesday are not Business Days, then the Short-Term Dividend Payment Date shall be the first Business Day preceding such Thursday that is next succeeded by a Business Day.

Even though any particular Short-Term Dividend Payment Date may not occur on the originally scheduled Short-Term Dividend Payment Date because of the adjustments provided for in this subsection (g), the next succeeding Short-Term Dividend Payment Date shall occur, subject to such adjustments, on the seventh or the thirteenth Thursday, as applicable, following the originally scheduled Short-Term Dividend Payment Date. Notwithstanding the foregoing, if any Short-Term Dividend Payment Date set pursuant to this subsection (g) would occur in a number of days after the immediately preceding Short-Term Dividend Payment Date that is less than the number of days in the then-current Minimum Holding Period, the Short-Term Dividend Payment Date shall instead be the next Business Day that (i) is at least a number of days after the preceding Dividend Payment Date as to include the then-current Minimum Holding Period and (ii) is next succeeded by a Business Day. After any such adjustment pursuant to this subsection (g) to the Dividend Payment Date for any Short-Term Period, the last day of such Short-Term Period shall also be adjusted so as to be the day immediately preceding such Dividend Payment Date.

(h) Any designation by the Board of Directors of a Short-Term Period following a Quarterly Period shall be effective upon written notice thereof given by the Company to the Trust Company and to the Securities Depository prior to 1:00 P.M., New York City time, on the fifth Business Day prior to the Auction Date. Any designation by the Board of Directors of a change in the duration of the Short-Term Period shall be effective upon written notice thereof given by the Company to the Trust Company and to the Securities Depository prior to 1:00 P.M., New York City time, on the third Business Day prior to the Auction Date.

(i) Dividends shall be payable to the Holders as their names appear on the stock books of the Company or of the registrar of the Series A Stock on the Business Day next preceding the Dividend Payment Date in the case of a Short-Term Period and on such date, not more than 30 days and not less than 10 days, as may be fixed by the Board of Directors, next preceding the Dividend Payment Date in the case of a Quarterly Period; provided that, if a Payment Failure exists, then such dividends shall be paid to the Holders as their names appear on the stock books on such date, not exceeding 15 days preceding the payment date thereof, as may be fixed by the Board of Directors.

(j) Dividend rates for the shares of Series A Stock for each Dividend Period (other than the Initial Dividend Period) shall be equal to the rate per annum that results from the Auction with respect to such Dividend Period; provided that, (i) if a Payment Failure shall have occurred, the dividend rate for all Dividend Periods commencing on or after such Dividend Payment Date or redemption date and until such Payment Failure has been cured shall be a rate per annum equal to 250% of the Applicable AA Composite Commercial Paper Rate on the Business Day next preceding the commencement of each such Dividend Period (notwithstanding the results of any Auction for any such Dividend Period); and (ii) if a Payment Failure is remedied by reason of the Company having paid all dividends accrued and unpaid, and all unpaid redemption payments, on all shares of Series A Stock, the dividend rate for each Dividend Period commencing after the date on which the Payment Failure is remedied shall again be determined by an Auction. Notwithstanding the foregoing, and subject to subsection (1) of this Section (2), the dividend rate for any Dividend Period shall not exceed 25% per annum. The rate per annum at which dividends are payable on shares of Series A Stock for any Dividend Period (other than the Initial Dividend Period) is hereinafter referred to as the "Applicable Rate."

(k) The dividend per share to accrue and be payable on each share of Series A Stock for the Initial Dividend Period shall be computed by multiplying the product of 3.30% (the dividend rate for the Initial Dividend Period) and $100 by a fraction, the numerator of which shall be the number of days in the Initial Dividend Period, including the first and last days of such Initial Dividend Period, and the denominator of which shall be 360. The dividend per share to accrue and be payable on each share of Series A Stock for each Quarterly Period shall be computed by dividing by four the product of the Applicable Rate for such Dividend Period and $100. The dividend per share to accrue and be payable on each share of Series A Stock for any Short-Term Period shall be computed by multiplying the Applicable Rate for such Short-Term Period by a fraction, the numerator of which shall be the number of days in such Short-Term Period, including the first and last days of such Dividend Period, and the denominator of which shall be 360, and multiplying by $100 the rate so obtained.

(l) Notwithstanding anything to the contrary contained in subarticle A of this Article Fourteenth, the dividend rate for any Dividend Period on the Series A Stock shall not exceed 25% per annum; provided, however, that if paragraph (7)(B)(b) of Article Fifth hereof is amended to provide a method for computing the dividend rate on preferred stock having dividends determined pursuant to an adjustable, floating or variable rate, then from and after the date such amendment becomes effective, this subsection (l), including the 25% restriction contained in this subsection (l), shall cease to be operative, and shall be of no force and effect and all references to this subsection (l) in subarticle A of this Article Fourteenth shall be of no force and effect.

B. <u>Terms of $5.875 Cumulative Preferred Stock (without par value)</u>. The Company has classified 250,000 shares of the Preferred Stock (without par value) as a series of such Preferred Stock designated as "$5.875 Cumulative Preferred Stock (without par value)." The preferences, rights, qualifications and restrictions of the shares of the "$5.875 Cumulative Preferred Stock (without par value)," shall be as follows:

(3) <u>Definitions</u>.

As used with respect to the shares of Series A Stock, the following terms shall have the following meanings, unless the context otherwise requires:

"<u>Affiliate</u>" shall mean any Person known to the Trust Company to be controlled by, in control of or under common control with the Company.

"<u>Agent Member</u>" shall mean a member of the Securities Depository that will act on behalf of a Bidder and is identified as such in such Bidder's Master Purchaser's Letter.

"Applicable AA Composite Commercial Paper Rate," on any date, shall mean (i) with respect to a 49-day Short-Term Period, (A) the Interest Equivalent of the 60-day rate on commercial paper placed on behalf of issuers whose corporate bonds are rated "AA" by Standard & Poor's Corporation or its successor ("S&P"), or the equivalent of such rating by S&P or another rating agency, as such 60-day rate is made available on a discount basis or otherwise by the Federal Reserve Bank of New York for the Business Day immediately preceding such date, or (B) in the event that the Federal Reserve Bank of New York does not make available such a rate, then the arithmetic average of the Interest Equivalent of the 60-day rate on commercial paper placed on behalf of such issuers, and as quoted, on a discount basis or otherwise, to the Trust Company for the close of business on the Business Day immediately preceding such date by the Commercial Paper Dealers or (ii) with respect to a Quarterly Period or a 13-week Short-Term Period, the Interest Equivalent of the 90-day rate on such commercial paper as so determined. In the event that either of the Commercial Paper Dealers does not quote a rate required to determine the Applicable AA Composite Commercial Paper Rate, the Applicable AA Composite Commercial Paper Rate shall be determined on the basis of the quotations furnished by the remaining Commercial Paper Dealer and the Substitute Commercial Paper Dealer selected by the Company to provide such rate or, if the Company does not select any such Substitute Commercial Paper Dealer, the remaining Commercial Paper Dealer. If an adjustment is made to the length of a Short-Term Period to comply with the Minimum Holding Period pursuant to subsection (c) of Section (2), then if the resulting number of days in each subsequent Short-Term Period, before any adjustment shall be (i) 70 or more days but fewer than 85 days, such rate shall be the arithmetic average of the Interest Equivalent of the 60-day and 90-day rates on such commercial paper, or (ii) 85 or more days but 98 or fewer days, such rate shall be the Interest Equivalent of the 90-day rate on such commercial paper.

"Applicable Rate" shall have the meaning specified in Section (2), subsection (j).

"Auction" shall mean periodic implementation of the Auction Procedures set forth herein.

"Auction Date" shall mean the Business Day immediately preceding a Dividend Payment Date.

"Auction Procedures" shall mean the procedures for conducting Auctions set forth in Section (4).

"Available Units" shall have the meaning specified in Section (4), subsection (c), paragraph 1, subparagraph a.

"Bid" and "Bids" shall have the respective meanings specified in Section (4), subsection (a), paragraph 1, subparagraph c.

"Bidder" and "Bidders" shall have the respective meanings specified in Section (4), subsection (a), paragraph 1, subparagraph c.

"Board of Directors" shall mean the Board of Directors of the Company or any committee authorized by the Board of Directors to perform any or all of the duties of the Board with respect to the Series A Stock.

"Broker-Dealer" shall mean any broker-dealer or other entity permitted by law to perform the functions required of a Broker-Dealer in Sections (4) and (5), that is a member of, or a participant in, the Securities Depository and that has been selected by the Company and has entered into a Broker-Dealer Agreement with the Trust Company that remains effective.

"Broker-Dealer Agreement" shall mean an agreement between the Trust Company and a Broker-Dealer pursuant to which such Broker-Dealer agrees to follow the procedures specified in Sections (4) and (5).

"Business Day" shall mean a day on which the New York Stock Exchange, Inc. is open for trading and which is not a day on which banks in New York City are authorized by law to close.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commercial Paper Dealers" shall mean Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated or, in lieu thereof, their respective affiliates or successors that are engaged in the business of buying and selling commercial paper.

"Date of Original Issue" shall have the meaning specified in Section (2), subsection (b).

"Dividend Payment Date" shall have the meaning specified in Section (2), subsection (f).

"Dividend Period" shall have the meaning specified in Section (2), subsection (c).

"Dividends-Received Deduction" shall mean the dividends-received deduction on preferred stock held by nonaffiliate corporations (currently found in Section 243(a) of the Code).

"Existing Holder" shall mean a Person who has executed a Master Purchaser's Letter and who is listed as the beneficial owner of shares of Series A Stock in the records of the Trust Company.

"Hold Order" and "Hold Orders" shall have the respective meanings specified in Section (4). subsection (a). paragraph 1. subparagraph c.

"Holders" shall mean the holders of shares of the Series A Stock as the same appear on the stock books of the Company or the registrar of the Series A Stock.

"Initial Dividend Payment Date" shall have the meaning specified in Section (2). subsection (b).

"Initial Dividend Period" shall have the meaning specified in Section (2). subsection (b).

"Interest Equivalent" shall mean the equivalent yield on a 360-day basis of a discount basis security to an interest-bearing security.

"Master Purchaser's Letter" shall mean a letter addressed to the Company, the Trust Company, the remarketing agent, a Broker-Dealer and an Agent Member in which the executing Person agrees, among other things, to offer to purchase, to purchase, to offer to sell and to sell shares of Series A Stock as set forth in Section (4).

"Maximum Rate" for any Auction shall mean, subject to subsection (l) of Section (2), the product of the Applicable AA Composite Commercial Paper Rate on the Auction Date for such Auction and the Rate Multiple.

"Minimum Holding Period" shall have the meaning specified in Section (2). subsection (c).

"Minimum Rate" for any Auction shall mean, subject to subsection (l) of Section (2). 58% of the Applicable AA Composite Commercial Paper Rate on the Auction Date for such Auction.

"Order" and "Orders" shall have the respective meanings specified in Section (4). subsection (a). paragraph 1. subparagraph c.

"Outstanding Shares" shall mean, as of any date, shares of Series A Stock theretofore issued by the Company except, without duplication, (i) any shares theretofore canceled or delivered to the Trust Company for cancellation or redeemed or deemed to have been redeemed by the Company, (ii) any shares as to which the Company or any Affiliate thereof shall be an Existing Holder, and (iii) any shares represented by any certificate in lieu of which a new certificate has been executed and delivered by the Company.

"Outstanding Units" shall mean Units comprised of Outstanding Shares.

"Payment Failure" shall mean a failure by the Company to pay to the Holders on or within three Business Days (i) after any Dividend Payment Date, the full amount of any dividends to be paid on such Dividend Payment Date on any share of the Series A Stock or (ii) after any redemption date, the redemption price to be paid on that redemption date on any share of the Series A Stock with respect to which a notice of redemption has been given.

"Person" shall mean an individual, a partnership, a corporation, a trust, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

"Potential Holder" shall mean any Person, including any Existing Holder, (i) who shall have executed a Master Purchaser's Letter and (ii) who may be a prospective purchaser of Units (or, in the case of an Existing Holder, additional Units).

"Quarterly Dividend Payment Date" shall have the meaning specified in Section (2), subsection (f).

"Quarterly Period" shall have the meaning specified in Section (2), subsection (c).
"Rate Multiple," on any Auction Date, shall mean the percentage determined as set forth below based on the Prevailing Rating (as defined below) of the Series A Stock in effect at the close of business on the Business Day immediately preceding such Auction Date:

Prevailing Rating	Percentage
AA/aa or above	110%
A/a	150%
BBB/baa	200%
Below BBB/baa	250%

For purposes of this definition, the "Prevailing Rating" of the Series A Stock shall be (i) AA/aa or above, if the Series A Stock has a rating of AA- or better by S&P and a rating of aa3 or better by Moody's Investors Service, Inc. or its successor ("Moody's"), or the equivalent of both of such ratings by a substitute rating agency or substitute rating agencies selected as provided below, (ii) if not AA/aa or above, then A/a, if the Series A Stock has a rating of A- or better by S&P and a rating of a3 or better by Moody's, or the equivalent of both of such ratings by a substitute rating agency or substitute rating agencies selected as provided below, (iii) if not AA/aa or above or A/a, then BBB/baa, if the Series A Stock has a rating of BBB- or better by S&P and a rating of baa3 or better by Moody's, or the equivalent of both of such ratings by a substitute rating agency or substitute rating agencies selected as provided below, and (iv) if not AA/aa or above, A/a or BBB/baa, then Below BBB/baa. If both S&P and Moody's fail to make such a rating available, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, or their successors and assigns, will select one or two nationally recognized securities rating agencies to act as a substitute rating agency or agencies. The Company will take all reasonable action necessary to enable S&P and Moody's, or such substitute rating agency or agencies, to provide a rating for the Series A Stock.

"Remaining Units" shall have the meaning specified in Section (4), subsection (d), paragraph l, subparagraph d.

"Securities Depository" shall mean The Depository Trust Company and its successors and assigns or any other securities depository selected by the Company which agrees to follow the procedures required to be followed by such securities depository in connection with shares of the Series A Stock.

"Sell Order" and "Sell Orders" shall have the respective meanings specified in Section (4), subsection (a), paragraph l, subparagraph c.

"Short-Term Dividend Payment Date" shall have the meaning specified in Section (2), subsection (f).

"Short-Term Period" shall have the meaning specified in Section (2), subsection (c).

"Submission Deadline" shall mean 1:00 P.M., New York City time, on any Auction Date or such other time on any Auction Date by which Broker-Dealers are required to submit Orders to the Trust Company as specified by the Trust Company from time to time.

"Submitted Bid" and "Submitted Bids" shall have the respective meanings specified in Section (4), subsection (c), paragraph l.

"Submitted Hold Order" and "Submitted Hold Orders" shall have the respective meanings specified in Section (4), subsection (c), paragraph l.

"Submitted Order" shall have the meaning specified in Section (4), subsection (c), paragraph 1.

"Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in Section (4), subsection (c), paragraph 1.

"Substitute Commercial Paper Dealer" shall mean any commercial paper dealer that is a leading dealer in the commercial paper market.

"Sufficient Clearing Bids" shall have the meaning specified in Section (4), subsection (c), paragraph 1, subparagraph b.

"Trust Company" shall mean a bank or trust company duly appointed as such with respect to the shares of the Series A Stock.

"Unit" shall have the meaning specified in Section (1).

"Winning Bid Rate" shall have the meaning specified in Section (4), subsection (c) paragraph 1, subparagraph c.

(4) Auction Procedures.

(a) Orders by Existing Holders and Potential Holders.

1. Prior to the Submission Deadline on each Auction Date:

a. Each Existing Holder may submit to a Broker-Dealer by telephone information as to:

(i) the number of Outstanding Units, if any, held by such Existing Holder that such Existing Holder desires to continue to hold for the next succeeding Dividend Period without regard to the rate determined by the Auction Procedures;

(ii) the number of Outstanding Units, if any, that such Existing Holder desires to continue to hold for the next succeeding Dividend Period, if the rate determined by the Auction procedures shall not be less than the rate per annum specified by such Existing Holder; and/or

(iii) the number of Outstanding Units, if any, held by such Existing Holder that such Existing Holder offers to sell without regard to the rate determined by the Auction Procedures for the next succeeding Dividend Period; . 1

b. Each Broker-Dealer, using a list of Potential Holders, in good faith for the purpose of conducting a competitive Auction in a commercially reasonable manner, shall contact Potential Holders, including Persons that are not Existing Holders, on such list to determine the number of Outstanding Units, if any, that each such Potential Holder offers to purchase, if the rate determined by the Auction Procedures for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Potential Holder.

c. For the purposes hereof, the communication to a Broker-Dealer of information referred to in subparagraph a or subparagraph b of this paragraph 1 is referred to hereinafter as an "Order" and collectively as "Orders," and each Existing Holder and each Potential Holder placing an Order is referred to hereinafter as a "Bidder" and collectively as "Bidders;" an Order containing the information referred to in clause (i) of subparagraph a of this paragraph 1 is referred to hereinafter as a "Hold Order" and collectively as "Hold Orders;" an Order containing the information referred to in clause (ii) of subparagraph a or subparagraph b of this paragraph 1 is referred to hereinafter as a "Bid" and collectively as "Bids;" and an Order containing the information referred to in clause (iii) of subparagraph a of this paragraph 1 is referred to hereinafter as a "Sell Order" and collectively as "Sell Orders."

d. On any Auction Date, a Bid submitted by an Existing Holder shall constitute an irrevocable offer to sell:

(i) the number of Outstanding Units specified in such bid if the rate determined by the Auction Procedures on such Auction Date shall be less than the rate specified in such Bid; or

(ii) such number or a lesser number of Outstanding Units to be determined as set forth in subsection (d), paragraph 1, subparagraph d, of this Section (4), if the rate determined by the Auction Procedures on such Auction Date shall be equal to the rate specified in such Bid; or

(iii) a lesser number of Outstanding Units than was specified in such Bid, to be determined as set forth in subsection (d), paragraph 2, subparagraph c. of this Section (4), if the rate specified therein shall be higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

e. On any Auction Date, a Sell Order by an Existing Holder shall constitute an irrevocable offer to sell:

(i) the number of Outstanding Units specified in such Sell Order; or

(ii) such number or a lesser number of Outstanding Units as set forth in subsection (d), paragraph 2, subparagraph c. of this Section (4) if Sufficient Clearing bids do not exist.

f. On any Auction Date, a Bid by a Potential Holder shall constitute an irrevocable offer to purchase:

(i) the number of Outstanding Units specified in such Bid if the rate determined by the Auction Procedures on such Auction Date shall be higher than the rate specified in such Bid; or

(ii) such number or a lesser number of Outstanding Units as set forth in subsection (d), paragraph 1, subparagraph e. of this Section (4) if the rate determined by the Auction Procedures on such Auction Date shall be equal to the rate specified in such Bid.

g. On each Auction Date, the Trust Company shall determine the Applicable AA Composite Commercial Paper Rate and the Maximum Rate and shall notify the Company and each Broker-Dealer of each such rate not later than 9:30 A.M. on such Auction Date or such other time on such Auction Date as specified by the Trust Company with the consent of the Company (which consent shall not be unreasonably withheld).

(b) Submission of Orders by Broker-Dealers to Trust Company.

1. Each Broker-Dealer shall submit in writing to the Trust Company prior to the Submission Deadline on each Auction Date all Orders obtained by such Broker-Dealer and specifying with respect to each Order:

a. The name of the Bidder placing such Order;

b. The aggregate number of Units that are the subject of such Order;

c. To the extent that such Bidder is an Existing Holder:

(i) the number of Units, if any, subject to any Hold Order placed by such Existing Holder;

(ii) the number of Units, if any, subject to any Bid placed by such Existing Holder and the rate specified in such Bid; and

(iii) the number of Units, if any, subject to any Sell Order placed by such Existing Holder; and

d. To the extent such Bidder is a Potential Holder, the number of Units and the rate specified in such Potential Holder's Bid.

2. If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Trust Company shall round such rate up to the next highest one thousandth (.001) of 1%.

3. If, for any reason, an Order or Orders covering all of the Outstanding Units held by any Existing Holder is not submitted to the Trust Company prior to the Submission Deadline, the Trust Company shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Outstanding Units held by such Existing Holder and not subject to Orders submitted to Trust Company.

4. If one or more Orders by an Existing Holder covering in the aggregate more than the number of Outstanding Units held by such Existing Holder are submitted to the Trust Company by one or more Broker-Dealers on behalf of such Existing Holder, such Orders shall be considered valid as follows and in the following order of priority:

a. Any Hold Orders submitted on behalf of such Existing Holder shall be considered valid up to and including, in the aggregate, the number of Outstanding Units held by such Existing Holder; provided that, if more than one Hold Order is submitted on behalf of such Existing Holder and the number of Units subject to such Hold Orders exceeds the number of Outstanding Units held by such Existing Holder, the number of Units subject to such Hold Orders shall be reduced pro rata so that such Hold Orders shall cover only the number of Outstanding Units held by such Existing Holder;

b. (i) Any Bid submitted on behalf of an Existing Holder shall be considered valid up to and including the excess of the number of Outstanding Units held by such Existing Holder over the number of Units subject to valid Hold Orders of such Existing Holder referred to in subparagraph a of this paragraph 4.

(ii) subject to clause (i) of this subparagraph b, if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the aggregate number of Outstanding Units subject to such Bids is greater than the excess referred to in clause (i) of this subparagraph b, such Bids shall be considered valid up to the amount of such excess and the number of Units subject to such Bids shall be reduced pro rata so that such Bids shall cover only the number of Units equal to such excess,

(iii) subject to clause (i) of this subparagraph b, if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in their entirety up to the excess referred to in clause (i) of this subparagraph b in the ascending order of their respective rates, and

(iv) in any such event specified in this subparagraph b, the number, if any, of such Units subject to Bids not valid under this subparagraph b shall be treated as the subject of a Bid by a Potential Holder; and

c. Any Sell Order shall be considered valid up to and including, in the aggregate, the excess of the number of Outstanding Units held by such Existing Holder over the sum of the Units subject to valid Hold Orders of such Existing Holder referred to in subparagraph a of this paragraph 4 and valid Bids by such Existing Holder referred to in subparagraph b of this paragraph 4.

5. In any Auction, if more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate and number of Units therein specified.

6. Orders by Existing Holders and Potential Holders must specify a whole number of Units. An Order that does not specify a whole number of Units will not be considered a Submitted Order for purposes of the Auction.

(c) <u>Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate</u>.

1. Not earlier than the Submission Deadline on each Auction Date, the Trust Company shall assemble all Orders submitted or deemed submitted to it by Broker-Dealers (each such Order as submitted or deemed submitted by a Broker-Dealer being referred to hereinafter individually as a "Submitted Hold Order," a "Submitted Bid" or a "Submitted Sell Order," as the case may be, or as a "Submitted Order") and shall determine:

a. The excess of the total number of Outstanding Units over the number of Outstanding Units that are the subject of Submitted Hold Orders (such excess being hereinafter referred to as the "Available Units");

b. From the Submitted Orders, whether the number of Outstanding Units that are the subject of Submitted Bids by Existing Holders and Potential Holders specifying one or more rates equal to or lower than the Maximum Rate exceeds or is equal to the sum of:

(i) the number of Outstanding Units that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate, and

(ii) the number of Outstanding Units that are subject to Submitted Sell Orders (in the event of such excess or of such equality (other than because the number of Units specified in each of clauses (i) and (ii) of this subparagraph b is zero because all of the Outstanding Units are the subject of Submitted Hold Orders) such Submitted Bids in this subparagraph b are hereinafter referred to collectively as "Sufficient Clearing Bids"); and

c. If Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids (the "Winning Bid Rate") which if:

(i) (A) Each Submitted Bid from Existing Holders specifying such Winning Bid Rate and (B) all other Submitted Bids from Existing Holders specifying lower rates were accepted, thus entitling such Existing Holders to continue to hold the Outstanding Units that are the subject of such Submitted Bids, and

(ii) (A) Each Submitted Bid from Potential Holders specifying such Winning Bid Rate and (B) all other Submitted Bids from Potential Holders specifying lower rates were accepted, thus requiring the Potential Holders to purchase the Outstanding Units that are subject to such Submitted Bids,

would result in such Existing Holders described in clause (i) of this subparagraph c continuing to hold an aggregate number of Outstanding Units that, when added to the numbers of Outstanding Units to be purchased by such Potential Holders described in clause (ii) of this subparagraph c, would at least equal the Available Units.

2. In connection with any Auction and promptly after the Trust Company has made the determinations pursuant to paragraph 1 of this subsection (c), the Trust Company shall advise the Company of the Applicable AA Composite Commercial Paper Rate and the Maximum Rate and, based on such determinations, of the Applicable Rate for the next succeeding Dividend Period and such other information as follows:

a. If Sufficient Clearing Bids exist, that the Applicable Rate for the next succeeding Dividend Period shall be equal to the Winning Bid Rate so determined;

b. If Sufficient Clearing Bids do not exist (other than because all of the Outstanding Units are the subject of Submitted Hold

Orders), that the Applicable Rate for the next succeeding Dividend Period shall be the Maximum Rate; or

c. If all of the Outstanding Units are the subject of Submitted Hold Orders, that the Applicable Rate for the next succeeding Dividend Period shall be equal to the Minimum Rate.

(d) Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Units.

Based on the determinations made pursuant to subsection (c), paragraph 1, of this Section (4), the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Trust Company shall take such other action as set forth below:

1. If Sufficient Clearing Bids have been made, subject to the provisions of paragraphs 4 and 5 of this subsection (d), Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

a. The Submitted Sell Orders of each Existing Holder shall be accepted and the Submitted Bids of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Outstanding Units that are the subject of such Submitted Sell Orders or Submitted Bids;

b. The Submitted Bids of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Outstanding Units that are the subject of such Submitted Bids;

c. The Submitted Bids of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring such Potential Holder to purchase the number of Outstanding Units that are the subject of such Submitted Bids;

d. The Submitted Bids of each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling such Existing Holder to continue to hold the Outstanding Units that are the subject of each such Submitted Bid, unless the number of Outstanding Units subject to all such Submitted Bids of Existing Holders shall be greater than the number of Outstanding Units ("Remaining Units") equal to the excess of the Available Units over the number of Outstanding Units subject to Submitted Bids described in subparagraphs b and c of this paragraph 1, in which event the Submitted Bids of each such Existing Holder shall be rejected, and each such Existing Holder shall be required to sell Units, but only in an amount equal to the difference between (i) the number of Outstanding Units then held by such Existing Holder subject to such Submitted Bid and (ii) the number of Outstanding Units obtained by multiplying (x) the number of Remaining Units by (y) a fraction (the numerator of which shall be the number of Outstanding Units held by such Existing Holder subject to such Submitted Bid and the denominator of which shall be the sum of the number of Outstanding Units subject to such Submitted Bids made by all such Existing Holders that specified a rate equal to the Winning Bid Rate); and

e. The Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, but only in an amount equal to the number of Outstanding Units obtained by multiplying (x) the difference between the Available Units and the number of Outstanding Units subject to Submitted Bids described in subparagraphs b, c, and d of this paragraph 1 by (y) a fraction (the numerator of which shall be the number of Outstanding Units subject to such Submitted Bid of such Potential Holder and the denominator of which shall be the sum of the number of Outstanding Units subject to Submitted Bids that specified rates equal to the Winning Bid Rate submitted by all such Potential Holders).

2. If Sufficient Clearing Bids have not been made (other than because all of the Outstanding Units are subject to Submitted Hold Orders), subject to the provisions of paragraph 4 of this subsection (d), Submitted Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

a. The Submitted Bids of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling such Existing Holder to continue to hold the Outstanding Units that are the subject of such Submitted Bids;

b. The Submitted Bids of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Outstanding Units that are the subject of such Submitted Bids; and

c. The Submitted Bids of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected, and each Submitted Sell Order of each Existing Holder shall be accepted, thus requiring such Existing Holder to sell the Outstanding Units that are the subject of each such Submitted Bid or Submitted Sell Order, in both cases only in an amount equal to the difference between (i) the number of Outstanding Units then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (ii) the number of Outstanding Units obtained by multiplying (x) the difference between the Available Units and the aggregate number of Outstanding Units subject to Submitted Bids described in subparagraphs a and b of this paragraph 2 by (y) a fraction (the numerator of which shall be the number of Outstanding Units held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of Outstanding Units subject to all such Submitted Bids and Submitted Sell Orders of Existing Holders).

3. If all of the Outstanding Units are the subject of Submitted Hold Orders, all Submitted Bids shall be rejected.

4. If, as a result of the procedures described in paragraph 1 or 2 of this subsection (d), any Existing Holder would be entitled to hold or required to sell, or any Potential Holder would be required to purchase, a fraction of a Unit on any Auction Date, the Trust Company shall, in such manner as, in its sole discretion, it shall determine, round up or down the number of Units to be held or sold by any Existing Holder or purchased by any Potential Holder

on such Auction Date so that the number of Units held or sold by each Existing Holder or purchased by any Potential Holder on such Auction Date shall be a whole number of Units.

5. If, as a result of the procedures described in paragraph 1 of this subsection (d), any Potential Holder would be entitled or required to purchase less than a whole Unit on any Auction Date, the Trust Company shall, in such manner as, in its sole discretion, it shall determine, allocate Units for purchase among Potential Holders so that only whole Units are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Units on such Auction Date.

6. Based on the results of each Auction, the Trust Company shall determine the aggregate number of Outstanding Units to be purchased and the aggregate number of Outstanding Units to be sold by Potential Holders and Existing Holders on whose behalf each Broker-Dealer submitted Bids or Sell Orders and, with respect to each Broker-Dealer, to the extent that such aggregate number of Units to be sold differ, determine to which other Broker-Dealer or Broker-Dealers acting for one or more purchasers such Broker-Dealer shall deliver, or from which other Broker-Dealer or Broker-Dealers acting for one or more sellers such Broker-Dealer shall receive, as the case may be, Units.

(5) Miscellaneous.

(a) So long as the Applicable Rate is based on the results of an Auction, an Existing Holder (i) may sell, transfer or otherwise dispose of shares of Series A Stock only in Units and only pursuant to a Bid or Sell Order in accordance with the Auction Procedures, or to or through a Broker-Dealer or to a Person that has delivered a signed copy of a Master Purchaser's Letter to the Trust Company; provided that, in the case of all transfers other than pursuant to Auctions, such Existing Holder or its Broker-Dealer or its Agent Member advises the Trust Company of such transfer, and (ii) shall have the ownership of the shares of Series A Stock held by it maintained in book entry form by the Securities Depository in the account of its Agent Member, which in turn will maintain account records of such Existing Holder's beneficial ownership.

(b) Neither the Company nor any Affiliate thereof may submit an Order in any Auction.

(c) All references to time of day refer to New York City time.

(d) From and during the continuance of a Payment Failure and during any period in which there shall not be a Securities Depository, shares of Series A Stock may be registered for transfer or exchange and new certificates issued upon surrender of the old certificates properly endorsed for transfer, with (i) all necessary endorsers' signatures guaranteed in such manner and form as the Trust Company (or such other transfer agent or registrar) may require by a guarantor reasonably believed by the Trust Company (or such other transfer agent or registrar) to be responsible, (ii) accompanied by such assurances as the Trust Company (or such other transfer agent or registrar) shall deem necessary or appropriate to evidence the genuineness and effectiveness of each necessary endorsement and (iii) satisfactory evidence of compliance with all applicable laws relating to the collection of taxes or funds necessary for the payment of such taxes.

(e) Commencing with the Dividend Payment Date for which a Payment Failure occurs, the Company or an Affiliate thereof, at the option of the Company, may perform any of the functions to be performed by the Trust Company or the Securities Depository set forth herein.

(f) The Board of Directors of the Company may interpret the provisions of the Auction Procedures as set forth herein to resolve any inconsistency or ambiguity which may arise or be revealed in connection therewith, and, if such inconsistency or ambiguity reflects an inaccurate provision hereof, the Board of Directors of the Company may, in appropriate circumstances, authorize the filing of a corrected Articles of Amendment.

(g) Shares of Series A Stock which have been redeemed or otherwise acquired by the Company or any Affiliate are not subject to reissuance as Series A Stock.

(6) <u>Redemption</u>.

The shares of Series A Stock shall be subject to redemption, in whole or in part on any Dividend Payment Date, upon the notice and in the manner and with the effect provided in Article Fifth of these Articles; provided that if such Article Fifth is amended to grant the Company's Board of Directors in certain instances the authority to determine the time, form and manner of a notice of redemption, from and after the date such amendment becomes effective, publication of notice of the redemption of the Series A Stock shall not be required and notice of such redemption shall be sufficient if mailed at least thirty (30) days' prior to redemption to the holders of record of the Series A Stock so to be redeemed, at their respective addresses as the same shall appear on the books of the Company, but no failure to mail a particular notice nor any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of those shares of Series A Stock for which proper notice has been given; provided further that all other terms of Article Fifth, as amended, relating to the redemption of shares of Preferred Stock and Preferred Stock (without par value) shall continue to apply to the redemption of the Series A Stock. The notice of redemption shall include a statement setting forth (i) the number of shares of the Series A Stock to be redeemed (if applicable to be denominated in Units), (ii) the date fixed for redemption and (iii) the redemption price. So long as shares of Series A Stock are held of record by the nominee of the Securities Depository, the Company need only give notice to the Securities Depository of any such redemption. The redemption price or prices applicable to shares of said series shall be $100.00 per share plus accrued and unpaid dividends to the date of redemption. Unless the shares of Series A Stock shall have been registered for transfer and exchange as provided in subsection (d) of Section (5), redemptions shall be made only in whole Units.

(7) Voluntary or Involuntary Liquidation.

The preferential amounts to which the holders of Series A Stock shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, in addition to dividends accumulated but unpaid thereon, shall be $100 per share.

(8) Stated Value.

The stated value of the Series A Stock shall be $100 per share.

B. Terms of $5.875 Cumulative Preferred Stock (without par value). The Company has classified 250,000 shares of the Preferred Stock (without par value) as a series of such Preferred Stock designated as "$5.875 Cumulative Preferred Stock (without par value)." The preferences, rights, qualifications and restrictions of the shares of the "$5.875 Cumulative Preferred Stock (without par value)," shall be as follows:

(1) The annual dividend payable in respect of each share of said series shall be $5.875; and the initial dividend in respect of each share of said series shall be payable on July 15, 1993, when and as declared by the Board of Directors of this Company, to holders of record on June 30, 1993, and will accrue from the date of original issuance of said series; thereafter, such dividends shall be payable on January 15, April 15, July 15 and October 15 in each year (or the next business date thereafter in each case), when and as declared by the Board of Directors of this Company, for the quarter-yearly period ending on the last business day of the preceding month.

(2) The shares of said series are not subject to redemption prior to July 1, 1998. On and after July 1, 1998, the shares of said series shall be subject to redemption, in whole or in part, in the manner and with the effect provided in these Articles; and the redemption price or prices applicable to shares of said series shall be $105.875 per share plus accrued and unpaid dividends to the date of redemption if such date of redemption is on or subsequent to July

1, 1998, and prior to July 1, 1999; $104.700 per share plus accrued and unpaid dividends to the date of redemption if such date of redemption is on or subsequent to July 1, 1999, and prior to July 1, 2000; $103.525 per share plus accrued and unpaid dividends to the date of redemption if such date of redemption is on or subsequent to July 1, 2000, and prior to July 1, 2001; $102.350 per share plus accrued and unpaid dividends to the date of redemption if such date of redemption is on or subsequent to July 1, 2001, and prior to July 1, 2002; $101.175 per share plus accrued and unpaid dividends to the date of redemption if such date of redemption is on or subsequent to July 1, 2002, and prior to July 1, 2003; and $100.000 per share plus accrued and unpaid dividends thereafter.

Notice of every such redemption shall be mailed at least thirty (30) days prior to redemption to the holders of record of the $5.875 Cumulative Preferred Stock (without par value) so to be redeemed, at their respective addresses as the same shall appear on the books of the Company, but no failure to mail a particular notice nor any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of those shares of $5.875 Cumulative Preferred Stock (without par value) for which proper notice has been given.

(3) So long as any shares of said series shall remain outstanding, the Company shall on or before July 15, 2003, and on or before July 15 of each year thereafter to and including July 15, 2007, set aside, separate and apart from its other funds, an amount equal to $1,250,000 (or such lesser amount as may be sufficient to redeem all of the shares of said series then outstanding) and shall on or before July 15, 2008 (each such July 15 being hereinafter in this Section 3 called a "Sinking Fund Redemption Date"), set aside, separate and apart from its other funds, an amount equal to $18,750,000 (or such lesser amount as may be sufficient to redeem all the shares of said series then outstanding) as a mandatory sinking fund payment for the exclusive benefit of shares of said series, plus such further amount as shall equal the accrued and unpaid dividends on the shares of said series to be redeemed out of such payment (as hereinafter in this Section 3 provided) through the day preceding the applicable Sinking Fund Redemption Date. The obligation of the Company to make such payment shall be cumulative, so that if for any reason the full amount thereof shall not be set aside for any year, the amount of the deficiency from time to time shall be added to the amount due from the Company on subsequent Sinking Fund Redemption Dates (or, if such deficiency exists on July 15, 2008, on subsequent quarterly dividend payment dates thereafter for such series) until the deficiency shall have been fully satisfied. The Company shall be entitled to credit against any such mandatory sinking fund payment shares of said series redeemed by the Company at the Company's option, purchased by the Company in the open market or otherwise acquired by the Company, except through application of any sinking fund payment, and not theretofore so credited, at the sinking fund redemption price hereinafter specified in this Section 3.

Any amounts set aside by the Company pursuant to this Section 3 shall be applied on the date of such setting aside if a Sinking Fund Redemption Date or otherwise on the first Sinking Fund Redemption Date occurring thereafter to the redemption of shares of said series at $100.000 per share, plus accrued and unpaid dividends through the day preceding the applicable

Sinking Fund Redemption Date, in the manner and upon the notice provided in Section 2 of this subarticle B. If any Sinking Fund Redemption Date shall be a Saturday, Sunday or other day on which banking institutions in Louisville, Kentucky are authorized or obligated to remain closed, such term shall be construed to refer to the next preceding business day.

Notwithstanding anything to the contrary set forth above, no sinking fund payments on the shares of said series of $5.875 Cumulative Preferred Stock shall be made: (i) unless the full dividends on all shares of Preferred Stock and Preferred Stock (without par value) at the time outstanding for all past dividend periods shall have been paid or declared and set apart for payment or (ii) if such sinking fund payment would be contrary to applicable law.

(4) The preferential amounts to which the holders of shares of such series shall be entitled upon any liquidation, dissolution or winding up of the Company in addition to dividends accumulated but unpaid thereon, shall be $100.000 per share in the event of any voluntary liquidation, dissolution or winding up of the Company, except that if such voluntary liquidation, dissolution or winding up of the Company shall have been approved by the vote in favor thereof given at a meeting called for that purpose or by the written consent of the holders of a majority of the total shares of the $5.875 Cumulative Preferred Stock (without par value) then outstanding, the amount so payable on such voluntary liquidation, dissolution or winding up shall be $100.000 per share; or $100.000 per share, in the event of any involuntary liquidation, dissolution or winding up of the Company.

(5) The shares of said series of $5.875 Cumulative Preferred Stock (without par value) shall be subject to all other terms, provisions and restrictions set forth in these Articles with respect to the shares of the Preferred Stock (without par value) and, excepting only as to the rates of dividend payable in respect of the shares of said series, the dividend periods and dividend payment dates, the redemption price or prices applicable to the shares of said series, the sinking fund provisions applicable to the shares of said series, and the liquidation price applicable to shares of said series, shall have the same relative rights and preferences as, shall be of equal rank with, and shall confer rights equal to those conferred by, all other shares of the Preferred Stock (without par value) of the Company.

(6) The stated value of the shares of said series shall be $100.00 per share."

The undersigned hereby certifies that the Articles of Amendment and Restated Articles of Incorporation correctly sets forth the corresponding Articles of Incorporation as amended and that these Articles of Amendment and Restated Articles of Incorporation supersede the original Articles of Incorporation and any amendments and corrections thereto.

Louisville Gas and Electric Company

By: ______________________

John R. McCall, Executive Vice President,
Secretary and General Counsel

S:\MURPHY\UTILITY\MASTER.DOC

LG&E ENERGY

LG&E Energy Corp.
220 West Main Street
P.O. Box 32030
Louisville, Kentucky 40232

November 4, 1996

Federal Express

Secretary of State
Capital Building
Room 154
Frankfort, KY 40601

RE: Louisville Gas and Electric Company

Dear Sir:

Enclosed for filing is an original and two conformed copies of the Articles of Amendment and Restated Articles of Incorporation of Louisville Gas and Electric Company, together with a check in the amount of $80 to cover the filing fees.

Please file the Restatement and return two file stamped copies to me as soon as possible.

Thanks for your assistance. If you have any questions, please call me at (502) 627-4947.

Sincerely,

Cheryl L. Johnson
Corporate Affairs Coordinator

enclosures

#265533

RECEIVED & FILED

MAY 1 12 24 PM '98

JOHN Y. BROWN III
SECRETARY OF STATE
COMM. OF KY
BY [signature]

ARTICLES OF MERGER

OF

KU ENERGY CORPORATION INTO

LG&E ENERGY CORP.

Pursuant to the provisions of Section 271B.11-050 of the Kentucky Business Corporation Act and the Agreement and Plan of Merger, dated as of May 20, 1997 (the "Plan of Merger") by and between KU Energy Corporation, a Kentucky corporation ("KU Energy"), and LG&E Energy Corp., a Kentucky corporation ("LG&E Energy"), LG&E Energy hereby submits the following Articles of Merger:

1. The Plan of Merger, as approved and adopted by separate resolution of the respective Board of Directors of KU Energy and LG&E Energy at their respective meetings on May 20, 1997, is attached hereto and made a part hereof as Annex A. Pursuant to the Plan of Merger upon effectiveness of the merger, KU Energy will be merged with and into LG&E Energy, with LG&E Energy as the surviving entity and, each issued and outstanding share of common stock of KU Energy (except shares held by KU Energy shareholders who perfect dissenters' rights with respect thereto), together with associated stock purchase rights, will be cancelled and converted into 1.67 shares (the "Exchange Ratio") of common stock of LG&E Energy, together with associated stock purchase rights.

2. The holders of LG&E Energy common stock approved the Plan of Merger at a special meeting of LG&E Energy shareholders on October 14, 1997 (the "LG&E Energy Meeting"). The designation, number of outstanding shares, and number of votes entitled to be cast by each voting group entitled to vote separately on the Plan of Merger at the LG&E Energy Meeting was as follows:

Designation	Number of outstanding shares	Number of votes entitled to be cast
Common Stock	66,486,875	66,486,875

3. The total number of undisputed votes cast for approval of the Plan of Merger by the above mentioned voting group at the LG&E Energy Meeting was 51,148,571.327, and that number was sufficient for approval of the Plan of Merger by that voting group.

4. The holders of KU Energy common stock approved the Plan of Merger at a special meeting of KU Energy shareholders on October 14, 1997 (the "KU Energy Meeting"). The designation, number of outstanding shares, and number of votes

entitled to be cast by each voting group entitled to vote separately on the Plan of Merger at the KU Energy Meeting was as follows:

Designation	Number of outstanding shares	Number of votes entitled to be cast
Common Stock	37,817,517	37,817,517

5. The total number of votes cast for approval of the Plan of Merger by the above mentioned voting group at the KU Energy Meeting was 29,113,099, and that number was sufficient for approval of the Plan of Merger by that voting group.

6. The effective time and date of these Articles of Merger and the merger effectuated hereby in the Commonwealth of Kentucky shall be 7:30 a.m. E.D.T. on May 4, 1998.

Dated: April 30, 1998.

LG&E ENERGY CORP.

By: [signature]
Name: Roger W. Hale
Title: Chairman, President and Chief Executive Officer

COPY

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

LG&E ENERGY CORP.

AND

KU ENERGY CORPORATION

DATED AS OF MAY 20, 1997

TABLE OF CONTENTS

Page

ARTICLE V

ARTICLE VI

ARTICLE VII

Page

Page

EXHIBITS

AGREEMENT AND PLAN OF MERGER, dated as of May 20, 1997 (this "Agreement"), by and between LG&E Energy Corp., a Kentucky corporation ("LG&E Energy") and KU Energy Corporation, a Kentucky corporation ("KU Energy").

WHEREAS, LG&E Energy and KU Energy have determined to engage in a business combination transaction as peer firms in a merger of equals;

WHEREAS, in furtherance thereof, the respective Boards of Directors of LG&E Energy and KU Energy have approved the merger of KU Energy with and into LG&E Energy pursuant to the terms and conditions set forth in this Agreement (such transaction referred to herein as the "Merger");

WHEREAS, the Board of Directors of LG&E Energy and the Board of Directors of KU Energy have approved and KU Energy has executed an agreement with LG&E Energy in the form of Exhibit A (the "KU Energy Stock Option Agreement") whereby KU Energy has granted LG&E Energy an option to purchase shares of its common stock upon the terms and conditions provided in such agreement;

WHEREAS, the Board of Directors of LG&E Energy and the Board of Directors of KU Energy have approved and LG&E Energy has executed an agreement with KU Energy in the form of Exhibit B (the "LG&E Energy Stock Option Agreement") whereby LG&E Energy has granted KU Energy an option to purchase shares of its common stock upon the terms and conditions provided in such agreement; and

WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined in Section 4.9(e));

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 <u>The Merger</u>. Upon the terms and subject to the conditions of this Agreement:

At the Effective Time (as defined in Section 1.3), KU Energy shall be merged with and into LG&E Energy in accordance with the laws of the Commonwealth of Kentucky. LG&E Energy shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the Commonwealth of Kentucky. The effects and the consequences of the Merger shall be as set forth in Section 1.2 and, with respect to the capital stock of LG&E Energy and KU Energy, as set forth in Article II.

Section 1.2 Effects of the Merger.

At the Effective Time, (i) the articles of incorporation of LG&E Energy shall be amended and restated as provided in Section 7.18 hereof and shall be the articles of incorporation of the surviving corporation (the "Surviving Corporation" or the "Company") in the Merger (the "Articles of Incorporation") until thereafter amended as provided by law and the Articles of Incorporation, and (ii) the bylaws of LG&E Energy shall be amended and restated as provided in Section 7.18 hereof and shall be the bylaws of the Surviving Corporation (the "Bylaws") until thereafter amended as provided by law, the Articles of Incorporation and the Bylaws. Subject to the foregoing, the additional effects of the Merger shall be as provided in the applicable provisions of the Kentucky Business Corporation Act (the "KBCA").

Section 1.3 Effective Time of the Merger. On the Closing Date (as defined in Section 3.1), with respect to the Merger, articles of merger complying with the requirements of the KBCA shall be filed with the Secretary of State of the Commonwealth of Kentucky. The Merger shall take effect upon the effective date of the articles of merger filed with the Secretary of State of the Commonwealth of Kentucky (the "Effective Time").

ARTICLE II

TREATMENT OF SHARES

Section 2.1 Effect of the Merger on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of KU Energy or LG&E Energy:

(a) Cancellation of Certain KU Energy Stock. Each share of Common Stock, no par value, of KU Energy (the "KU Energy Common Stock"), together with the associated purchase rights (the "KU Energy Rights") under the KU Energy Rights Agreement (as defined in Section 4.19), that is owned by KU Energy as treasury stock, by subsidiaries of KU Energy, by LG&E Energy or by any subsidiaries of LG&E Energy shall be cancelled and cease to exist.

(b) Conversion of KU Energy Common Stock. Each issued and outstanding share of KU Energy Common Stock together with the associated KU Energy Rights (other than shares cancelled pursuant to Section 2.1(a) and KU Energy Dissenting Shares (as hereinafter defined)), shall be cancelled and converted into the right to receive

1.67 (the "Exchange Ratio") fully paid and non-assessable shares of common stock, without par value, of LG&E Energy ("LG&E Energy Common Stock"), together with the associated purchase rights (the "LG&E Energy Rights") under the LG&E Energy Rights Agreement (as defined in Section 5.19). Upon such cancellation and conversion, each holder of a certificate formerly representing any such shares of KU Energy Common Stock and, prior to the Distribution Date (as defined in the KU Energy Rights Agreement), the associated KU Energy Rights shall cease to have any rights with respect thereto, except (i) the right to receive the shares of LG&E Energy Common Stock and LG&E Energy Rights to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 2.3 or (ii) the rights afforded pursuant to the KBCA and Section 2.2 hereof.

(c) No Change to LG&E Energy Common Stock. Each issued and outstanding share of LG&E Energy Common Stock (other than LG&E Energy Dissenting Shares (as defined in Section 2.2(b)), together with the LG&E Energy Rights, shall remain outstanding and shall continue to represent one fully paid and nonassessable share of LG&E Energy Common Stock together with the LG&E Energy Rights.

Section 2.2 Dissenting Shares.

(a) Shares of KU Energy Common Stock together with the associated KU Energy Rights held by any holder entitled to relief as a dissenter under Sections 271B.13-010 through 271B.13-310 of the KBCA (the "KU Energy Dissenting Shares") shall not be converted into the right to receive shares of LG&E Energy Common Stock and LG&E Energy Rights in accordance with Section 2.1(b) of this Agreement but shall be cancelled and converted into such consideration as may be due with respect to such shares pursuant to the applicable provisions of the KBCA unless and until the right of such holder to receive fair value for such KU Energy Dissenting Shares terminates in accordance with Sections 271B.13-230 or 271B.13-280 of the KBCA. If such right is terminated otherwise than by the purchase of such shares by LG&E Energy, then such shares shall cease to be KU Energy Dissenting Shares and shall represent the right to receive LG&E Energy Common Stock and LG&E Energy Rights, as provided in Section 2.1(b).

(b) Shares of LG&E Energy Common Stock together with the associated LG&E Energy Rights held by any holder entitled to relief as a dissenter under Sections 271B.13-010 through 271B.13-310 of the KBCA (the "LG&E Energy Dissenting Shares") shall not remain outstanding in accordance with Section 2.1(c) of this Agreement but shall be cancelled and converted into such consideration as may be due with respect to such shares pursuant to the applicable provisions of the KBCA unless and until the right of such holder to receive fair value for such LG&E Energy Dissenting Shares terminates in accordance with Sections 271B.13-230 or 271B.13-280 of the KBCA. If such right is terminated otherwise than by the purchase of such shares by LG&E Energy, then such shares shall cease to be LG&E Energy Dissenting Shares and shall continue to represent shares of LG&E Energy Common Stock and LG&E Energy Rights, as provided in Section 2.1(c).

Section 2.3 Exchange of Certificates.

(a) Deposit with Exchange Agent. As soon as practicable after the Effective Time, LG&E Energy shall deposit with a bank or trust company mutually agreeable to KU Energy and LG&E Energy (the "Exchange Agent"), certificates representing shares of LG&E Energy Common Stock and associated LG&E Energy Rights required to effect the exchanges referred to in Section 2.1, together with cash payable in respect of fractional shares pursuant to Section 2.3(d).

(b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of KU Energy Common Stock (and KU Energy Rights) (the "Certificates") that were converted (the "Converted Shares") into the right to receive shares of LG&E Energy Common Stock (and LG&E Energy Rights) (the "LG&E Energy Shares") pursuant to Section 2.1(b) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing LG&E Energy Shares. Upon surrender of a Certificate to the Exchange Agent for cancellation (or to such other agent or agents as may be appointed by agreement of LG&E Energy and KU Energy), together with a duly executed letter of transmittal and such other documents as the Exchange Agent may require, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole LG&E Energy Shares which such holder has the right to receive pursuant to the provisions of this Article II. In the event of a transfer of ownership of Converted Shares which is not registered in the transfer records of KU Energy, a certificate representing the proper number of LG&E Energy Shares may be issued to a transferee if the Certificate representing such Converted Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing LG&E Energy Shares and cash in lieu of any fractional shares of LG&E Energy Common Stock as contemplated by this Section 2.3.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the

Effective Time with respect to LG&E Energy Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the LG&E Energy Shares represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3(d) until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 2.3. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole LG&E Energy Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of LG&E Energy Common Stock to which such holder is entitled pursuant to Section 2.3(d) and the amount of dividends or other distributions with a record date after the Effective Time paid prior to the time of such surrender with respect to such whole LG&E Energy Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole LG&E Energy Shares.

(d) <u>No Fractional Securities</u>. Notwithstanding any other provision of this Agreement, no certificates or scrip representing fractional shares of LG&E Energy Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of LG&E Energy Common Stock. A holder of KU Energy Common Stock who would otherwise have been entitled to a fractional share of LG&E Energy Common Stock shall be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the average of the last reported sales price, regular way, per share of LG&E Energy Common Stock on the New York Stock Exchange ("NYSE") Composite Tape for the ten business days prior to and including the last business day prior to the day on which the Effective Time occurs.

(e) <u>Closing of Transfer Books</u>. From and after the Effective Time the stock transfer books of KU Energy shall be closed and no transfer of any capital stock of KU Energy or KU Energy Rights shall thereafter be made. If, after the Effective Time, Certificates are presented to KU Energy, they shall be cancelled and exchanged for certificates representing the appropriate number of LG&E Energy Shares, and/or cash payments in lieu of any fractional shares, as provided in Section 2.1 and in this Section 2.3.

(f) <u>Termination of Exchange Agent</u>. Any certificates representing LG&E Energy Shares deposited with the Exchange Agent pursuant to Section 2.3(a) and not exchanged within six months after the Effective Time pursuant to this Section 2.3 shall be returned by the Exchange Agent to the Company, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of six months from the Effective Time shall be returned to the Company, after which time any holder of unsurrendered Certificates shall look as a general creditor only to the Company for payment of such funds to which such holder may be due, subject to applicable law. Neither the Company nor the Exchange Agent shall be liable to any person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE III

THE CLOSING

Section 3.1 Closing. The closing of the Merger (the "Closing") shall take place at the offices of Gardner, Carton & Douglas, 321 North Clark Street, Chicago, Illinois at 10:00 A.M., local time, on the second business day immediately following the date on which the last of the conditions set forth in Article VIII hereof is fulfilled or waived, or at such other time and date or other place as LG&E Energy and KU Energy shall mutually agree in writing (the "Closing Date").

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF KU ENERGY

KU Energy represents and warrants to LG&E Energy as follows:

Section 4.1 Organization and Qualification. Except as set forth in Section 4.1 of the KU Energy Disclosure Schedule (as defined in Section 7.6(ii)), each of KU Energy and each KU Energy Subsidiary (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority, and has been duly authorized by all necessary approvals and orders, to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary. As used in this Agreement, (a) the term "subsidiary" of a person shall mean any corporation or other entity (including partnerships and other business associations) of which at least a majority of the outstanding capital stock, other voting securities or voting or other membership interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or entity shall at the time be held, directly or indirectly, by such person, (b) the term "KU Energy Subsidiary" shall mean those of the subsidiaries or partnership interests of KU Energy identified as KU Energy Subsidiaries in Section 4.2 of the KU Energy Disclosure Schedule and (c) the term "Direct Subsidiary" shall be deemed to mean KU Energy Subsidiaries or LG&E Energy Subsidiaries (as defined in Section 5.1), as the case may be.

Section 4.2 Subsidiaries. Section 4.2 of the KU Energy Disclosure Schedule sets forth a description as of the date hereof of all subsidiaries and joint ventures of KU Energy, including (a) the name of each such entity and KU Energy's interest therein, and (b) as to each KU Energy Subsidiary and KU Energy Joint Venture (as defined below), a brief description of the principal line or lines of business conducted by each such entity. Except as set forth in Section 4.2 of the KU Energy Disclosure Schedule, none of the KU Energy Subsidiaries is a "public utility company", a "holding company", a "subsidiary company" or an "affiliate" of any public utility company within the meaning of Section 2(a)(5), 2(a)(7), 2(a)(8) or 2(a)(11) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), respectively. Except as set forth in Section 4.2 of the KU Energy Disclosure Schedule, all of the issued and outstanding shares of capital stock of each KU Energy Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned, directly or indirectly, by KU Energy free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such KU Energy Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment. As used in this Agreement, (a) the term "joint venture" of a person shall mean any corporation or other entity (including partnerships and other business associations) that is not a subsidiary of such person, in which such person or one or more of its subsidiaries owns an equity, voting or other membership interest having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or entity, other than equity, voting or other membership interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or equity or other voting or membership interests of any such entity and (b) the term "KU Energy Joint Venture" shall mean those of the joint ventures of KU Energy or any KU Energy Subsidiary identified as a KU Energy Joint Venture in Section 4.2 of the KU Energy Disclosure Schedule. With respect to the subsidiaries and joint ventures of KU Energy that are not KU Energy Subsidiaries (the "KU Energy Unrestricted Subsidiaries"): (i) except as set forth in Section 4.2 of the KU Energy Disclosure Schedule, (A) neither KU Energy nor any KU

Energy Subsidiary is liable for any obligations or liabilities of any KU Energy Unrestricted Subsidiary as of the date of this Agreement, and (B) neither KU Energy nor any KU Energy Subsidiary is obligated to make any loans or capital contributions to, or to undertake any guarantees or obligations with respect to, KU Energy Unrestricted Subsidiaries as of the date of this Agreement, and (ii) the aggregate book value as of December 31, 1996, of KU Energy's investment in the KU Energy Unrestricted Subsidiaries was not in excess of $32 million.

Section 4.3 Capitalization. (a) The authorized capital stock of KU Energy consists of 160,000,000 shares of KU Energy Common Stock and 20,000,000 shares of KU Energy preferred stock, without par value ("KU Energy Preferred Stock"). As of the close of business on May 16, 1997, there were issued and outstanding 37,817,878 shares of KU Energy Common Stock and no shares of KU Energy Preferred Stock were outstanding. All of the issued and outstanding shares of the capital stock of KU Energy are, and any shares of KU Energy Common Stock issued pursuant to the KU Energy Stock Option Agreement will be, upon payment therefor in accordance with the terms of such agreement, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 4.3(a) of the KU Energy Disclosure Schedule, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating KU Energy or any of the KU Energy Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of KU Energy, or obligating KU Energy to grant, extend or enter into any such agreement or commitment, other than the KU Energy Rights and under the KU Energy Stock Option Agreement. Other than in connection with the KU Energy Stock Option Agreement, there are no outstanding stock appreciation rights of KU Energy which were not granted in tandem with a related stock option and no outstanding limited stock appreciation rights or other rights to redeem for cash options or warrants of KU Energy.

(b) The authorized capital stock of Kentucky Utilities Company, a Kentucky and Virginia corporation and wholly owned subsidiary of KU Energy ("KU"), consists of 80,000,000 shares of common stock, without par value ("KU Common Stock"), and 5,300,000 shares of preferred stock, without par value but with a maximum aggregate stated value of $200,000,000 ("KU Preferred Stock"), and 2,000,000 shares of preference stock, without par value ("KU Preference Stock"). As of the close of business on May 16, 1997 there were issued and outstanding 37,817,878 shares of KU Common Stock (all of which were owned by KU Energy), and 400,000 shares of KU Preferred Stock and no shares of KU Preference Stock. All of the issued and outstanding shares of the capital stock of KU are validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 4.3(b) of the KU Energy Disclosure Schedule, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating KU or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of KU, or obligating KU to grant, extend or enter into any such agreement or commitment. There are no outstanding stock appreciation rights of KU which were not granted in tandem with a related stock option and no outstanding limited stock appreciation rights or other rights to redeem for cash options or warrants of KU.

Section 4.4 <u>Authority; Non-Contravention; Statutory Approvals; Compliance</u>.

(a) <u>Authority</u>. KU Energy has all requisite corporate power and authority to enter into this Agreement and the KU Energy Stock Option Agreement, and, subject to the KU Energy Shareholders' Approval (as defined in Section 4.13) and the applicable KU Energy Required Statutory Approvals (as defined in Section 4.4(c)), to consummate the transactions contemplated hereby or thereby. The execution and delivery of this Agreement and the KU Energy Stock Option Agreement and the consummation by KU Energy of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of KU Energy, subject, in the case of this Agreement, to obtaining the KU Energy Shareholders' Approval. Each of this Agreement and the KU Energy Stock Option Agreement has been duly and validly executed and delivered by KU Energy and, assuming the due authorization, execution and delivery hereof and thereof by the other signatories hereto and thereto, constitutes the valid and binding obligation of KU Energy enforceable against it in accordance with its terms.

(b) <u>Non-Contravention</u>. Except as set forth in Section 4.4(b) of the KU Energy Disclosure Schedule, the execution and delivery of this Agreement and the KU Energy Stock Option Agreement by KU Energy do not, and the consummation of the transactions contemplated hereby or thereby will not, in any material respect, violate, conflict with, or result in a material breach of any provision of, or constitute a material default (with or without notice or lapse of time or both) under, or result in the termination or modification of, or accelerate the performance required by, or result in a right of termination, cancellation, or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any material lien, security interest, charge or encumbrance ("Liens") upon any of the properties or assets of KU Energy or any of the KU Energy Subsidiaries or KU Energy Joint Ventures (any such violation, conflict, breach, default, right of termination, modification, cancellation or acceleration, loss of a material benefit or creation of a Lien, a "Violation" with respect to KU Energy, such term when used in Article V having a correlative meaning with respect to LG&E Energy) pursuant to any provisions of (i) the articles of incorporation, bylaws or similar governing documents of KU Energy or any of the KU Energy Subsidiaries or the KU Energy Joint Ventures, (ii) subject to obtaining the KU Energy Required Statutory Approvals and the receipt of the KU Energy Shareholders' Approval, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority (as defined in Section 4.4(c)) applicable to KU Energy or any of the KU Energy Subsidiaries or the KU Energy Joint Ventures or any of their respective properties or assets or (iii) subject to obtaining the third-party consents set forth in Section 4.4(b) of the KU Energy Disclosure Schedule (the "KU Energy Required Consents"), any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which KU Energy or any of the KU Energy Subsidiaries or KU Energy Joint Ventures is a party or by which it or any of its properties or assets may be bound or affected.

(c) Statutory Approvals. No declaration, filing or registration with, or notice to or authorization, consent or approval of, any court, federal, state, local or foreign governmental or regulatory body (including a stock exchange or other self-regulatory body) or authority (each, a "Governmental Authority") is necessary for the execution and delivery of this Agreement or the KU Energy Stock Option Agreement by KU Energy or the consummation by KU Energy of the transactions contemplated hereby or thereby, except as described in Section 4.4(c) of the KU Energy Disclosure Schedule (the "KU Energy Required Statutory Approvals", it being understood that references in this Agreement to "obtaining" such KU Energy Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

(d) Compliance. Except as set forth in Section 4.4(d), Section 4.10 or Section 4.11 of the KU Energy Disclosure Schedule, or as disclosed in the KU Energy SEC Reports (as defined in Section 4.5) filed prior to the date hereof, neither KU Energy nor any of the KU Energy Subsidiaries nor, to the knowledge of KU Energy, any KU Energy Joint Venture, is in material violation of, is under investigation with respect to any material violation of, or has been given notice or been charged with any material violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority. Except as set forth in Section 4.4(d) of the KU Energy Disclosure Schedule or in Section 4.11 of the KU Energy Disclosure Schedule, KU Energy and the KU Energy

Subsidiaries and KU Energy Joint Ventures have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted in all material respects. Except as set forth in Section 4.4(d) of the KU Energy Disclosure Schedule, neither KU Energy nor any of the KU Energy Subsidiaries nor, to the knowledge of KU Energy, any KU Energy Joint Venture, is in material breach or violation of or in material default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a material default under, (i) its articles of incorporation or bylaws or (ii) any material contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which it is bound or to which any of its property is subject.

Section 4.5 Reports and Financial Statements. Except as set forth in Section 4.5 of the KU Energy Disclosure Schedule, the filings required to be made by KU Energy and the KU Energy Subsidiaries since January 1, 1991 under the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the 1935 Act, the Federal Power Act, as amended (the "Power Act"), and applicable state public utility laws and regulations have been filed with the Securities and Exchange Commission (the "SEC"), the Federal Energy Regulatory Commission (the "FERC") or the appropriate state public utilities commission, as the case may be, including all forms, statements, declarations, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statute and the rules and regulations thereunder. KU Energy has made available to LG&E Energy a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by KU Energy with the SEC since January 1, 1993 (as such documents have since the time of their filing been amended, the "KU Energy SEC Reports"). As of their respective dates, the KU Energy SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of KU Energy included in the KU Energy SEC Reports (collectively, the "KU Energy Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10 Q of the SEC) and fairly present the consolidated financial position of KU Energy as of the dates included therein and the consolidated results of its operations and cash flows for the periods then ended. True, accurate and complete copies of the amended and restated articles of incorporation and by laws of KU Energy, as in effect on the date hereof, have been made available to LG&E Energy.

Section 4.6 Absence of Certain Changes or Events. Except as disclosed in the KU Energy SEC Reports filed prior to the date hereof or as set forth in Section 4.6 of the KU Energy Disclosure Schedule, from December 31, 1996, KU Energy and each of the KU Energy Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice and there has not been, and no fact or condition exists which would have or, insofar as reasonably can be foreseen, could have, a material adverse effect on the business, assets, financial condition, results of operations or prospects of KU Energy and its subsidiaries taken as a whole (a "KU Energy Material Adverse Effect").

Section 4.7 Litigation. Except as disclosed in the KU Energy SEC Reports filed prior to the date hereof or as set forth in Section 4.7, Section 4.9 or Section 4.11 of the KU Energy Disclosure Schedule, (i) there are no material claims, suits, actions or proceedings, pending or, to the knowledge of KU Energy, threatened, nor are there, to the knowledge of KU Energy, any material investigations or reviews pending or threatened against, relating to or affecting KU Energy or any of the KU Energy Subsidiaries, (ii) there have not been any significant developments since December 31, 1996 with respect to such disclosed claims, suits, actions, proceedings, investigations or reviews and (iii) there are no material judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to KU Energy or any of the KU Energy Subsidiaries.

Section 4.8 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of KU Energy for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC in connection with the issuance of shares of LG&E Energy Common Stock in the Merger (the "Registration Statement") will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the joint proxy statement, in definitive form, relating to the meetings of LG&E Energy and KU Energy shareholders to be held in connection with the Merger (the "Proxy Statement") will not, at the dates mailed to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Proxy Statement, insofar as they relate to KU Energy or any KU Energy Subsidiary, will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 4.9 Tax Matters. As used in this Agreement, "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes. "Tax Return", as used in this Agreement, means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes KU Energy or any of its subsidiaries, or LG&E Energy or any of its subsidiaries, as the case may be.

Except as set forth in Section 4.9 of the KU Energy Disclosure Schedule:

(a) Filing of Timely Tax Returns. KU Energy and each of the KU Energy Subsidiaries have filed (or there has been filed on its behalf) all material Tax Returns required to be filed by each of them under applicable law. All such Tax Returns were and are in all material respects true, complete and correct and filed on a timely basis.

(b) Payment of Taxes. KU Energy and each of the KU Energy Subsidiaries have, within the time and in the manner prescribed by law, paid all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

(c) Deferred Income Taxes. KU Energy and the KU Energy Subsidiaries have accounted for deferred income taxes in accordance with GAAP.

(d) Tax Liens. There are no Tax liens upon the assets of KU Energy or any of the KU Energy Subsidiaries except liens for Taxes not yet due.

(e) Withholding Taxes. KU Energy and each of the KU Energy Subsidiaries have complied in all material respects with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld and paid over to the proper governmental authorities all amounts required with respect to any employee, independent contractor, creditor, stockholder or other third party.

(f) Extensions of Time for Filing Tax Returns. Neither KU Energy nor any of the KU Energy Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(g) Waivers of Statute of Limitations. Neither KU Energy nor any of the KU Energy Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

(h) Expiration of Statute of Limitations. The statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns of KU Energy and each of the KU Energy Subsidiaries or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof, and no deficiency for any Taxes has been proposed, asserted or assessed against KU Energy or any of the KU Energy Subsidiaries that has not been resolved and paid in full.

(i) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of KU Energy or any of the KU Energy Subsidiaries. No issue has been raised by any tax authority that could, by application of the same or similar principles, reasonably be expected to result in a material adjustment to any Taxes or Tax Returns of KU Energy and the KU Energy Subsidiaries in any subsequent period.

(j) Powers of Attorney. No power of attorney currently in force has been granted by KU Energy or any of the KU Energy Subsidiaries concerning any Tax matter.

(k) Tax Rulings. Neither KU Energy nor any of the KU Energy Subsidiaries has received a Tax Ruling (as defined below) or entered into a Closing Agreement (as defined below) with any taxing authority that would have a continuing adverse effect after the Closing Date. "Tax Ruling", as used in this Agreement, shall mean a written ruling of a taxing authority relating to Taxes. "Closing Agreement", as used in this Agreement, shall mean a written and legally binding agreement with a taxing authority relating to Taxes.

(l) Availability of Tax Returns. KU Energy has made available to LG&E Energy complete and accurate copies of (i) all Tax Returns, and any amendments thereto, filed by KU Energy or any of the KU Energy Subsidiaries since January 1, 1992, (ii) all audit reports received from any taxing authority relating to any Tax Return filed by KU Energy or any of the KU Energy Subsidiaries and (iii) any Closing Agreements entered into by KU Energy or any of the KU Energy Subsidiaries with any taxing authority.

(m) Tax Sharing Agreements. Neither KU Energy nor any KU Energy Subsidiary is a party to any agreement relating to the allocation, indemnification, or sharing of Taxes. None of KU Energy and the KU Energy Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was KU Energy).

(n) Liability for Others. Neither KU Energy nor any of the KU Energy Subsidiaries has any liability for Taxes of any person other than KU Energy and the KU Energy Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, (ii) by contract or (iii) otherwise.

(o) Code § 341(f). Neither KU Energy nor any of the KU Energy Subsidiaries has filed (or will file prior to the Closing) a consent pursuant to Code § 341(f) or has agreed to have Code § 341(f)(2) apply to any disposition of a subsection (f) asset (as that term is defined in Code § 341(f)(4)) owned by KU Energy or any of the KU Energy Subsidiaries.

(p) Code § 168. No property of KU Energy or any of the KU Energy Subsidiaries is property that KU Energy or any such subsidiary or any party to this transaction is or will be required to treat as being owned by another person pursuant to the provisions of Code § 168(f)(8) (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Code § 168.

(q) Code § 481 Adjustments. Neither KU Energy nor any of the KU Energy Subsidiaries is required to include in income any adjustment pursuant to Code § 481(a) by reason of a voluntary change in accounting method initiated by KU Energy or any of the KU Energy Subsidiaries, and to the best of the knowledge of KU Energy, the Internal Revenue Service (the "IRS") has not proposed any such adjustment or change in accounting method.

(r) Acquisition Indebtedness. No indebtedness of KU Energy or any of the KU Energy Subsidiaries is "corporate acquisition indebtedness" within the meaning of Code § 279(b).

(s) Intercompany Transactions. Neither KU Energy nor any of the KU Energy Subsidiaries has engaged in any intercompany transactions within the meaning of Treasury

Regulations § 1.1502-13 for which any income remains unrecognized as of the close of the last taxable year prior to the Closing Date.

Section 4.10 Employee Matters; ERISA. Except as set forth in the KU Energy SEC Reports (other than with respect to Section 4.10(a) below) or in Section 4.10 of the KU Energy Disclosure Schedule and except as could not, individually or in the aggregate, reasonably be expected to have a KU Energy Material Adverse Effect:

(a) Benefit Plans. Section 4.10(a) of the KU Energy Disclosure Schedule contains a true and complete list of each employee benefit plan, program or arrangement, including, but not limited to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained or contributed to by KU Energy, any of the KU Energy Subsidiaries or any other entity which would be treated under Section 414 of the Code as a single employer with KU Energy (collectively, with KU Energy Subsidiaries, a "KU Energy Commonly Controlled Entity") for the benefit of any current or former employee, officer or director or their dependents or beneficiaries (collectively, the "KU Energy Plans") and each employment, consulting, severance, change-in-control, termination, compensation, collective bargaining or indemnification agreement, arrangement or understanding between KU Energy or any of the KU Energy Commonly Controlled Entities (or by which they are bound) and any current or former employee, officer or director of KU Energy or any of the KU Energy Subsidiaries (collectively, the "KU Energy Employment Arrangements"). None of the KU Energy Plans is a multiemployer plan within the meaning of ERISA.

(b) Qualification; Compliance. Each KU Energy Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such KU Energy Plan. Each KU Energy Plan and each KU Energy Employment Arrangement has been operated in all respects in accordance with its terms and the requirements of applicable laws, rules and regulations. There are no pending or, to the knowledge of KU Energy, threatened or anticipated claims under or with respect to any KU Energy Plan or KU Energy Employment Arrangement by or on behalf of any current employee, officer or director, or dependent or beneficiary thereof, or otherwise (other than routine claims for benefits).

(c) Liabilities. Neither KU Energy nor any of the KU Energy Commonly Controlled Entities has incurred any direct or indirect liability under, arising out of or by operation of Title IV of ERISA (other than for premium payments and contributions in the ordinary course of business), and no fact or event exists that could reasonably be expected to give rise to any such liability. The aggregate accumulated benefit obligations of each KU Energy Plan subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such KU Energy Plan) do not exceed the fair market value of the assets of such Plan (as of the date of such valuation). KU Energy and each of the KU Energy Commonly Controlled Entities have not incurred any liability under, and have complied in all respects with, the Worker Adjustment Retraining Notification Act, and no fact or event exists that could give rise to liability under such act. All contributions and other payments required to be made for any period through the date hereof, by KU Energy or any KU Energy Commonly Controlled Entity, to any KU Energy Plan or KU Energy Employment Agreement (or to any person pursuant to the terms thereof) have been timely made or paid in full, or, to the extent not required to be made or paid on or before the date hereof, have been reflected in the KU Energy Financial Statements.

(d) Welfare Plans. None of the KU Energy Plans or KU Energy Employment Arrangements promises or provides retiree medical or life insurance benefits to any person, except as otherwise required by law in the applicable jurisdiction and, outside of the United States, in accordance with local law, custom and practice.

(e) Documents Made Available. KU Energy has made available to LG&E Energy a true and correct copy of each KU Energy Employment Arrangement to which KU Energy or any of the KU Energy Commonly Controlled Entities is a party or under which KU Energy or any of the KU Energy Commonly Controlled Entities has obligations and, with respect to each KU Energy Plan, where applicable, (i) such plan and the most recent summary plan description, (ii) the most recent annual report filed with the IRS, (iii) each related trust agreement, insurance contract, service provider or investment management agreement (including all amendments to each such document), (iv) the most recent determination of the IRS with respect to the qualified status of such KU Energy Plan, and (v) the most recent actuarial report or valuation.

(f) Payments Resulting from the Merger. No KU Energy Plan or KU Energy Employment Arrangement exists which could result in the payment to any current, former or future director or employee of KU Energy, any KU Energy Commonly Controlled Entity or to any trustee under any "rabbi trust" or similar arrangement of any money or other property or rights or accelerate, vest or provide any other rights or benefits to or in any such employee or director as a result of the consummation, announcement of or other action relating to the transactions contemplated by this Agreement, whether or not such payment, acceleration, vesting or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code) or whether or not some other subsequent action or event would be required to cause such payment, acceleration, vesting or provision to be triggered.

(g) Labor Agreements. Neither KU Energy nor any of the KU Energy Subsidiaries is a party to any collective bargaining agreement. Since January 1, 1993, neither KU Energy nor any of the KU Energy Subsidiaries has had any employee strikes, work stoppages, slowdowns or lockouts or received any requests for certifications of bargaining units or any other requests for collective bargaining. There is no unfair labor practice, employment discrimination or other complaint against KU Energy or any of the KU Energy Subsidiaries pending or, to the best knowledge of KU Energy, threatened.

Section 4.11 Environmental Protection. Except as set forth in Section 4.11 of the KU Energy Disclosure Schedule or in the KU Energy SEC Reports filed prior to the date hereof:

(a) Compliance. KU Energy and each of the KU Energy Subsidiaries are in material compliance with all applicable Environmental Laws (as defined in Section 4.11(g)(ii)); and neither KU Energy nor any of the KU Energy Subsidiaries has received any communication (written or oral) from any person or Governmental Authority that asserts that KU Energy or any of the KU Energy Subsidiaries is not or has not been in material compliance with applicable Environmental Laws, except for communications with respect to such matters as have been fully and finally resolved or as to which no material obligation of KU Energy remains.

(b) Environmental Permits. KU Energy and each of the KU Energy Subsidiaries have obtained or have timely applied for all material environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") necessary for the construction of their facilities or the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and KU Energy and the KU Energy Subsidiaries are in material compliance with all terms and conditions of the Environmental Permits and KU Energy reasonably believes that any transfer, renewal or reapplication for any Environmental Permit required as a result of the Merger can be accomplished in the ordinary course of business.

(c) Environmental Claims. To the best knowledge of KU Energy, there is no material Environmental Claim (as defined in Section 4.11(g)(i)) pending (i) against KU Energy or any of the KU Energy Subsidiaries or KU Energy Joint Ventures, or (ii) against any real or personal property or operations which KU Energy or any of the KU Energy Subsidiaries owns, leases or manages, in whole or in part.

(d) Releases. KU Energy has no knowledge of any Releases (as defined in Section 4.11(g)(iv)) of any Hazardous Material (as defined in Section 4.11(g)(iii)) that would be reasonably likely to form the basis of any material Environmental Claim against KU Energy or any of the KU Energy Subsidiaries.

(e) Predecessors. KU Energy has no knowledge of any material Environmental Claim pending or threatened, or of any Release of Hazardous Materials or other circumstances that would be reasonably likely to form the basis of any material Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of KU Energy or any of the KU Energy Subsidiaries) whose liability KU Energy or any of the KU Energy Subsidiaries has or may have retained or assumed either contractually or by operation of law or against any real or personal property which KU Energy or any of the KU Energy Subsidiaries formerly owned, leased or managed, in whole or in part.

(f) Disclosure. To KU Energy's best knowledge, KU Energy has disclosed to LG&E Energy all material facts which KU Energy reasonably believes (i) relate to the cost of KU Energy pollution control equipment currently required or known to be required in the future; (ii) relate to the cost that KU Energy reasonably expects to incur to comply with the requirements of the Clean Air Act Amendments of 1990; (iii) relate to current KU Energy remediation costs or KU Energy remediation costs known to be required in the future (including, without limitation, any payments to resolve any threatened or asserted Environmental Claim for remediation costs); or (iv) form the basis of any other material Environmental Claim affecting KU Energy.

(g) As used in this Agreement:

(i) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any person or entity (including any Governmental Authority) alleging potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resource damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by KU Energy or any of the KU Energy Subsidiaries or KU Energy Joint Ventures (for purposes of this Section 4.11), or by LG&E Energy or any of the LG&E Energy Subsidiaries or LG&E Energy Joint Ventures (for purposes of Section 5.11); or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials.

(ii) "Environmental Laws" means all federal, state and local statutes, codes, laws, ordinances, rules, regulations and other enforceable standards (including without limitation common law), relating to pollution, the environment (including, without limitation, indoor and ambient air, surface water, groundwater, land surface or subsurface strata, land-use planning, and species protection) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(iii) "Hazardous Materials" means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls ("PCBs"); and (b) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", or words of similar import, under any Environmental Law; and (c) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which KU Energy or any of the KU Energy Subsidiaries or KU Energy Joint Ventures operates (for purposes of this Section 4.11) or in which LG&E Energy or any of the LG&E Energy Subsidiaries or LG&E Energy Joint Ventures operates (for purposes of Section 5.11).

(iv) "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the atmosphere, soil, surface water, ground water or property.

Section 4.12 Regulation as a Utility. KU Energy is an exempt public utility holding company under Section 3(a)(1) of the 1935 Act. KU is regulated as a public utility in the Commonwealth of Kentucky, the Commonwealth of Virginia, may be subject to regulation as a public utility in the State of Tennessee and is not subject to regulation as a public utility in any other state or commonwealth. Except as set forth in the immediately preceding sentence or in Section 4.12 of the KU Energy Disclosure Schedule, neither KU Energy nor any "subsidiary company" or "affiliate" (as those terms are defined in the 1935 Act) of KU Energy is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States or any foreign country.

Section 4.13 Vote Required. The approval of the Merger by a majority of all the votes entitled to be cast by all holders of KU Energy Common Stock (the "KU Energy Shareholders' Approval") is the only vote of the holders of any class or series of the capital stock of KU Energy or any of its subsidiaries required to approve this Agreement, the Merger and the other transactions contemplated hereby. No vote of the shareholders of KU Energy or any of its subsidiaries is required to approve the KU Energy Stock Option Agreement.

Section 4.14 Accounting Matters. Neither KU Energy, any KU Energy Subsidiary nor, to KU Energy's best knowledge, any of its affiliates has taken or agreed to take any action that would prevent the Company from accounting for the transactions to be effected pursuant to this Agreement as a pooling of interests in accordance with GAAP and applicable SEC regulations. As used in this Agreement (except as specifically otherwise defined), the term "affiliate", except where otherwise defined herein, shall mean, as to any person, any other person which directly or indirectly controls, or is under common control with, or is controlled by, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

Section 4.15 Non-applicability of Certain Kentucky Law. Except as set forth in Section 4.4(c) of the KU Energy Disclosure Schedule, assuming that the representation and warranty of LG&E Energy made in Section 5.18 is correct, none of the requirements relating to certain business combinations of Sections 271B.12-200 through 271B.12-230 of the KBCA or any similar provisions of the KBCA (or, to the best knowledge of KU Energy, any other similar state statute) is applicable to the transactions contemplated by this Agreement, including the granting of the KU Energy Stock Option pursuant to the KU Energy Stock Option Agreement or the exercise thereof.

Section 4.16 Opinion of Financial Advisor. On May 20, 1997, Goldman, Sachs & Co., delivered its opinion to the effect that, as of the date thereof, the Exchange Ratio is fair to the holders of KU Energy Common Stock.

Section 4.17 Insurance. Except as set forth in Section 4.17 of the KU Energy Disclosure Schedule, KU Energy and each of the KU Energy Subsidiaries are, and have been continuously since January 1, 1991, insured with financially responsible insurers in such amounts and against such risks and losses as are customary in all material respects for companies conducting the business as conducted by KU Energy and the KU Energy Subsidiaries during such time period. Except as set forth in Section 4.17 of the KU Energy Disclosure Schedule, neither KU Energy nor any of the KU Energy Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of KU Energy or any of the KU Energy Subsidiaries. The insurance policies of KU Energy and each of the KU Energy Subsidiaries are valid and enforceable policies in all material respects.

Section 4.18 Ownership of LG&E Energy Common Stock. Except pursuant to the terms of the LG&E Energy Stock Option Agreement and as set forth in Section 4.18 of the KU Energy Disclosure Schedule, KU Energy does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of LG&E Energy Common Stock.

Section 4.19 KU Energy Rights Agreement. KU Energy and the Board of Directors of KU Energy have taken all necessary action so that none of the execution of this Agreement, the KU Energy Stock Option Agreement and the consummation of the transactions contemplated hereby or thereby will (i) cause any KU Energy Rights issued pursuant to the Rights Agreement, dated as of January 27, 1992, between KU Energy and Illinois Stock Transfer Company, as rights agent (the "KU Energy Rights Agreement") to become exercisable, (ii) cause LG&E Energy or any of its Affiliates (as defined in the KU Energy Rights Agreement) to be an Acquiring Person (as defined in the KU Energy Rights Agreement) or give rise to a Distribution Date or Triggering Event (as each such term is defined in the KU Energy Rights Agreement). KU Energy has delivered to LG&E Energy a complete and correct copy of the KU Energy Rights Agreement as amended and supplemented to the date of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF LG&E ENERGY

LG&E Energy represents and warrants to KU Energy as follows:

Section 5.1 Organization and Qualification. Except as set forth in Section 5.1 of the LG&E Energy Disclosure Schedule (as defined in Section 7.6(i)), each of LG&E Energy and each LG&E Energy Subsidiary (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority, and has been duly authorized by all necessary approvals and orders to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary. As used in this Agreement, the term: (a) "LG&E Energy Subsidiary" shall mean those of the subsidiaries or partnership interests of LG&E Energy identified as LG&E Energy Subsidiaries in Section 5.2 of the LG&E Energy Disclosure Schedule; and (b) "LG&E Energy Joint Venture" shall mean those of the joint ventures of LG&E Energy or any LG&E Energy Subsidiary identified as a LG&E Energy Joint Venture in Section 5.2 of the LG&E Energy Disclosure Schedule.

Section 5.2 Subsidiaries. Section 5.2 of the LG&E Energy Disclosure Schedule sets forth a description as of the date hereof of all subsidiaries and joint ventures of LG&E Energy, including (a) the name of each such entity and LG&E Energy's interest therein, and (b) as to each LG&E Energy Subsidiary and LG&E Energy Joint Venture, a brief description of the principal line or lines of business conducted by each such entity. Except as set forth in Section 5.2 of the LG&E Energy Disclosure Schedule, none of the LG&E Energy Subsidiaries is a "public utility company", a "holding company", a "subsidiary company" or an "affiliate" of any public utility company within the meaning of Section 2(a)(5), 2(a)(7), 2(a)(8) or 2(a)(11) of the 1935 Act, respectively. Except as set forth in Section 5.2 of the LG&E Energy Disclosure Schedule, all of the issued and outstanding shares of capital stock of each LG&E Energy Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned, directly or indirectly, by LG&E Energy free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such LG&E Energy Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment. With respect to the subsidiaries and joint ventures of LG&E Energy that are not LG&E Energy Subsidiaries (the "LG&E Energy Unrestricted Subsidiaries"): (i) except as set forth in Section 5.2 of the LG&E Energy Disclosure Schedule, (A) neither LG&E Energy nor any LG&E Energy Subsidiary is liable for any obligations or liabilities of any LG&E Energy Unrestricted Subsidiary as of the date of this Agreement, and (B) neither LG&E Energy nor any LG&E Energy Subsidiary is obligated to make any loans or capital contributions to, or to undertake any guarantees or obligations with respect to, LG&E Energy Unrestricted Subsidiaries as of the date of this Agreement, and (ii) the aggregate book value as of December 31, 1996, of LG&E Energy's investment in the LG&E Energy Unrestricted Subsidiaries was not in excess of $225 million.

Section 5.3 Capitalization. (a) The authorized capital stock of LG&E Energy consists of 125,000,000 shares of LG&E Energy Common Stock and 5,000,000 shares of LG&E Energy preferred stock, without par value ("LG&E Energy Preferred Stock"). As of the close of business on May 16, 1997, there were issued and outstanding 66,484,875 shares of LG&E Energy Common Stock and no shares of LG&E Energy Preferred Stock were outstanding. All of the issued and outstanding shares of the capital stock of LG&E Energy are, and any shares of LG&E Energy Common Stock issued pursuant to the LG&E Energy Stock Option Agreement will be, upon payment therefor in accordance with the terms of such agreement, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 5.3(a) of the LG&E Energy Disclosure Schedule, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating LG&E Energy or any of the LG&E Energy Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of LG&E Energy, or obligating LG&E Energy to grant, extend or enter into any such agreement or commitment, other than the LG&E Energy Rights and under the LG&E Energy Stock Option Agreement. Other than in connection with the LG&E Energy Stock Option Agreement, there are no outstanding stock appreciation rights of LG&E Energy which were not granted in tandem with a related stock option and no outstanding limited stock appreciation rights or other rights to redeem for cash options or warrants of LG&E Energy.

(b) The authorized capital stock of Louisville Gas and Electric Company, a Kentucky corporation and wholly owned subsidiary of LG&E Energy ("LG&E"), consists of 75,000,000 shares of common stock, without par value ("LG&E Common Stock"), and 1,720,000 shares of preferred stock, par value $25 per share, and 6,750,000 shares of preferred stock without par value (collectively, "LG&E Preferred Stock"). As of the close of business on May 16, 1997 there were issued and outstanding 21,294,223 shares of LG&E Common Stock (all of which were owned by LG&E Energy) and 1,610,287 shares of LG&E Preferred Stock. All of the issued and outstanding shares of the capital stock of LG&E are validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 5.3(b) of the LG&E Energy Disclosure Schedule, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating LG&E or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of LG&E, or obligating LG&E to grant, extend or enter into any such agreement or commitment. There are no outstanding stock appreciation rights of LG&E which were not granted in tandem with a related stock option and no outstanding limited stock appreciation rights or other rights to redeem for cash options or warrants of LG&E.

Section 5.4 Authority; Non-Contravention; Statutory Approvals; Compliance.

(a) Authority. LG&E Energy has all requisite corporate power and authority to enter into this Agreement and the LG&E Energy Stock Option Agreement, and, subject to the LG&E Energy Shareholders' Approval (as defined in Section 5.13) and the applicable LG&E Energy Required Statutory Approvals (as defined in Section 5.4(c)), to consummate the transactions contemplated hereby or thereby. The execution and delivery of this Agreement and the LG&E Energy Stock Option Agreement and the consummation by LG&E Energy of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of LG&E Energy, subject, in the case of this Agreement, to obtaining the LG&E Energy Shareholders' Approval, and the Merger has been approved in accordance with Section 3(a) of Paragraph C of Article Seventh of the Articles of Incorporation of LG&E Energy. Each of this Agreement and the LG&E Energy Stock Option Agreement has been duly and validly executed and delivered by LG&E Energy and, assuming the due authorization, execution and delivery hereof and thereof by the other signatories hereto and thereto, constitutes the valid and binding obligation of LG&E Energy enforceable against it in accordance with its terms.

(b) Non-Contravention. Except as set forth in Section 5.4(b) of the LG&E Energy Disclosure Schedule, the execution and delivery of this Agreement and the LG&E Energy Stock Option Agreement by LG&E Energy do not, and the consummation of the transactions contemplated hereby or thereby will not, result in a material Violation pursuant to any provisions of (i) the articles of incorporation, by laws or similar governing documents of LG&E

Energy or any of the LG&E Energy Subsidiaries or the LG&E Energy Joint Ventures, (ii) subject to obtaining the LG&E Energy Required Statutory Approvals and the receipt of the LG&E Energy Shareholders' Approval, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to LG&E Energy or any of the LG&E Energy Subsidiaries or the LG&E Energy Joint Ventures or any of their respective properties or assets or (iii) subject to obtaining the third-party consents set forth in Section 5.4(b) of the LG&E Energy Disclosure Schedule (the "LG&E Energy Required Consents"), any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which LG&E Energy or any of the LG&E Energy Subsidiaries or LG&E Energy Joint Ventures is a party or by which it or any of its properties or assets may be bound or affected.

(c) <u>Statutory Approvals</u>. No declaration, filing or registration with, or notice to or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement or the LG&E Energy Stock Option Agreement by LG&E Energy or the consummation by LG&E Energy of the transactions contemplated hereby or thereby, except as described in Section 5.4(c) of the LG&E Energy Disclosure Schedule (the "LG&E Energy Required Statutory Approvals", it being understood that references in this Agreement to "obtaining" such LG&E Energy Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

(d) <u>Compliance</u>. Except as set forth in Section 5.4(d), Section 5.10 or Section 5.11 of the LG&E Energy Disclosure Schedule, or as disclosed in the LG&E Energy SEC Reports (as defined in Section 5.5) filed prior to the date hereof, neither LG&E Energy nor any of the LG&E Energy Subsidiaries nor, to the knowledge of LG&E Energy, any LG&E Energy Joint Venture, is in material violation of, is under investigation with respect to any material violation of, or has been given notice or been charged with any material violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority. Except as set forth in Section 5.4(d) of the LG&E Energy Disclosure Schedule or in Section 5.11 of the LG&E Energy Disclosure Schedule, LG&E Energy and the LG&E Energy Subsidiaries and LG&E Energy Joint Ventures have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted in all material respects. Except as set forth in Section 5.4(d) of the LG&E Energy Disclosure Schedule, neither LG&E Energy nor any of the LG&E Energy Subsidiaries nor, to the knowledge of LG&E Energy, any LG&E Energy Joint Venture, is in material breach or violation of or in material default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a material default under, (i) its articles of incorporation or bylaws or (ii) any material contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which it is bound or to which any of its property is subject.

Section 5.5 Reports and Financial Statements. Except as set forth in Section 5.4(d) of the LG&E Energy Disclosure Schedule, the filings required to be made by LG&E Energy and the LG&E Energy Subsidiaries since January 1, 1991 under the Securities Act, the Exchange Act, the 1935 Act, the Power Act and applicable state public utility laws and regulations have been filed with the SEC, the FERC or the appropriate state public utilities commission, as the case may be, including all forms, statements, declarations, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statute and the rules and regulations thereunder. LG&E Energy has made available to KU Energy a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by LG&E Energy with the SEC since January 1, 1993 (as such documents have since the time of their filing been amended, the "LG&E Energy SEC Reports"). As of their respective dates, the LG&E Energy SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of LG&E Energy included in the LG&E Energy SEC Reports (collectively, the "LG&E Energy Financial Statements") have been prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present the consolidated financial position of LG&E Energy as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. True, accurate and complete copies of LG&E Energy's restated articles of incorporation and bylaws of LG&E Energy as in effect on the date hereof have been made available to KU Energy.

Section 5.6 Absence of Certain Changes or Events. Except as disclosed in the LG&E Energy SEC Reports filed prior to the date hereof or as set forth in Section 5.6 of the LG&E Energy Disclosure Schedule, from December 31, 1996, LG&E Energy and each of the LG&E Energy Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice and there has not been, and no fact or condition exists which would have or, insofar as reasonably can be foreseen, could have, a material adverse effect on the business, assets, financial condition, results of operations or prospects of LG&E Energy and its subsidiaries taken as a whole (a "LG&E Energy Material Adverse Effect").

Section 5.7 Litigation. Except as disclosed in the LG&E Energy SEC Reports filed prior to the date hereof or as set forth in Section 5.7, Section 5.9 or Section 5.11 of the LG&E Energy Disclosure Schedule, (i) there are no material claims, suits, actions or proceedings, pending or, to the knowledge of LG&E Energy, threatened, nor are there, to the knowledge of LG&E Energy, any material investigations or reviews pending or threatened against, relating to or affecting LG&E Energy or any of the LG&E Energy Subsidiaries, (ii) there have not been any significant developments since December 31, 1996 with respect to such disclosed claims, suits, actions, proceedings, investigations or reviews and (iii) there are no material judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to LG&E Energy or any of the LG&E Energy Subsidiaries.

Section 5.8 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of LG&E Energy for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will not, at the dates mailed to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Proxy Statement, insofar as they relate to LG&E Energy or any LG&E Energy Subsidiary, will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 5.9 Tax Matters. Except as set forth in Section 5.9 of the LG&E Energy Disclosure Schedule:

(a) Filing of Timely Tax Returns. LG&E Energy and each of the LG&E Energy Subsidiaries have filed (or there has been filed on its behalf) all material Tax Returns required to be filed by each of them under applicable law. All such Tax Returns were and are in all material respects true, complete and correct and filed on a timely basis.

(b) Payment of Taxes. LG&E Energy and each of the LG&E Energy Subsidiaries have, within the time and in the manner prescribed by law paid all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

(c) Deferred Income Taxes. LG&E Energy and the LG&E Energy Subsidiaries have accounted for deferred income taxes in accordance with GAAP.

(d) Tax Liens. There are no Tax liens upon the assets of LG&E Energy or any of the LG&E Energy Subsidiaries except liens for Taxes not yet due.

(e) Withholding Taxes. LG&E Energy and each of the LG&E Energy Subsidiaries have complied in all material respects with the provisions of the Code relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld and paid over to the proper governmental authorities all amounts required with respect to any employee, independent contractor, creditor, stockholder or other third party.

(f) Extensions of Time for Filing Tax Returns. Neither LG&E Energy nor any of the LG&E Energy Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(g) Waivers of Statute of Limitations. Neither LG&E Energy nor any of the LG&E Energy Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

(h) Expiration of Statute of Limitations. The statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns of LG&E Energy and each of the LG&E Energy Subsidiaries or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof, and no deficiency for any Taxes has been proposed, asserted or assessed against LG&E Energy or any of the LG&E Energy Subsidiaries that has not been resolved and paid in full.

(i) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of LG&E Energy or any of the LG&E Energy Subsidiaries. No issue has been raised by any tax authority that could, by application of the same or similar principles, reasonably be expected to result in a material adjustment to any Taxes or Tax Returns of LG&E Energy and the LG&E Energy Subsidiaries in any subsequent period.

(j) Powers of Attorney. No power of attorney currently in force has been granted by LG&E Energy or any of the LG&E Energy Subsidiaries concerning any Tax matter.

(k) Tax Rulings. Neither LG&E Energy nor any of the LG&E Energy Subsidiaries has received a Tax Ruling or entered into a Closing Agreement with any taxing authority that would have a continuing adverse effect after the Closing Date.

(l) Availability of Tax Returns. LG&E Energy has made available to KU Energy complete and accurate copies of (i) all Tax Returns, and any amendments thereto, filed by LG&E Energy or any of the LG&E Energy Subsidiaries since January 1, 1992, (ii) all audit reports received from any taxing authority relating to any Tax Return filed by LG&E Energy or any of the LG&E Energy Subsidiaries and (iii) any Closing Agreements entered into by LG&E Energy or any of the LG&E Energy Subsidiaries with any taxing authority.

(m) Tax Sharing Agreements. Neither LG&E Energy nor any LG&E Energy Subsidiary is a party to any agreement relating to allocation, indemnification or sharing of Taxes. None of LG&E Energy and the LG&E Energy Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group, the common parent of which was LG&E Energy).

(n) Liability for Others. Neither LG&E Energy nor any of the LG&E Energy Subsidiaries has any liability for Taxes of any person other than LG&E Energy and the LG&E Energy Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, (ii) by contract or (iii) otherwise.

(o) Code § 341(f). Neither LG&E Energy nor any of the LG&E Energy Subsidiaries has filed (or will file prior to the Closing) a consent pursuant to Code § 341(f) or has agreed to have Code § 341(f)(2) apply to any disposition of a subsection (f) asset (as that term is defined in Code § 341(f)(4)) owned by LG&E Energy or any of the LG&E Energy Subsidiaries.

(p) Code § 168. No property of LG&E Energy or any of the LG&E Energy Subsidiaries is property that LG&E Energy or any such subsidiary or any party to this transaction is or will be required to treat as being owned by another person pursuant to the provisions of Code § 168(f)(8) (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Code § 168.

(q) Code § 481 Adjustments. Neither LG&E Energy nor any of the LG&E Energy Subsidiaries is required to include in income any adjustment pursuant to Code § 481(a) by reason of a voluntary change in accounting method initiated by LG&E Energy or any of the LG&E Energy Subsidiaries, and to the best of the knowledge of LG&E Energy, the IRS has not proposed any such adjustment or change in accounting method.

(r) Acquisition Indebtedness. No indebtedness of LG&E Energy or any of the LG&E Energy Subsidiaries is "corporate acquisition indebtedness" within the meaning of Code § 279(b).

(s) Intercompany Transactions. Neither LG&E Energy nor any of the LG&E Energy Subsidiaries has engaged in any intercompany transactions within the meaning of Treasury Regulations § 1.1502-13 for which any income remains unrecognized as of the close of the last taxable year prior to the Closing Date.

Section 5.10 Employee Matters; ERISA. Except as set forth in the LG&E Energy SEC Reports (other than with respect to Section 5.10(a) below) or in Section 5.10 of the LG&E Energy Disclosure Schedule and except as could not, individually or in the aggregate, reasonably be expected to have a LG&E Energy Material Adverse Effect:

(a) Benefit Plans. Section 5.10(a) of the LG&E Energy Disclosure Schedule contains a true and complete list of each employee benefit plan, program or arrangement, including, but not limited to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained or contributed to by LG&E Energy, any of the LG&E Energy Subsidiaries or any other entity which would be treated under Section 414 of the Code as a single employer with LG&E Energy (collectively, with LG&E Energy Subsidiaries, a "LG&E Energy Commonly Controlled Entity") for the benefit of any current or former employee, officer or director or their dependents or beneficiaries (collectively, the "LG&E Energy Plans") and each employment, consulting, severance, change-in-control, termination, compensation, collective bargaining or indemnification agreement, arrangement or understanding between LG&E Energy or any of the LG&E Energy Commonly Controlled Entities (or by which they are bound) and any current or former employee, officer or director of LG&E Energy or any of the LG&E Energy Subsidiaries (collectively, the "LG&E Energy Employment Arrangements"). None of the LG&E Energy Plans is a multiemployer plan within the meaning of ERISA.

(b) Qualification; Compliance. Each LG&E Energy Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such LG&E Energy Plan. Each LG&E Energy Plan and each LG&E Energy Employment Arrangement has been operated in all respects in accordance with its terms and the requirements of applicable laws, rules and regulations. There are no pending or, to the knowledge of LG&E Energy, threatened or anticipated claims under or with respect to any LG&E Energy Plan or LG&E Energy Employment Arrangement by or on behalf of any current employee, officer or director, or dependent or beneficiary thereof, or otherwise (other than routine claims for benefits).

(c) Liabilities. Neither LG&E Energy nor any of the LG&E Energy Commonly Controlled Entities has incurred any direct or indirect liability under, arising out of or by operation of Title IV of ERISA (other than for premium payments and contributions in the ordinary course of business), and no fact or event exists that could reasonably be expected to give rise to any such liability. The aggregate accumulated benefit obligations of each LG&E Energy Plan subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such LG&E Energy Plan) do not exceed the fair market value of the assets of such Plan (as of the date of such valuation). LG&E Energy and each of the LG&E Energy Commonly Controlled Entities have not incurred any liability under, and have complied in all respects with, the Worker Adjustment Retraining Notification Act, and no fact or event exists that could give rise to liability under such act. All contributions and other payments required to be made for any period through the date hereof, by LG&E Energy or any LG&E Energy Commonly Controlled Entity, to any LG&E Energy Plan or LG&E Energy Employment Agreement (or to any person pursuant to the terms thereof) have been timely made or paid in full, or, to the extent not required to be made or paid on or before the date hereof have been reflected in the LG&E Energy Financial Statements.

(d) Welfare Plans. None of the LG&E Energy Plans or LG&E Energy Employment Arrangements promises or provides retiree medical or life insurance benefits to any person, except as otherwise required by law in the applicable jurisdiction and, outside of the United States, in accordance with local law, custom and practice.

(e) Documents Made Available. LG&E Energy has made available to KU Energy a true and correct copy of each LG&E Energy Employment Arrangement to which LG&E Energy or any of the LG&E Energy Commonly Controlled Entities is a party or under which LG&E Energy or any of the LG&E Energy Commonly Controlled Entities has obligations and, with respect to each LG&E Energy Plan, where applicable, (i) such plan and the most recent summary plan description, (ii) the most recent annual report filed with the IRS, (iii) each related trust agreement, insurance contract, service provider or investment management agreement (including all amendments to each such document), (iv) the most recent determination of the IRS with respect to the qualified status of such LG&E Energy Plan, and (v) the most recent actuarial report or valuation.

(f) Payments Resulting from the Merger. No LG&E Energy Plan or LG&E Energy Employment Arrangement exists which could result in the payment to any current, former or future director or employee of LG&E Energy, any LG&E Energy Commonly Controlled Entity or to any trustee under any "rabbi trust" or similar arrangement of any money or other property or rights or accelerate, vest or provide any other rights or benefits to or in any such employee or director as a result of the consummation, announcement of or other action relating to the transactions contemplated by this Agreement, whether or not such payment, acceleration, vesting or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code) or whether or not some other subsequent action or event would be required to cause such payment, acceleration, vesting or provision to be triggered.

(g) Labor Agreements. Neither LG&E Energy nor any of the LG&E Energy Subsidiaries is a party to any collective bargaining agreement. Since January 1, 1993, neither LG&E Energy nor any of the LG&E Energy Subsidiaries has had any employee strikes, work stoppages, slowdowns or lockouts or received any requests for certifications of bargaining units or any other requests for collective bargaining. There is no unfair labor practice, employment discrimination or other complaint against LG&E Energy or any of the LG&E Energy Subsidiaries pending or, to the best knowledge of LG&E Energy, threatened.

Section 5.11 Environmental Protection. Except as set forth in Section 5.11 of the LG&E Energy Disclosure Schedule or in the LG&E Energy SEC Reports filed prior to the date hereof:

(a) Compliance. LG&E Energy and each of the LG&E Energy Subsidiaries are in material compliance with all applicable Environmental Laws; and neither LG&E Energy nor any of the LG&E Energy Subsidiaries has received any communication (written or oral) from any person or Governmental Authority that asserts that LG&E Energy or any of the LG&E Energy Subsidiaries is not or has not been in material compliance with applicable Environmental Laws, except for communications with respect to such matters as have been fully and finally resolved or as to which no material obligation of LG&E Energy remains.

(b) Environmental Permits. LG&E Energy and each of the LG&E Energy Subsidiaries have obtained or have timely applied for all Environmental Permits necessary for the construction of their facilities or the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and LG&E Energy and the LG&E Energy Subsidiaries are in material compliance with all terms and conditions of the Environmental Permits and LG&E Energy reasonably believes that any transfer, renewal or reapplication for any Environmental Permit required as a result of the Merger can be accomplished in the ordinary course of business.

(c) Environmental Claims. To the best knowledge of LG&E Energy, there is no material Environmental Claim pending (i) against LG&E Energy or any of the LG&E Energy Subsidiaries or LG&E Energy Joint Ventures, or (ii) against any real or personal property or operations which LG&E Energy or any of the LG&E Energy Subsidiaries owns, leases or manages, in whole or in part.

(d) Releases. LG&E Energy has no knowledge of any Releases of any Hazardous Material that would be reasonably likely to form the basis of any material Environmental Claim against LG&E Energy or any of the LG&E Energy Subsidiaries.

(e) Predecessors. LG&E Energy has no knowledge of any material Environmental Claim pending or threatened, or of any Release of Hazardous Materials or other circumstances that would be reasonably likely to form the basis of any material Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of LG&E Energy or any of the LG&E Energy Subsidiaries) whose liability LG&E Energy or any of the LG&E Energy Subsidiaries has or may have retained or assumed either contractually or by operation of law or against any real or personal property which LG&E Energy or any of the LG&E Energy Subsidiaries formerly owned, leased or managed, in whole or in part.

(f) Disclosure. To LG&E Energy's best knowledge, LG&E Energy has disclosed to KU Energy all material facts which LG&E Energy reasonably believes (i) relate to the cost of LG&E Energy pollution control equipment currently required or known to be required in the future; (ii) relate to the cost that LG&E Energy reasonably expects to incur to comply with the requirements of the Clean Air Act Amendments of 1990; (iii) relate to current LG&E Energy remediation costs or LG&E Energy remediation costs known to be required in the future (including, without limitation, any payments to resolve any threatened or asserted Environmental Claim for remediation costs); or (iv) form the basis of any other material Environmental Claim affecting LG&E Energy.

Section 5.12 Regulation as a Utility. LG&E Energy is an exempt public utility holding company under Section 3(a)(1) of the 1935 Act. LG&E is regulated as a public utility in the Commonwealth of Kentucky and in no other state or commonwealth. Except as set forth in the immediately preceding sentence or in Section 5.12 of the LG&E Energy Disclosure Schedule, neither LG&E Energy nor any "subsidiary company" or "affiliate" (as those terms are defined in the 1935 Act) of LG&E Energy is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States or any foreign country.

Section 5.13 Vote Required. The issuance of the LG&E Energy Common Stock requires that the restated articles of incorporation of LG&E Energy be amended to increase the number of authorized shares of LG&E Energy Common Stock (the "Articles Amendment"). The approval of the Articles Amendment requires the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of LG&E Energy Common Stock. The approval of the Merger by a majority of all the votes entitled to be cast by all holders of LG&E Energy Common Stock is required to approve this Agreement, the Merger and the other transactions contemplated hereby (the "LG&E Energy Shareholders' Approval"). No vote of the shareholders of LG&E Energy or any of its subsidiaries is required to approve the LG&E Energy Stock Option Agreement.

Section 5.14 Accounting Matters. Neither LG&E Energy, any LG&E Energy Subsidiary nor, to LG&E Energy's best knowledge, any of its affiliates has taken or agreed to take any action that would prevent the Company from accounting for the transactions to be effected pursuant to this Agreement as a pooling of interests in accordance with GAAP and applicable SEC regulations.

Section 5.15 Non-applicability of Certain Kentucky Law. Except as set forth in Section 5.4(c) of the LG&E Energy Disclosure Schedule, assuming that the representation and warranty of KU Energy made in Section 4.18 is correct, none of the requirements relating to certain business combinations of Sections 271B.12-200 through 271B.12-230 of the KBCA or any similar provisions of the KBCA (or, to the best knowledge of LG&E Energy, any other similar state statute) are applicable to the transactions contemplated by this Agreement, including the granting of the LG&E Energy Stock Option pursuant to the LG&E Energy Stock Option Agreement or the exercise thereof.

Section 5.16 Opinion of Financial Advisor. On May 20, 1997, The Blackstone Group L.P. delivered its opinion, to the effect that, as of the date thereof, the Exchange Ratio is fair from a financial point of view to the holders of LG&E Energy Common Stock.

Section 5.17 Insurance. Except as set forth in Section 5.17 of the LG&E Energy Disclosure Schedule, LG&E Energy and each of the LG&E Energy Subsidiaries are, and have been continuously since January 1, 1991, insured with financially responsible insurers in such amounts and against such risks and losses as are customary in all material respects for companies conducting the business as conducted by LG&E Energy and the LG&E Energy Subsidiaries during such time period. Except as set forth in Section 5.17 of the LG&E Energy Disclosure Schedule, neither LG&E Energy nor any of the LG&E Energy Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of LG&E Energy or any of the LG&E Energy Subsidiaries. The insurance policies of LG&E Energy and each of the LG&E Energy Subsidiaries are valid and enforceable policies in all material respects.

Section 5.18 Ownership of KU Energy Common Stock. Except pursuant to the terms of the KU Energy Stock Option Agreement and as set forth in Section 5.18 of the LG&E Energy Disclosure Schedule, LG&E Energy does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of KU Energy Common Stock.

Section 5.19 LG&E Energy Rights Agreement. LG&E Energy and the Board of Directors of LG&E Energy have taken all necessary action so that none of the execution of this Agreement, the LG&E Energy Stock Option Agreement and the consummation of the transactions contemplated hereby or thereby will (i) cause any LG&E Energy Rights issued pursuant to the Rights Agreement, dated as of December 19, 1990, as amended (the "LG&E Energy Rights Agreement"), to become exercisable, (ii) cause KU Energy or any of its Affiliates (as defined in the LG&E Energy Rights Agreement) to be an Acquiring Person (as defined in the LG&E Energy Rights Agreement) or give rise to a Distribution Date or Triggering Event (as each such term is defined in the LG&E Energy Rights Agreement). LG&E Energy has delivered to KU Energy a complete and correct copy of the LG&E Energy Rights Agreement as amended and supplemented to the date of this Agreement.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Covenants of the Parties. After the date hereof and prior to the Effective Time or earlier termination of this Agreement, LG&E Energy and KU Energy each agree as follows, each as to itself and as to each of the LG&E Energy Subsidiaries and the KU Energy Subsidiaries, as the case may be, except as expressly contemplated or permitted in this Agreement, the LG&E Energy Stock Option Agreement or the KU Energy Stock Option Agreement, or to the extent LG&E Energy or KU Energy, as the case may be, shall otherwise consent in writing:

(a) Ordinary Course of Business. Each party hereto shall, and shall cause its Direct Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all commercially reasonable efforts to preserve intact their present business organizations and goodwill, preserve the goodwill and relationships with customers, suppliers and others having business dealings with them and, subject to prudent management of workforce needs and ongoing programs currently in force, keep available the services of their present officers and employees. Except as set forth in Section 6.1(a) of the LG&E Energy Disclosure Schedule or the KU Energy Disclosure Schedule, respectively, and except for acquisitions and capital expenditures permitted by Sections 6.1(e), 6.1(f) and 6.1(aa), no party shall, nor shall any party permit any of its Direct Subsidiaries to, enter into a new line of business, or make any change in the line of business it engages in as of the date hereof involving any material investment of assets or resources or any material exposure to liability or loss (including without limitation any loans or capital contributions to, and the undertaking of any guarantees in favor of or any "keep well" or other agreements to maintain the financial condition of, another person), in the case of KU Energy, to KU Energy and its subsidiaries taken as a whole, and in the case of LG&E Energy, to LG&E Energy and its subsidiaries taken as a whole.

(b) Dividends. No party shall, nor shall any party permit any of its Direct Subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of their capital stock other than to such party or its wholly owned subsidiaries, dividends required to be paid on any preferred stock of any LG&E Energy Subsidiary or KU Energy Subsidiary in accordance with their respective terms, regular quarterly dividends on LG&E Energy Common Stock with usual record and payment dates not, during any fiscal year, in excess of 104% of the dividends per share for the prior fiscal year, regular quarterly dividends on KU Energy Common Stock with usual record and payment dates not, during any fiscal year, in excess of 102.5% of the dividends per share for the prior fiscal year; (ii) split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of their capital stock; or (iii) redeem, repurchase or otherwise acquire any shares of their capital stock, other than with respect to clauses (i), (ii) and (iii) (A) as required by the respective terms of any preferred stock of any LG&E Energy Subsidiary or KU Energy Subsidiary, (B) in connection with refunding preferred stock of any LG&E Energy Subsidiary or KU Energy Subsidiary with preferred stock or debt at a lower cost of funds (calculating such cost on an after-tax basis), (C) in connection with intercompany purchases of capital stock or (D) for the purpose of funding or providing benefits under employee benefit plans, stock option and other incentive compensation plans, directors plans and stock purchase and dividend reinvestment plans in accordance with past practice or as may be permitted by Section 6.1(i). The last record date of each of LG&E Energy and KU Energy on or prior to the Effective Time which relates to a regular quarterly dividend on LG&E Energy Common Stock or KU Energy Common Stock, as the case may be, shall be agreed to by the parties in advance and shall be the same date and shall be prior to the Effective Time.

(c) Issuance of Securities. No party shall, nor shall any party permit any of its Direct Subsidiaries to, issue, agree to issue, deliver, sell, award, pledge, dispose of, or otherwise encumber or authorize or propose the issuance, delivery, sale, award, pledge, disposal or other encumbrance of, any shares of their capital stock of any class or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares or convertible or exchangeable securities, other than pursuant to the KU Energy Stock Option Agreement or the LG&E Energy Stock Option Agreement, other than intercompany issuances of capital stock to wholly owned subsidiaries, and other than issuances (i) in the case of KU Energy and the KU Energy Subsidiaries, (x) in connection with refunding preferred stock of the KU Energy Subsidiaries with preferred stock or debt at a lower cost of funds (calculating such cost on an after-tax basis) and (y) up to 500,000 shares of KU Energy Common Stock (and associated KU Energy Rights) that may be issued in connection with the Long Term Incentive Plan identified in Section 4.10(a)(20) of the KU Energy Disclosure Schedule or pursuant to other employee benefit plans, stock option and other incentive compensation plans and directors plans; (ii), in the case of LG&E Energy and the LG&E Energy Subsidiaries, (x) in connection with refunding preferred stock of the LG&E Energy Subsidiaries with preferred stock or debt at a lower cost of funds (calculating such cost on an after-tax basis) and (y) up to 500,000 shares of LG&E Energy Common Stock (and associated LG&E Energy Rights) to be issued pursuant to employee benefit plans, stock option and other incentive compensation plans, directors plans, and stock purchase and dividend reinvestment plans; and (iii) the issuance of capital stock under the KU Energy Rights Agreement or the LG&E Energy Rights Agreement if required by the respective terms thereof. The parties shall promptly furnish to each other such information as may be reasonably requested (including financial information) and take such action as may be reasonably necessary and otherwise fully cooperate with each other in the preparation of any registration statement under the Securities Act and other documents necessary in connection with issuance of securities as contemplated by this Section 6.1(c), subject to obtaining customary indemnities.

(d) Charter Documents. Neither KU Energy nor LG&E Energy shall, nor shall either of them permit either KU or LG&E, as the case may be, to, amend or propose to amend its respective articles of incorporation, bylaws or regulations, or similar organic documents, except as contemplated herein, as may be required to implement the provisions of Sections 7.13 and 7.14 or as set forth in Section 6.1(d) of the KU Energy Disclosure Schedule or LG&E Energy Disclosure Schedule.

(e) No Acquisitions. Except as set forth in Section 6.1(e) of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule, other than (i) acquisitions by KU Energy and its Direct Subsidiaries not in excess of $300 million, singularly or in the aggregate and (ii) acquisitions by LG&E Energy and its Direct Subsidiaries not in excess of $300 million, singularly or in the aggregate, no party shall, nor shall any party permit any of its Direct Subsidiaries to, acquire, or publicly propose to acquire, or agree to acquire, by merger or consolidation with, or by purchase or otherwise, a substantial equity interest in or a substantial portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof.

(f) Capital Expenditures . Except as set forth in Section 6.1(f) of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule or as required by law, or for acquisitions permitted by Section 6.1(e), no party shall, nor shall any party permit any of its Direct Subsidiaries to, (i)(x) in the case of KU Energy, make capital expenditures in excess of $50 million over the amount budgeted by KU Energy or its Direct Subsidiaries for capital expenditures as set forth in such Section 6.1(f) of the KU Energy Disclosure Schedule and (y) in the case of LG&E Energy, make capital expenditures in excess of $50 million over the amount budgeted by LG&E Energy or its Direct Subsidiaries for capital expenditures as set forth in such Section 6.1(f) of the LG&E Energy Disclosure Schedule or (ii) enter into written commitments for the purchase of sulfur dioxide emission allowances as provided for by the Clean Air Act Amendments of 1990.

(g) No Dispositions. Except as set forth in Section 6.1(g) of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule, other than (i) dispositions by KU Energy and its Direct Subsidiaries of less than $100 million in book value, singularly or in the aggregate and (ii) dispositions by LG&E Energy and its Direct Subsidiaries of less than $100 million in book value, singularly or in the aggregate, no party shall, nor shall any party permit any of its Direct Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, any of its assets, other than encumbrances or dispositions in the ordinary course of its business consistent with past practice.

(h) Indebtedness. Except as contemplated by this Agreement, no party shall, nor shall any party permit any of its Direct Subsidiaries to, incur or guarantee any indebtedness (including any debt borrowed or guaranteed or otherwise assumed including, without limitation, the issuance of debt securities or warrants or rights to acquire debt) or enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing other than (i) short-term indebtedness in the ordinary course of business consistent with past practice (such as the issuance of commercial paper or the use of existing credit facilities); (ii) arrangements between such party and its Direct Subsidiaries or among its Direct Subsidiaries; (iii) indebtedness incurred to finance acquisitions permitted by, and subject to the limitations imposed by, Section 6.1(e); (iv) additional indebtedness in an amount not to exceed in the aggregate $100 million, in the case of KU Energy and its Direct Subsidiaries, and additional indebtedness in an amount not to exceed in the aggregate $100 million, in the case of LG&E Energy and its Direct Subsidiaries; or (v) in connection with the refunding of existing indebtedness or the refunding of preferred stock of the KU Energy Subsidiaries or the LG&E Energy Subsidiaries as permitted by Sections 6.1(b) or 6.1(c).

(i) Compensation, Benefits. Except as set forth in Section 6.1(i) of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule, as may be required by applicable law, as may be required to facilitate or obtain a determination from the IRS that a plan is "qualified" within the meaning of Section 401(a) of the Code or as contemplated by this Agreement, no party shall, nor shall any party permit any of its Direct Subsidiaries to, (i) enter into, adopt or amend or increase the amount or accelerate the payment or vesting of any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement plan or policy covering employees, former employees, directors or former directors or their beneficiaries or providing benefits to such persons that is maintained by, contributed to or entered into by such party or any of its Direct Subsidiaries, or increase, or enter into any contract, agreement, commitment or arrangement to increase in any manner, the compensation or fringe benefits, or otherwise to extend expand or enhance the engagement, employment or any related rights of, or take any other action or grant any benefit (including, without limitation, any stock options or stock option plan) not required under the terms of any existing employee benefit plan, or other contract, agreement, commitment, arrangement, plan or any policy to or with any director, officer or other employee of such party or any of its Direct Subsidiaries, except for normal (including incentive) increases or grants or actions in the ordinary course of business consistent with applicable industry practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to such party or any of its Direct Subsidiaries or (ii) enter into or amend any LG&E Energy Employment Arrangements or KU Energy Employment Arrangements, respectively, or any other employment, severance or special pay arrangement with respect to the employment or termination of employment or other similar contract, agreement or arrangement with any director or officer or other employee other than in the ordinary course of business consistent with applicable industry practice; provided, however, neither KU Energy nor LG&E Energy shall provide change in control protections to a greater number of its respective employees than the number of participants in KU Energy's Supplemental Security Plan as of January 1, 1997.

(j) 1935 Act. Except as set forth in Section 6.1(j) of the KU Energy Disclosure Schedule or LG&E Energy Disclosure Schedule, and except as required or contemplated by this Agreement, no party shall, nor shall any party permit any of its subsidiaries to, take or fail to take any action which would cause a change in such party's status as an exempt public utility holding company under the 1935 Act.

(k) Transmission, Generation. Except as permitted pursuant to Section 6.1(f) and except as required pursuant to tariffs on file with the FERC as of the date hereof, in the ordinary course of business consistent with past practice, or as set forth in Section 6.1(k) of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule, neither KU Energy nor LG&E Energy shall permit KU or LG&E, as the case may be, to (i) commence construction of any additional generating, transmission or delivery capacity, or gas storage capacity, or (ii) obligate itself to purchase or otherwise acquire any additional generating, transmission or delivery facilities, or gas storage facilities, or to sell or otherwise dispose of, or to share, any generating, transmission or delivery facilities owned by KU or LG&E except as set forth in the budgets of KU Energy and LG&E Energy.

(l) Accounting. Except as set forth in Section 6.1(l) of the KU Energy Disclosure Schedule or LG&E Energy Disclosure Schedule, no party shall, nor shall any party permit any of its Direct Subsidiaries to, make any changes in its accounting methods, except as required by law, rule, regulation or GAAP.

(m) Pooling. No party shall, nor shall any party permit any of its subsidiaries to, take any action which would, or would be reasonably likely to, prevent the Company from accounting for the transactions to be effected pursuant to this Agreement as a pooling of interests in accordance with GAAP and applicable SEC regulations, and each party hereto shall use all reasonable efforts to achieve such result (including taking such actions as may be necessary to cure any facts or circumstances that could prevent such transactions from qualifying for pooling-of-interests accounting treatment).

(n) Tax-Free Status. No party shall, nor shall any party permit any of its subsidiaries to, take any actions which would, or would be reasonably likely to, adversely affect the status of the Merger as a tax-free reorganization under Section 368(a) of the Code, and each party hereto shall use all reasonable efforts to achieve such result.

(o) Affiliate Transactions. Except as set forth in Section 6.1(o) of each of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule, no party shall, nor shall any party permit any of its Direct Subsidiaries to, enter into any material agreement or arrangement with any of their respective affiliates (other than wholly owned subsidiaries) on terms materially less favorable to such party than could be reasonably expected to have been obtained with an unaffiliated third party on an arm's-length basis.

(p) Cooperation, Notification. Each party shall, and shall cause its Direct Subsidiaries to, (i) confer on a regular and frequent basis with one or more representatives of the other party to discuss, subject to applicable law, material operational matters and the general status of its ongoing operations; (ii) promptly notify the other party of any significant changes in its business, properties, assets, condition (financial or other), results of operations or prospects; (iii) advise the other party of any change or event which has had or, insofar as reasonably can be foreseen, is reasonably likely to result in, in the case of KU Energy, a KU Energy Material Adverse Effect or, in the case of LG&E Energy, a LG&E Energy Material Adverse Effect; and (iv) promptly provide the other party with copies of all filings made by such party or any of its Direct Subsidiaries with any state or federal court, administrative agency, commission or other Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

(q) Rate Matters. Each of KU Energy and LG&E Energy shall, and shall cause KU or LG&E, as the case may be, to discuss with the other any changes in regulated rates or charges (other than automatic cost pass-through rate adjustment clauses), standards of service or accounting of KU or LG&E, as the case may be, from those in effect on the date hereof and consult with the other prior to making any filing (or any amendment thereto), or effecting any agreement, commitment, arrangement or consent with governmental regulators, whether written or oral, formal or informal, with respect thereto, and except as set forth in Section 6.1(q) of each of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule neither party nor KU or LG&E will make any filing to change the regulated rates of KU or LG&E, as the case may be, that would have a material adverse effect on the benefits associated with the business combination provided for herein.

(r) Third-Party Consents. KU Energy shall, and shall cause the KU Energy Subsidiaries to, use all commercially reasonable efforts to obtain all KU Energy Required Consents. KU Energy shall promptly notify LG&E Energy of any failure or prospective failure to obtain any such consents and, if requested by LG&E Energy, shall provide copies of all KU Energy Required Consents obtained by KU Energy to LG&E Energy. LG&E Energy shall, and shall cause the LG&E Energy Subsidiaries to, use all commercially reasonable efforts to obtain all LG&E Energy Required Consents. LG&E Energy shall promptly notify KU Energy of any failure or prospective failure to obtain any such consents and, if requested by KU Energy, shall provide copies of all LG&E Energy Required Consents obtained by LG&E Energy to KU Energy.

(s) No Breach, Etc. No party shall, nor shall any party permit any of its Direct Subsidiaries to, willfully take any action that would or is reasonably likely to result in a material breach of any provision of this Agreement, the LG&E Energy Stock Option Agreement or the KU Energy Stock Option Agreement, as the case may be, or in any of its representations and warranties set forth in this Agreement, the LG&E Energy Stock Option Agreement or the KU Energy Stock Option Agreement, as the case may be, being untrue on and as of the Closing Date.

(t) Tax Exempt Status. No party shall, nor shall any party permit any Direct Subsidiary to, take any action that would likely jeopardize the qualification of any outstanding revenue bonds of LG&E Energy, KU Energy or of their Direct Subsidiaries which qualify on the date hereof under Section 142(a) of the Code as "exempt facility bonds" or as tax-exempt industrial development bonds under Section 103(b)(4) of the Internal Revenue Code of 1954, as amended, prior to the Tax Reform Act of 1986.

(u) Transition Management. As soon as practicable after the date hereof, the parties shall create a special transition management task force (the "Task Force"), the two co-chairmen of which shall be Victor A. Staffieri, or another individual designated by LG&E Energy, and O.M. Goodlett, or another individual designated by KU Energy.

The Task Force shall examine various alternatives regarding the manner in which to best organize and manage the business of the Company after the Effective Time, subject to applicable law. The co-chairmen will have joint decision-making authority regarding the Task Force. Each party will appoint an equal number of representatives to the Task Force, who shall have (subject to the joint direction of the co-chairmen) responsibility for the day-to-day activities and operations of the Task Force.

(v) Tax Matters. Except as set forth in Section 6.1(v) of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule, no party shall make or rescind any material express or deemed election relating to taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending December 31, 1996, except as may be required by applicable law.

(w) Discharge of Liabilities. No party shall, nor shall any party permit any of its Direct Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice (which includes the payment of final and unappealable judgments and the refinancing of existing indebtedness for borrowed money either at its stated maturity or at a lower cost of funds) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of such party included in such party's reports filed with the SEC, or incurred in the ordinary course of business consistent with past practice or, pursuant to Section 6.1(h) or as disclosed in Section 6.1(h) of the LG&E Energy Disclosure Schedule or KU Energy Disclosure Schedule or as part of or pursuant to any settlement of any rate filings before the public utility commission of any state or the FERC pending on the date of this Agreement.

(x) Contracts. No party shall, except in the ordinary course of business consistent with past practice, modify, amend, terminate, renew or fail to use reasonable business efforts to renew any material contract or agreement to which such party or any Direct Subsidiary of such party is a party, or waive, release or assign any material rights or claims.

(y) Insurance. Each party shall, and shall cause its Direct Subsidiaries to, maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for companies engaged in the electric and gas utility industry and employing methods of generating electric power and fuel sources similar to those methods employed and fuels used by such party or its Direct Subsidiaries.

(z) Permits. Each party shall, and shall cause its Direct Subsidiaries to, use reasonable efforts to maintain in effect all existing governmental permits pursuant to which such party or its Direct Subsidiaries operate.

(aa) Limitation on Investments in Joint Ventures and Unrestricted Subsidiaries. From and after the date hereof and except as set forth in Section 6.1(aa) of the KU Energy Disclosure Schedule or the LG&E Energy Disclosure Schedule, (i) KU Energy will not make, and will not permit any KU Energy Subsidiary to make, any additional investments in, or loans or capital contributions to, or to undertake any guarantees or other obligations with respect to, any KU Energy Joint Venture or KU Energy Unrestricted Subsidiary in excess of $50 million (which amount shall be in addition to the amounts budgeted for capital expenditures and acquisitions as set forth in Sections 6.1(e) and 6.1(f) of the KU Energy Disclosure Schedule and amounts permitted by Section 6.1(e)); and (ii) LG&E Energy will not make, and will not permit any LG&E Energy Subsidiary to make, any additional investments in, or loans or capital contributions to, or to undertake any, guarantees or other obligations with respect to, any LG&E Energy Joint Venture or LG&E Energy Unrestricted Subsidiary in excess of $50 million (which amount shall be in addition to the amounts budgeted for capital expenditures and acquisitions as set forth in Sections 6.1(e) and 6.1(f) of the LG&E Energy Disclosure Schedule and amounts permitted by Section 6.1(e)).

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Access to Information. Upon reasonable notice, each party shall, and shall cause its Direct Subsidiaries to, afford to the officers, directors, employees, accountants, counsel, investment bankers, financial advisors and other representatives of the other (collectively, "Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, but not limited to, Tax Returns and environmental or worker health and safety audits, reports, studies and investigations, whether draft or final, relating to the party, its Direct Subsidiaries or any property currently or formerly owned, leased or operated by the party or its Direct Subsidiaries) and, during such period each party shall, and shall cause its Direct Subsidiaries to, furnish promptly to the other (i) access to each report, schedule and other document filed or received by it or any of its Direct Subsidiaries pursuant to the requirements of federal or state securities laws or filed with or sent to the SEC, the FERC, the Department of Justice, the Federal Trade Commission, the Kentucky Public Service Commission and Virginia State Corporation Commission or any other federal or state regulatory agency or commission, and (ii) access to all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably requested by the other party in connection with any filings, applications or approvals required or contemplated by this Agreement or for any other reason related to the transactions contemplated by this Agreement. Each party shall provide access to those premises, documents, reports and information described above of subsidiaries of such party that are not Direct Subsidiaries to the extent such party has or is able to obtain such access. Each party shall, and shall cause its subsidiaries and Representatives to, hold in strict confidence all Information (as defined in the Confidentiality Agreement) concerning the other parties furnished to it in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated as of October 30, 1996, between KU Energy and LG&E Energy, as it may be amended from time to time (the "Confidentiality Agreement").

Section 7.2 Joint Proxy Statement and Registration Statement.

(a) Preparation and Filing. The parties will prepare and file with the SEC as soon as reasonably practicable after the date hereof the Registration Statement and the Proxy Statement (together, the "Joint Proxy/Registration Statement"). The parties hereto shall each use reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing. Each party hereto shall also take such action as may be reasonably required to cause the shares of LG&E Energy Common Stock issuable in connection with the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that no party shall be required to register or qualify as a foreign corporation or to take other action which would subject it to service of process, in any jurisdiction where it will not be, following the Merger, so subject. Each of the parties hereto shall furnish all information concerning itself which is required or customary for inclusion in the Joint Proxy/Registration Statement. The parties shall use reasonable efforts to cause the shares of LG&E Energy Common Stock issuable in the Merger to be approved for listing on the NYSE upon official notice of issuance. The information provided by any party hereto for use in the Joint

Proxy/Registration Statement shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading. No representation, covenant or agreement is made by or on behalf of any party hereto with respect to information supplied by any other party for inclusion in the Joint Proxy/Registration Statement.

(b) Letter of KU Energy's Accountants. KU Energy shall use its best efforts to cause to be delivered to LG&E Energy a letter of Arthur Andersen LLP dated a date within two business days before the effective date of the Joint Proxy/Registration Statement, and addressed to LG&E Energy, in form and substance reasonably satisfactory to LG&E Energy and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4 and proxy statements similar to the Joint Proxy/Registration Statement.

(c) Letter of LG&E Energy's Accountants. LG&E Energy shall use its best efforts to cause to be delivered to KU Energy a letter of Arthur Anderson LLP, dated a date within two business days before the date of the Joint Proxy/Registration Statement, and addressed to KU Energy, in form and substance reasonably satisfactory to KU Energy and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4 and proxy statements similar to the Joint Proxy/Registration Statement.

(d) Fairness Opinions. It shall be a condition to the mailing of the Joint Proxy/Registration Statement to the shareholders of KU Energy and LG&E Energy that (i) KU Energy shall have received an opinion from Goldman, Sachs & Co., dated the date of the Joint Proxy/Registration Statement, to the effect that, as of the date thereof, the Exchange Ratio is fair to the holders of KU Energy Common Stock and (ii) LG&E Energy shall have received an opinion from The Blackstone Group L.P., dated the date of the Joint Proxy/Registration Statement, to the effect that, as of the date thereof, the Exchange Ratio is fair, from a financial point of view, to the holders of LG&E Energy Common Stock.

Section 7.3 Regulatory Matters.

(a) HSR Filings. Each party hereto shall file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby and will respond promptly to any requests for additional information made by either of such agencies.

(b) Other Regulatory Approvals. Each party hereto shall cooperate and use its best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use all commercially reasonable efforts to obtain all necessary permits, consents, approvals, waivers and authorizations of all Governmental Authorities and all other persons necessary or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, the KU Energy Required Statutory Approvals and the LG&E Energy Required Statutory Approvals. LG&E Energy shall have the right to review and approve in advance all characterizations of the information relating to LG&E Energy, on the one hand, and KU Energy shall have the right to review and approve in advance all characterizations of the information relating to KU Energy, on the other hand, in either case which appear in any filing made in connection with the LG&E Energy Required Statutory Approvals and the KU Energy Required Statutory Approvals sought in connection with this Agreement, the LG&E Energy Stock Option Agreement or the KU Energy Stock Option Agreement. LG&E Energy and KU Energy shall each consult with the other with respect to the obtaining of all such necessary or advisable permits, consents, approvals, waivers and authorizations of Governmental Authorities.

Section 7.4 Shareholder Approval.

(a) Approval of LG&E Energy Shareholders. Subject to the provisions of Section 7.4(c) and Section 7.4(d), LG&E Energy shall, as soon as reasonably practicable after the date hereof (i) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the "LG&E Energy Meeting") for the purpose of securing the LG&E Energy Shareholders' Approval, (ii) distribute to its shareholders the Joint Proxy/Registration Statement in accordance with applicable federal and state law and with its amended and restated articles of incorporation and by laws, (iii) subject to the fiduciary duties of its Board of Directors, recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby and (iv) cooperate and consult with KU Energy with respect to each of the foregoing matters.

(b) Approval of KU Energy Shareholders. Subject to the provisions of Section 7.4(c) and Section 7.4(d), KU Energy shall, as soon as reasonably practicable after the date hereof (i) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the "KU Energy Meeting") for the purpose of securing the KU Energy Shareholders' Approval, (ii) distribute to its shareholders the Joint Proxy/Registration Statement in accordance with applicable federal and state law and with its amended and restated articles of incorporation and bylaws, (iii) subject to the fiduciary duties of its Board of Directors, recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby and (iv) cooperate and consult with LG&E Energy with respect to each of the foregoing matters.

(c) Meeting Date. The LG&E Energy Meeting for the purpose of securing the LG&E Energy Shareholders' Approval and the KU Energy Meeting for the purpose of securing the KU Energy Shareholders' Approval shall be held on such dates as KU Energy and LG&E Energy shall mutually determine.

(d) Fairness Opinions Not Withdrawn. It shall be a condition to the obligation of LG&E Energy to hold the LG&E Energy Meeting that the opinion of The Blackstone Group L.P., referred to in Section 7.2(d), shall not have been withdrawn, and it shall be a condition to the obligation of KU Energy to hold the KU Energy Meeting that the opinion of Goldman, Sachs & Co., referred to in Section 7.2(d), shall not have been withdrawn.

Section 7.5 Directors' and Officers' Indemnification.

(a) Indemnification. To the extent, if any, not provided by an existing right of indemnification or other agreement or policy, from and after the Effective Time, the Company shall, to the fullest extent not prohibited by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer, director or employee of any of the parties hereto and their respective subsidiaries (each an "Indemnified Party" and collectively, the "Indemnified Parties") against (i) all losses, expenses (including reasonable attorney's fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) that are, in whole or in part, based on or arising out of the fact that such person is or was a director, officer or employee of such party or its subsidiary ("Indemnified Liabilities"), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement. In the event of any such loss, expense, claim, damage or liability (whether or not arising before the Effective Time), (i) the Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company, promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, (ii) the Company will cooperate in the defense of any such matter, and (iii) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under applicable law and the articles of incorporation or bylaws shall be made by independent counsel mutually acceptable to the Company and the Indemnified Party; provided, however, that the Company shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed). The Indemnified Parties as a group may retain only one law firm (other than local counsel) with respect to each related matter except to the extent there is, in the sole opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties in which case each Indemnified Party with a conflicting position on a significant issue shall be entitled to separate counsel. In the event any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Agreement and is successful in such action, the Company shall reimburse such Indemnified Party for all of its expenses in bringing and pursuing such action. Each Indemnified Party shall be entitled to the advancement of expenses to the full extent contemplated in this Section 7.5(a) in connection with any such action.

(b) Insurance. For a period of six years after the Effective Time, the Company shall cause to be maintained in effect either the policies of directors' and officers' liability insurance maintained by KU Energy or LG&E Energy, depending on which such policies offer the most favorable coverage, for the benefit of those persons who are currently covered by such policies; provided, however, that the Company shall not be required to expend in any year an amount in excess of 200% of the annual aggregate premiums currently paid by KU Energy and LG&E Energy for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall be obligated to obtain a policy with the best coverage available, in the reasonable judgment of the Board of Directors of the Company, for a cost not exceeding such amount.

(c) Successors. In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors and assigns of the Company shall assume the obligations set forth in this Section 7.5.

(d) Survival of Indemnification. To the fullest extent not prohibited by law, from and after the Effective Time, all rights to indemnification as of the date hereof in favor of the employees, agents, directors and officers of KU Energy and its subsidiaries or LG&E Energy and its subsidiaries with respect to their activities as such prior to the Effective Time, as provided in their respective articles of incorporation and bylaws in effect on the date hereof, or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time, provided that in the event any claim or claims are asserted or made within such six-year period, all such rights to indemnification in respect of such claim or claims shall continue until the final disposition thereof.

(e) Benefit. The provisions of this Section 7.5 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

Section 7.6 Disclosure Schedules. On the date hereof, (i) LG&E Energy has delivered to KU Energy a schedule the "LG&E Energy Disclosure Schedule"), accompanied by a certificate signed by the chief financial officer of LG&E Energy stating the LG&E Energy Disclosure Schedule is being delivered pursuant to this Section 7.6(i) and (ii) KU Energy has delivered to LG&E Energy a schedule (the "KU Energy Disclosure Schedule"), accompanied by a certificate signed by the chief financial officer of KU Energy stating the KU Energy Disclosure Schedule is being delivered pursuant to this Section 7.6(ii). The KU Energy Disclosure Schedule and the LG&E Energy Disclosure Schedule are collectively referred to herein as the "Disclosure Schedules". The Disclosure Schedules constitute an integral part of this Agreement and modify the respective representations, warranties, covenants or agreements of the parties hereto contained herein to the extent that such representations, warranties, covenants or agreements expressly refer to the Disclosure Schedules. Anything to the contrary contained herein or in the Disclosure Schedules notwithstanding, any and all statements, representations, warranties or disclosures set forth in the Disclosure Schedules shall be deemed to have been made on and as of the date hereof.

Section 7.7 Public Announcements. Subject to each party's disclosure obligations imposed by law or any applicable national securities exchange, (a) KU Energy and LG&E Energy will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any public announcement or statement with respect hereto or thereto without providing the other party the opportunity to review and comment upon such announcement or statement, and (b) the initial press release or releases of LG&E Energy and KU Energy announcing the execution of this Agreement shall each be approved by the other party hereto prior to their issuance.

Section 7.8 Rule 145 Affiliates. Within 30 days after the date of this Agreement, KU Energy shall identify in a letter to LG&E Energy, and LG&E Energy shall identify in a letter to KU Energy all persons who are, and to such person's best knowledge who will be at the Closing Date, "affiliates" of KU Energy and LG&E Energy, respectively, as such term is used in Rule 145 under the Securities Act (or otherwise under applicable SEC accounting releases with respect to pooling-of-interests accounting treatment). Each of KU Energy and LG&E Energy shall use all reasonable efforts to cause their respective affiliates (including any person who may be deemed to have become an affiliate after the date of the letter referred to in the prior sentence) to deliver to the Company on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit C-1 (in the case of KU Energy's affiliates) or Exhibit C-2 (in the case of LG&E Energy's affiliates) (each, an "Affiliate Agreement").

Section 7.9 Employee Agreements and Workforce Matters.

(a) Certain Employee Agreements. Subject to Section 7.10, Section 7.14 and Section 7.15, the Company and its subsidiaries shall honor and perform, without modification, all contracts, agreements, collective bargaining agreements and commitments of KU Energy or LG&E Energy prior to the date hereof (or as established or amended in accordance with or permitted by this Agreement), including, but not limited to the KU Energy Plans, the KU Energy Employment Arrangements, the LG&E Energy Plans and the LG&E Energy Employment Arrangements, which apply to any current or former employee, or current or former director of the parties hereto or any of their subsidiaries; provided, however, that this undertaking is not intended to prevent the Company from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including, without limitation, any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

(b) Workforce Matters. Subject to applicable collective bargaining agreements, for a period of three years following the Effective Time, any reductions in workforce in respect of employees of the Company and its subsidiaries shall be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience, qualifications, and business needs without regard to whether employment prior to the Effective Time was with KU Energy or its subsidiaries or LG&E Energy or its subsidiaries, and any employees whose employment is terminated or jobs are eliminated by the Company or any of its subsidiaries during such period shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by the Company or any of its subsidiaries. Any workforce reductions carried out following the Effective Time by the Company and its subsidiaries shall be done in accordance with all applicable collective bargaining agreements, and all laws and regulations governing the employment relationship and termination thereof including, without limitation, the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder, and any comparable state or local law.

Section 7.10 Employee Benefit Plans. Each of the LG&E Energy Plans and KU Energy Plans and LG&E Energy Employment Arrangements and KU Energy Employment Arrangements, in effect on the date hereof (or as amended or established in accordance with or as permitted by this Agreement) shall be maintained in effect, except as provided in Section 7.11 with respect to the employees, former employees, directors or former directors of LG&E Energy and any of its subsidiaries and of KU Energy and any of its subsidiaries, respectively, who are covered by such plans or arrangements immediately prior to the Effective Time until the Company determines otherwise on or after the Effective Time and the Company shall assume as of the Effective Time each KU Energy Plan or KU Energy Employment Arrangement maintained by KU Energy immediately prior to the Effective Time and perform such plan or arrangement in the same manner and to the same extent that KU Energy would be required to perform thereunder; provided, however, that nothing herein contained, other than the provisions of Section 6.1(i), shall limit any reserved right contained in any such LG&E Energy Benefit Plan or LG&E Energy Employment Arrangement or KU Energy Benefit Plan or KU Energy Employment Arrangement to amend, modify, suspend, revoke or terminate any such plan or arrangement. Without limiting the foregoing, each participant in any LG&E Energy Benefit Plan or KU Energy Benefit Plan shall receive credit for purposes of eligibility to participate, vesting and eligibility to receive benefits (but specifically excluding for benefit accrual purposes) under any benefit plan of the Company or any of its subsidiaries or affiliates for service credited for the corresponding purpose under any such benefit plan; provided, however, that such crediting of service shall not operate to cause any such plan or arrangement to fail to comply with the applicable provisions of the Code and ERISA. LG&E Energy and KU Energy will cooperate on and after the date hereof to develop appropriate employee benefit plans, programs and arrangements, including but not limited to, executive and incentive compensation, stock option and supplemental executive retirement plans, for employees and directors of the Company and its subsidiaries from and after the Effective Time. However, no provision contained in this Section 7.10 shall be deemed to constitute an employment contract between the Company and any individual, or a waiver of the Company's right to discharge any employee at any time, with or without cause.

Section 7.11 Stock Option and Other Stock Plans. With respect to each employee benefit plan, program or arrangement under which KU Energy Common Stock is required to be used for purposes of the payment of benefits, grant of awards or exercise of options (each, a "Stock Plan"), (i) LG&E Energy and KU Energy shall take such action as may be necessary so that, after the Effective Time, such Stock Plan shall provide for the issuance or purchase in the open market only of Company Common Stock rather than KU Energy Common Stock and otherwise to amend such Stock Plans to reflect this Agreement and the Merger, and (ii) the Company shall (w) take all corporate action necessary or appropriate to obtain shareholder approval with respect to such Stock Plan to the extent such approval is required for purposes of the Code or other applicable law, or, to the extent the Company deems it desirable, to enable such Stock Plan to comply with Rule 16b-3 promulgated under the Exchange Act, (x) reserve for issuance under such Stock Plan or otherwise provide a sufficient number of shares of Company Common Stock for delivery upon payment of benefits, grants of awards or exercise of options under such Stock Plan, (y) as soon as practicable after the Effective Time, file one or more registration statements under the Securities Act with respect to the shares of Company Common Stock subject to such Stock Plan to the extent such filing is required under applicable law and use its best efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectuses contained therein or related thereto) so long as such benefits, grants or awards remain payable or such options remain outstanding, as the case may be and (z) cause such shares of Company Common Stock subject to such Stock Plan to be listed for trading on the NYSE. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under § 16(a) of the Exchange Act, the Company shall administer the Stock Plans, where applicable, in a manner that complies with Rule 16b-3 under the Exchange Act. Unless otherwise agreed to by the parties, each of LG&E Energy and KU Energy shall use its best efforts to obtain any shareholder approvals that may be necessary for the deduction of any compensation payable under any Stock Plan or other compensation arrangement.

Section 7.12 <u>No Solicitations</u>. Each party hereto shall not, and shall cause its Direct Subsidiaries not to, and shall not permit any of its Representatives or subsidiaries that are not Direct Subsidiaries to directly or indirectly: initiate, solicit or encourage, or take any action to facilitate the making of any offer or proposal which constitutes or is reasonably likely to lead to, any Business Combination Proposal (as defined below), or, in the event of an unsolicited Business Combination Proposal, engage in negotiations or provide any information or data to any person relating to any Business Combination Proposal; provided, however, that notwithstanding any other provision hereof LG&E Energy or KU Energy may (i) at any time prior to the time at which the LG&E Energy Shareholders' Approval, in the case of LG&E Energy, or the KU Energy Shareholders' Approval, in the case of KU Energy, has been obtained, engage in discussions or negotiations with a third party and may furnish such third party information concerning itself and its business, properties and assets if, and only to the extent that, (A)(x) such third party shall first have made an unsolicited Business Combination Proposal to LG&E Energy or KU Energy, respectively, and (y) the Board of Directors of LG&E Energy or KU Energy, as the case may be, shall have determined in good faith, based upon the written advice of outside counsel, that such action is required by its fiduciary duties under applicable law and (B) prior to furnishing such information to or entering into negotiations with such third party, LG&E Energy or KU Energy, as the case may be, (x) provides prompt notice to LG&E Energy or KU Energy, as the case may be, to the effect that it is furnishing information to or entering into discussions or negotiations with such third party and (y) receives from such third party an executed confidentiality agreement in reasonably customary form on terms not materially more favorable to such third party than the terms contained in the Confidentiality Agreement and (ii) comply with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer. Each party hereto shall notify the other party orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal, and shall give the other party five day's advance notice of any agreement to be entered into with or any information to be supplied to any person making such inquiry, offer or proposal. Each party hereto shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted heretofore with respect to any Business Combination Proposal. As used in this Section 7.12, "Business Combination Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving any party to this Agreement or any of its material Direct Subsidiaries, or any proposal or offer (in each case, whether or not in writing and whether or not delivered to the stockholders of a party generally) to acquire in any manner, directly or indirectly, a substantial equity interest in or a substantial portion of the assets of any party to this Agreement or any of its material subsidiaries, other than pursuant to the transactions contemplated by this Agreement.

Section 7.13 Company and Subsidiary Board of Directors.

(a) At the Effective Time, the Board of Directors of LG&E Energy shall be expanded and reconstituted to include fifteen directors, eight of whom shall be selected by LG&E Energy prior to the Effective Time and seven of whom shall be selected by KU Energy prior to the Effective Time and each of whom, in each such case, shall be designated to serve among the existing classes of the Company's directors as equally as possible.

(b) Immediately following the Effective Time, there shall be only four committees of the Board of Directors of the Company: an Audit Committee, a Nominating and Governance Committee, a Compensation Committee and a Long Range Planning Committee. The Chairmen of the Audit and Compensation Committees shall be designated by LG&E Energy prior to the Effective Time and the Chairmen of the Nominating and Governance Committee and the Long Range Planning Committee shall be designated by KU Energy prior to the Effective Time. At the Effective Time, the Audit Committee shall consist of ten members, five of whom shall be designated by LG&E Energy prior to the Effective Time and five of whom shall be designated by KU Energy prior to the Effective Time. At the Effective Time, the Nominating and Governance Committee shall consist of eight members, four of whom shall be designated by LG&E Energy prior to the Effective Time and four of whom shall be designated by KU Energy prior to the Effective Time. At the Effective Time, the Compensation Committee shall consist of seven members, four of whom shall be designated by LG&E Energy prior to the Effective Time and three of whom shall be designated by KU Energy prior to the Effective Time. At the Effective Time, the Long Range Planning Committee shall consist of nine members, five of whom shall be designated by LG&E Energy prior to the Effective Time and four of whom shall be designated by KU Energy prior to the Effective Time. From and after the Effective Time, no other committees of the Board of Directors of the Company shall be established, except for such special or other committees as the Board of Directors of the Company may deem advisable to establish from time to time.

(c) At the Effective Time, (i) the Board of Directors of LG&E shall be expanded and reconstituted to consist of those persons serving on the Board of Directors of LG&E immediately prior to the Effective Time and those persons selected by KU Energy to serve on the Board of Directors of the Company pursuant to Section 7.13(a) and (ii) the Board of Directors of KU shall consist of those persons serving on the Board of Directors of KU immediately prior to the Effective Time and those persons selected by LG&E Energy to serve on the Board of Directors of the Company pursuant to Section 7.13(a). All persons serving on the Board of Directors of LG&E or KU immediately after the Effective Time shall serve on such Board of Directors until expiration of their term of election or their resignation or removal.

Section 7.14 Company Officers. At the Effective Time, Roger W. Hale shall be the Chairman of the Board and Chief Executive Officer of the Company and each of KU and LG&E pursuant to an Employment Agreement dated the date hereof between Roger W. Hale and LG&E Energy, attached hereto as Exhibit D and Michael R. Whitley shall be the Vice Chairman of the Board of Directors and President and Chief Operating Officer of the Company and Vice Chairman and Chief Operating Officer of each of KU and LG&E, pursuant to an Employment Agreement dated the date hereof between Michael R. Whitley and KU Energy (as predecessor to LG&E Energy) attached hereto as Exhibit E.

Section 7.15 Post-Merger Operations. KU Energy and LG&E Energy contemplate that the Company shall conduct its operations in accordance with the following:

(a) Corporate Presence. The principal corporate office of the Company and LG&E shall be located in Louisville, Kentucky; and KU shall maintain its corporate headquarters in Lexington, Kentucky and a substantial presence throughout its service territory in order to conduct the state-wide operations of KU.

(b) Utility Subsidiaries. KU shall continue its separate corporate existence, operating under the name "KU Utilities Company" and LG&E shall continue its separate corporate existence, operating under the name "Louisville Gas and Electric Company".

(c) Charities. After the Effective Time, the Company shall provide charitable contributions and community support within the service areas of LG&E and KU at levels substantially comparable to the levels of charitable contributions and community support provided by the parties and their respective subsidiaries within such service areas within the two-year period immediately prior to the Effective Time.

(d) Company Name. The Company's name shall be LG&E Energy Corp.

Section 7.16 Expenses. Subject to Section 9.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with printing the Joint Proxy/Registration Statement, as well as the filing fee relating thereto, shall be shared equally by KU Energy and LG&E Energy.

Section 7.17 Further Assurances. Each party will, and will cause its Direct Subsidiaries to, execute such further documents and instruments and take such further actions as may reasonably be requested by any other party in order to consummate the Merger in accordance with the terms hereof. The parties expressly acknowledge and agree that, although it is their current intention to effect a business combination among themselves in the form contemplated by this Agreement, it may be preferable to effectuate such a business combination by means of an alternative structure in light of the conditions set forth in Section 8.1(e), Section 8.2(e), and Section 8.3(e). Accordingly, if the only conditions to the parties' obligations to consummate the Merger which are not satisfied or waived are receipt of any one or more of the KU Energy Required Consents, KU Energy Required Statutory Approvals, LG&E Energy Required Consents or LG&E Energy Required Statutory Approvals, and the adoption of an alternative structure (that otherwise substantially preserves for KU Energy and LG&E Energy the economic benefits of the Merger) would result in such conditions being satisfied or waived, then the parties shall use their respective best efforts to effect a business combination among themselves by means of a mutually agreed upon structure other than the Merger that so preserves such benefits; provided that, prior to closing any such restructured transaction, all material third-party and Governmental Authority declarations, filings, registrations, notices, authorizations, consents or approvals necessary for the effectuation of such alternative business combination shall have been obtained and all other conditions to the parties' obligations to consummate the Merger, as applied to such alternative business combination, shall have been satisfied or waived.

Section 7.18 Charter and Bylaw Amendments. Prior to the mailing of the Joint Proxy Statement/Prospectus, LG&E Energy and KU Energy shall take all actions necessary so that (i) at or prior to the Effective Time, the articles of incorporation of LG&E Energy shall be amended to increase the number of authorized shares of LG&E Energy Common Stock to 300 million shares and increase the number of authorized shares of Series A Preferred Stock to 2 million shares and (ii) at or prior to the Effective Time, the bylaws of LG&E Energy shall be amended and restated so that, at the Effective Time, such bylaws shall read in their entirety substantially in the form attached hereto as Exhibit F.

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except, to the extent permitted by applicable law, that such conditions may be waived in writing pursuant to Section 9.5 by the joint action of the parties hereto:

(a) Shareholder Approvals. The LG&E Energy Shareholders' Approval and the KU Energy Shareholders' Approval shall have been obtained.

(b) No Injunction. No temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Merger shall have been issued and be continuing in effect, and the Merger and the other transactions contemplated hereby shall not have been prohibited under any applicable federal or state law or regulation.

(c) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect.

(d) Listing of Shares. The shares of LG&E Energy Common Stock issuable in the Merger pursuant to Article II shall have been approved for listing on the NYSE upon official notice of issuance.

(e) <u>Statutory Approvals</u>. The KU Energy Required Statutory Approvals and the LG&E Energy Required Statutory Approvals shall have been obtained at or prior to the Effective Time, such approvals shall have become Final Orders (as defined below), and such Final Orders shall not impose terms or conditions which, in the aggregate, would have, or would be reasonably likely to have, a material adverse effect on the business, assets, financial condition or results of operations of LG&E or KU or the Company and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties contained herein. A "Final Order" means action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

(f) <u>Pooling</u>. Each of KU Energy and LG&E Energy shall have received a letter of its independent public accountants, dated the Closing Date, in form and substance reasonably satisfactory, in each case, to KU Energy and LG&E Energy, stating that the transactions effected pursuant to this Agreement will qualify as a pooling of interests transaction under GAAP and applicable SEC regulations.

(g) <u>Dissenters' Rights</u>. The number of KU Energy Dissenting Shares shall not constitute more than 10% of the number of issued and outstanding shares of KU Energy Common Stock and the number of LG&E Energy Dissenting Shares shall not constitute more than 10% of the number of issued and outstanding shares of LG&E Energy Common Stock.

Section 8.2 <u>Conditions to Obligation of LG&E Energy to Effect the Merger</u>. The obligation of LG&E Energy to effect the Merger shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by LG&E Energy in writing pursuant to Section 9.5:

(a) <u>Performance of Obligations of KU Energy</u>. KU Energy (and/or its appropriate subsidiaries) shall have performed its agreements and covenants contained in Sections 6.1(b) and 6.1(c) and shall have performed in all material respects its other agreements and covenants contained in or contemplated by this Agreement and the KU Energy Stock Option Agreement required to be performed by it at or prior to the Effective Time.

(b) <u>Representations and Warranties</u>. The representations and warranties of KU Energy set forth in this Agreement and the KU Energy Stock Option Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the date hereof or the Closing Date which need only be true and correct as of such date or time) except in each of cases (i) and (ii) for such failures of representations or warranties to be true and correct (without regard to any materiality qualifications contained therein) which, individually or in the aggregate, would not be reasonably likely to result in a KU Energy Material Adverse Effect.

(c) Closing Certificates. LG&E Energy shall have received a certificate signed by the chief financial officer of KU Energy, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d) KU Energy Material Adverse Effect. No KU Energy Material Adverse Effect shall have occurred and there shall exist no fact or circumstance which is reasonably likely to have a KU Energy Material Adverse Effect.

(e) KU Energy Required Consents. The KU Energy Required Consents the failure of which to obtain would have a KU Energy Material Adverse Effect shall have been obtained.

(f) Affiliate Agreements. The Company shall have received Affiliate Agreements, duly executed by each "affiliate" of KU Energy, substantially in the form of Exhibit C-1, as provided in Section 7.8.

(g) Tax Opinion. LG&E Energy shall have received an opinion of Simpson Thacher & Bartlett satisfactory in form and substance to LG&E Energy, dated as of the Closing Date, to the effect that the Merger will be treated as a tax-free reorganization under Section 368(a) of the Code.

(h) No Trigger of KU Energy Rights. No event shall have occurred that has or would result in the triggering of any right or entitlement of KU Energy shareholders under the KU Energy Rights Agreement, including a "Distribution Date", "Triggering Event" "Flip-in Event" or "Flip-over Event" (as such terms are defined in the KU Energy Rights Agreement), or will occur as a result of the consummation of the Merger, which has or would have or be reasonably likely to result in a KU Energy Material Adverse Effect or materially change the number of outstanding equity securities of KU Energy or the Company, and the KU Energy Rights shall not have become nonredeemable by any action of the KU Energy Board of Directors.

Section 8.3 Conditions to Obligation of KU Energy to Effect the Merger. The obligation of KU Energy to effect the Merger shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by KU Energy in writing pursuant to Section 9.5:

(a) Performance of Obligations of LG&E Energy. LG&E Energy (and/or its appropriate subsidiaries) shall have performed its agreements and covenants contained in Sections 6.1(b) and 6.1(c) and shall have performed in all material respects its other agreements and covenants contained in or contemplated by this Agreement and the LG&E Energy Stock Option Agreement required to be performed at or prior to the Effective Time.

(b) Representations and Warranties. The representations and warranties of LG&E Energy set forth in this Agreement and the LG&E Energy Stock Option Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the date hereof or the Closing Date which need only be true and correct as of such date or time) except in each of cases (i) and (ii) for such failures of representations or warranties to be true and correct (without regard to any materiality qualifications contained therein) which, individually or in the aggregate, would not be reasonably likely to result in a LG&E Energy Material Adverse Effect.

(c) Closing Certificates. KU Energy shall have received a certificate signed by the chief financial officer of LG&E Energy, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) LG&E Energy Material Adverse Effect. No LG&E Energy Material Adverse Effect shall have occurred and there shall exist no fact or circumstance which is reasonably likely to have a LG&E Energy Material Adverse Effect.

(e) LG&E Energy Required Consents. The LG&E Energy Required Consents the failure of which to obtain would have a LG&E Energy Material Adverse Effect shall have been obtained.

(f) Affiliate Agreements. The Company shall have received Affiliate Agreements, duly executed by each "affiliate" of LG&E Energy substantially in the form of Exhibit C-2, as provided in Section 7.8.

(g) Tax Opinion. KU Energy shall have received an opinion of Jones, Day, Reavis & Pogue satisfactory in form and substance to KU Energy, dated as of the Closing Date, to the effect that the Merger will be treated as a tax-free reorganization under Section 368(a) of the Code.

(h) No Trigger of LG&E Energy Rights. No event shall have occurred that has or would result in the triggering of any right or entitlement of LG&E Energy shareholders under the LG&E Energy Rights Agreement, including a "Distribution Date" or "Triggering Event" (as such terms are defined in the LG&E Energy Rights Agreement) or a "Flip-in" or "Flip-over" event as commonly described in such rights plans, or will occur as a result of consummation of the Merger, which has or would have or be reasonably likely to result in a LG&E Energy Material Adverse Effect or materially change the number of outstanding equity securities of LG&E Energy or the Company, and the LG&E Energy Rights shall not have become nonredeemable by any action of the LG&E Energy Board of Directors.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or (except as otherwise set forth below) after approval by the shareholders of the respective parties hereto contemplated by this Agreement:

(a) by mutual written consent of the Boards of Directors of KU Energy and LG&E Energy;

(b) by either LG&E Energy or KU Energy, by written notice to the other party, if the Effective Time shall not have occurred on or before the second anniversary of the date hereof (the "Initial Termination Date"); provided, however, that the right to terminate the Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; and provided, further, that if on the Initial Termination Date the conditions to the Closing set forth in Sections 8.1(e), 8.2(e) and/or 8.3(e) shall not have been fulfilled but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Initial Termination Date shall be extended to the thirty month anniversary of the date hereof;

(c) by either LG&E Energy or KU Energy, by written notice to the other party, if the LG&E Energy Shareholders'

Approval shall not have been obtained at a duly held LG&E Energy Meeting, including any adjournments thereof, or the KU Energy Shareholders' Approval shall not have been obtained at a duly held KU Energy Meeting, including any adjournments thereof;

(d) by either LG&E Energy or KU Energy, if any state or federal law, order, rule or regulation is adopted or issued, which has the effect, as supported by the written advice of outside counsel for such party, of prohibiting the Merger, or by either LG&E Energy or KU Energy if any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, judgment or decree shall have become final and nonappealable;

(e) by LG&E Energy, at any time prior to the time at which the LG&E Energy Shareholders' Approval has been obtained, upon five days' prior notice to KU Energy, if, as a result of a tender offer by a party other than KU Energy or any of its affiliates or any written offer or proposal with respect to a merger, sale of a material portion of its assets or other business combination (each, a "Business Combination") by a party other than KU Energy or any of its affiliates, the Board of Directors of LG&E Energy determines in good faith that its fiduciary obligations under applicable law require that such tender offer or other written offer or proposal be accepted; provided, however, that (i) the Board of Directors of LG&E Energy shall have received the written advice of outside counsel that, notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties, and notwithstanding all concessions which may be offered by KU Energy in negotiations entered into pursuant to clause (ii) below, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or other written offer or proposal; and (ii) prior to any such termination, LG&E Energy shall, and shall cause its respective financial and legal advisors to, negotiate with KU Energy to make such adjustments in the terms and conditions of this Agreement as would enable LG&E Energy to proceed with the transactions contemplated herein on such adjusted terms; provided further that, notwithstanding anything in this Section 9.1(e) to the contrary, LG&E Energy and KU Energy intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of a Business Combination proposal, it being acknowledged and agreed that any such proposal would interfere with the strategic advantages and benefits that LG&E Energy and KU Energy expect to derive from this Agreement and the transactions contemplated hereby;

(f) by KU Energy, at any time prior to the time at which the KU Energy Shareholders' Approval has been obtained, upon five days' prior notice to LG&E Energy, if, as a result of a tender offer by a party other than LG&E Energy or any of its affiliates or any written offer or proposal with respect to a Business Combination by a party other than LG&E Energy or any of its affiliates, the Board of Directors of KU Energy determines in good faith that its fiduciary obligations under applicable law require that such tender offer or other written offer or proposal be accepted; provided, however, that (i) the Board of Directors of KU Energy shall have received the written advice of outside counsel that, notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties, and notwithstanding all concessions which may be offered by LG&E Energy in negotiations entered into pursuant to clause (ii) below, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or other written offer or proposal; and (ii) prior to any such termination, KU Energy shall, and shall cause its respective financial and legal advisors to, negotiate with LG&E Energy to make such adjustments in the terms and conditions of this Agreement as would enable KU Energy to proceed with the transactions contemplated herein on such adjusted terms; provided further that, notwithstanding anything in this Section 9.1(f) to the contrary, LG&E Energy and KU Energy intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of a Business Combination proposal, it being acknowledged and agreed that any such proposal would interfere with the strategic advantages and benefits that LG&E Energy and KU Energy expect to derive from this Agreement and the transactions contemplated hereby;

(g) by KU Energy, by written notice to LG&E Energy, if (i) there exist inaccuracies of the representations and warranties of LG&E Energy made herein as of the date hereof which inaccuracies, individually or in the aggregate, would or would be reasonably likely to result in a LG&E Energy Material Adverse Effect, and such inaccuracies shall not have been remedied within 20 days after receipt by LG&E Energy of notice in writing from KU Energy, specifying the nature of such inaccuracies and requesting that they be remedied, (ii) LG&E Energy (and/or its appropriate subsidiaries) shall not have performed and complied with its agreements and covenants contained in Sections 6.1(b) and 6.1(c), or shall have failed to perform and comply with, in all material respects, its other agreement and covenants hereunder or under the LG&E Energy Stock Option Agreement and such failure to perform or comply shall not have been remedied within 20 days after receipt by LG&E Energy of notice in writing from KU Energy, specifying the nature of such failure and requesting that it be remedied; or (iii) the Board of Directors of LG&E Energy or any committee thereof (A) shall withdraw or modify in any manner adverse to KU Energy its approval or recommendation of this Agreement or the Merger, (B) shall fail to reaffirm such approval or recommendation upon KU Energy's request, (C) shall approve or recommend any acquisition of LG&E Energy or a material portion of its assets or any tender offer for shares of capital stock of LG&E Energy, in each case, by a party other than KU Energy or any of its affiliates or (D) shall resolve to take any of the actions specified in clause (A), (B) or (C);

(h) by LG&E Energy, by written notice to KU Energy, if (i) there exist material inaccuracies of the representations and warranties of KU Energy made herein as of the date hereof, which inaccuracies, individually or in the aggregate, would or would be reasonably likely to result in a KU Energy Material Adverse Effect, and such inaccuracies shall not have been remedied within 20 days after receipt by KU Energy of notice in writing from LG&E Energy, specifying the nature of such inaccuracies and requesting that they be remedied, (ii) KU Energy (and/or its appropriate subsidiaries) shall not have performed and complied with its agreements and covenants contained in Sections 6.1(b) and 6.1(c) or shall have failed to perform and comply with, in all material respects, its other agreements and covenants hereunder or under the KU Energy Stock Option Agreement, and such failure to perform or comply shall not have been remedied within 20 days after receipt by KU Energy of notice in writing from LG&E Energy, specifying the nature of such failure and requesting that it be remedied; or (iii) the Board of Directors of KU Energy or any committee thereof (A) shall withdraw or modify in any manner adverse to LG&E Energy its approval or recommendation of this Agreement or the Merger, (B) shall fail to reaffirm such approval or recommendation upon LG&E Energy's request, (C) shall approve or recommend any acquisition of KU Energy or a material portion of its assets or any tender offer for the shares of capital stock of KU Energy, in each case by a party other than LG&E Energy or any of its affiliates or (D) shall resolve to take any of the actions specified in clause (A), (B) or (C); or

(i) by either LG&E Energy or KU Energy, by written notice to the other party, if (A) a third party acquires securities representing greater than 50% of the voting power of the outstanding voting securities of such other party or (B) individuals who as of the date hereof constitute the board of directors of such other party (together with any new directors whose election by such board of directors or whose nomination for election by the stockholders of such party was approved by a vote of a majority of the directors of such party then still in office who are either directors as of the date hereof or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of such party then in office.

Section 9.2 Effect of Termination. Subject to Section 10.1(b), in the event of termination of this Agreement by either KU Energy or LG&E Energy pursuant to Section 9.1 there shall be no liability on the part of either KU Energy or LG&E Energy or their respective officers or directors hereunder, except that Section 7.16 and Section 9.3, the agreement contained in the last sentence of Section 7.1, Section 10.2, Section 10.4 and Section 10.8 shall survive the termination.

Section 9.3 Termination Fee; Expenses.

(a) Termination Fee upon Breach or Withdrawal of Approval. If this Agreement is terminated at such time that this Agreement is terminable pursuant to one (but not both) of (x) Section 9.1(g)(i) or (ii) or (y) Section 9.1(h)(i) or (ii), then: (i) the breaching party shall promptly (but not later than five business days after receipt of notice from the non-breaching party) pay to the non-breaching party in cash an amount equal to all documented out-of-pocket expenses and fees incurred by the non-breaching party (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of, in connection with or related to the Merger or the transactions contemplated by this Agreement) not in excess of $10 million; provided, however, that, if this Agreement is terminated by a party as a result of a willful breach by the other party, the non-breaching party may pursue any remedies available to it at law or in equity and shall, in addition to its out-of-pocket expenses (which shall be paid as specified above and shall not be limited to $10 million), be entitled to recover such additional amounts as such non-breaching party may be entitled to receive at law or in equity; and (ii) if (x) at the time of the breaching party's willful breach of this Agreement, there shall have been a third-party tender offer for shares of, or a third party offer or proposal with respect to a Business Combination involving, such party or any of its affiliates which at the time of such termination shall not have been rejected by such party and its board of directors and withdrawn by the third party, and (y) within two and one-half years of any termination by the non-breaching party, the breaching party or an affiliate thereof becomes a subsidiary of such offeror or a subsidiary of an affiliate of such offeror or accepts a written offer to consummate or consummates a Business Combination with such offeror or an affiliate thereof, then such breaching party (jointly and severally with its affiliates), upon the signing of a definitive agreement relating to such a Business Combination, or, if no such agreement is signed then at the closing (and as a condition to the closing) of such breaching party becoming such a subsidiary or of such Business Combination, will pay to the non-breaching party an additional fee equal to $50 million in cash; provided that in no event shall the additional termination fee provided for in Section 9.3(b) be payable if the additional fee referred to in this Section 9.3(a)(ii) has been paid.

(b) Additional Termination Fee. (i) If (A) this Agreement (w) is terminated by LG&E Energy pursuant to Section 9.1(e), (x) is terminated by KU Energy pursuant to Section 9.1(g)(iii), (y) is terminated pursuant to Section 9.1(c) following a failure of the shareholders of LG&E Energy to grant the necessary approvals described in Section 5.13 (provided that the shareholders of KU Energy shall not also have failed to grant the necessary approvals described in Section 4.13) or (z) is terminated as a result of LG&E Energy's material breach of Section 7.4, and (B) at the time of such termination or prior to the meeting of LG&E Energy's shareholders there shall have been a third-party tender offer for shares of, or a third-party offer or proposal with respect to a Business Combination involving, LG&E Energy or any of its affiliates which at the time of such termination or of the meeting of LG&E Energy's shareholders shall not have been (1) rejected by LG&E Energy and its board of directors and (2) withdrawn by the third-party, and (C) within two and one-half years of any such termination described in clause (A) above, LG&E Energy or its affiliate which is the subject of the tender offer or offer or proposal with respect to a Business Combination (the "LG&E Energy Target Party") becomes a subsidiary of such offeror or a subsidiary of an affiliate of such offeror or accepts a written offer to consummate or consummates a Business Combination with such offeror or affiliate thereof, then such LG&E Energy Target Party (jointly and severally with its affiliates), upon the signing of a definitive agreement relating to such a Business Combination, or, if no such agreement is signed, then at the closing (and as a condition to the closing) of such LG&E Energy Target Party becoming such a subsidiary or of such Business Combination, will pay to KU Energy a termination fee equal to $50 million in cash plus the out-of-pocket fees and expenses incurred by KU Energy (including, without limitation, fees and expenses payable to all legal, accounting financial, public relations and other professional advisors arising out of, in connection with or related to the Merger or the transactions contemplated by this Agreement).

(ii) If (A) this Agreement (w) is terminated by KU Energy pursuant to Section 9.1(f), (x) is terminated by LG&E Energy pursuant to Section 9.1(h)(iii), (y) is terminated pursuant to Section 9.1(c) following a failure of the shareholders of KU Energy to grant the necessary approvals described in Section 4.13 (provided that the shareholders of LG&E Energy shall not also have failed to grant the necessary approvals described in Section 5.13) or (z) is terminated as a result of KU Energy's material breach of Section 7.4, and (B) at the time of such termination or prior to the meeting of KU Energy's shareholders there shall have been a third-party tender offer for shares of, or a third-party offer or proposal with respect to a Business Combination involving, KU Energy or any of its affiliates which at the time of such termination or of the meeting of KU Energy's shareholders shall not have been (1) rejected by KU Energy and its board of directors and (2) withdrawn by the third-party, and (C) within two and one-half years of any such termination described in clause (A) above, KU Energy or its affiliate which is the subject of the tender offer or offer or proposal with respect to a Business Combination (the "KU Energy Target Party" becomes a subsidiary of such offeror or a subsidiary of an affiliate of such offeror or accepts a written offer to consummate or consummates a Business Combination with such offeror or affiliate thereof, then such KU Energy Target Party (jointly and severally with its affiliates), upon the signing of a definitive agreement relating to such a Business Combination, or, if no such agreement is signed, then at the closing (and as a condition to the closing) of such KU Energy Target Party becoming such a subsidiary or of such Business Combination, will pay to LG&E Energy a termination fee equal to $50 million in cash plus the out-of-pocket fees and expenses incurred by LG&E Energy (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of, in connection with or related to the Merger or the transactions contemplated by this Agreement).

(c) Expenses. The parties agree that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by the Agreement and constitute liquidated damages and not a penalty. If one party fails to promptly pay to the other any fee due hereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. (or its successor) from the date such fee was required to be paid.

(d) Limitation of Termination Fees. Notwithstanding anything herein to the contrary, the aggregate amount payable to LG&E Energy and its affiliates pursuant to Section 9.3(a), Section 9.3(b) and the terms of the KU Energy Stock Option Agreement shall not exceed $70 million and the aggregate amount payable to KU Energy and its affiliates pursuant to Section 9.3(a), Section 9.3(b) and the terms of the LG&E Energy Stock Option Agreement shall not exceed $70 million (including, in each case, reimbursement for fees and expenses payable pursuant to this Section 9.3). For purposes of this Section 9.3(d), the amount payable pursuant to the terms of the KU Energy Stock Option Agreement or the LG&E Energy Stock Option Agreement, as the case may be, shall be the amount paid pursuant to Sections 7(a)(i) and 7(a)(ii) thereof.

Section 9.4 Amendment. This Agreement may be amended by the Boards of Directors of the parties hereto, at any time before or after approval hereof by the shareholders of KU Energy and LG&E Energy and prior to the Effective Time, but after such approvals, no such amendment shall (i) alter or change the amount or kind of shares, rights or any of the proceedings of the treatment of shares under Article II, or (ii) alter or change any of the terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the rights of holders of KU Energy capital stock or LG&E Energy capital stock, except for alterations or changes that could otherwise be adopted by the Board of Directors of the Company, without the further approval of such shareholders, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.5 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-Survival; Effect of Representations and Warranties. (a) All representations, warranties and agreements in this Agreement shall not survive the Merger, except as otherwise provided in this Agreement and except for the agreements contained in this Section 10.1 and in Article II, Section 6.1(n), Section 7.5, Section 7.9, Section 7.10, Section 7.11, Section 7.13, Section 7.14, Section 7.15, Section 7.16, Section 7.17 and Section 10.7.

(b) No party may assert a claim for inaccuracy of any representation or warranty contained in this Agreement (whether by direct claim or counterclaim) except in connection with the termination of this Agreement pursuant to Section 9.1(g)(i) or Section 9.1(h)(i) (or pursuant to any other subsection of Section 9.1, if the terminating party would have been entitled to terminate this Agreement pursuant to Section 9.1(g)(i) or Section 9.1(h)(i)).

Section 10.2 Brokers. KU Energy represents and warrants that, except for Goldman, Sachs & Co. whose fees have been disclosed to LG&E Energy prior to the date hereof, no broker, finder or investment banker is entitled to any brokerage finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of KU Energy. LG&E Energy represents and warrants that, except for The Blackstone Group L.P., whose fees have been disclosed to KU Energy prior to the date hereof, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of LG&E Energy.

Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (i) delivered personally, (ii) sent by reputable overnight courier service, (iii) telecopied (which is confirmed), or (iv) five days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to KU Energy, to:

KU Energy Corporation
One Quality Street
Lexington, Kentucky 40507
Attention: O.M. Goodlett
Telephone: (606) 367-1104
Telecopy: (606) 367-1199

with a copy to:

Robert A. Yolles, Esq.
Jones, Day, Reavis & Pogue
77 West Wacker Drive
Chicago, Illinois 60601-1692
Telephone: (312) 269-4145
Telecopy: (312) 782-8585

(b) If to LG&E Energy, to:

LG&E Energy Corp.
220 West Main Street
Louisville, Kentucky 40202
Attention: Victor A. Staffieri
Telephone: (502) 627-3912
Telecopy: (502) 627-2155

with copies to:

Richard I. Beattie, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2635

Telecopy: (212) 455-2502

and

Gardner, Carton & Douglas
Quaker Tower
321 North Clark Street, Suite 3400
Chicago, Illinois 60610-4795
Attention: Peter D. Clarke, Esq.
Telephone: (312) 245-8685
Telecopy: (312) 644-3381

Section 10.4 Miscellaneous. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof other than the Confidentiality Agreement (provided that Paragraph 7 of the Confidentiality Agreement is superseded by the terms hereof and shall have no further force or effect); (ii) shall be deemed and construed as, and is intended to be, a "Definitive Agreement" within the meaning of paragraph 10 of the Confidentiality Agreement; (iii) shall not be assigned by operation of law or otherwise; and (iv) shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky applicable to contracts executed in and to be fully performed in such Commonwealth, without giving effect to its conflicts of law, rules or principles and except to the extent the provisions of this Agreement (including the documents or instruments referred to herein) are expressly governed by or derive their authority from the KBCA.

Section 10.5 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to a Section or Exhibit of this Agreement, respectively, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Unless the context otherwise requires, the use of the singular shall include the plural, the use of the masculine shall include the feminine, and vice versa. As used in this Agreement, the antecedent of any personal pronoun shall be deemed to be only the next preceding proper noun or nouns, as appropriate for such pronoun. As used in this Agreement, any reference to any law, rule or regulation shall be deemed to include a reference to any amendments, revisions or successor provisions to such law, rule or regulation.

Section 10.6 Counterparts; Effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except for rights of Indemnified Parties as set forth in Section 7.5, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing and any other provision of this Agreement, and in addition to any other required action of the Board of Directors of LG&E Energy, (a) a majority of the directors (or their successors) serving on the Board of Directors of the Company who are designated by KU Energy pursuant to Section 7.13 shall be entitled during the three year period commencing at the Effective Time (the "Three Year Period") to enforce the provisions of Section 7.9, Section 7.10, Section 7.11, Section 7.14 and Section 7.15 on behalf of the KU Energy officers, directors and employees, as the case may be, and (b) a majority of the directors (or their successors) serving on the Board of Directors of the Company who are designated by LG&E Energy pursuant to Section 7.13 shall be entitled during the Three Year Period to enforce the provisions of Section 7.9, Section 7.10, Section 7.11, Section 7.14 and Section 7.15 on behalf of the LG&E Energy officers, directors and employees, as the case may be. Such directors' rights and remedies under the preceding sentence are cumulative and are in addition to any other rights and remedies they may have at law or in equity, but in no event shall this Section 10.7 be deemed to impose any additional duties on any such directors. The Company shall pay, at the time they are incurred, all costs, fees and expenses of such directors incurred in connection with the assertion of any rights on behalf of the persons set forth above pursuant to this Section 10.7.

Section 10.8 Waiver of Jury Trial and Certain Damages. Each party to this Agreement waives, to the fullest extent permitted by applicable law, (i) any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement and (ii) except with respect to Section 9.3, which shall not __ limited in any way, any right it may have to receive damages from any other party based on any theory of liability for any special, indirect, consequential (including lost profits) or punitive damages.

Section 10.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the Commonwealth of Kentucky or in Kentucky state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the Commonwealth of Kentucky or any Kentucky state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the Commonwealth of Kentucky.

IN WITNESS WHEREOF, LG&E Energy Corp. and KU Energy Corporation have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

LG&E ENERGY CORP. COPY

By: [signature]

Name: Roger W. Hale
Title: Chairman, President and Chief Executive Officer

Attest:

[signature]
Secretary

KU ENERGY CORPORATION

By: [signature]

Name: Michael R. Whitley
Title: Chairman, President and Chief Executive Officer

Attest:

[signature]
Secretary

"265507

RECEIVED AND FILED $350,080.00

MAY 1 12 23 PM '98

JOHN Y. BROWN III
SECRETARY OF STATE
COMM. OF KENTUCKY
BY

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF LG&E ENERGY CORP.

Pursuant to the provisions of Sections 271B.10-030, 271B.10-060 and 271B.10-070 of the Kentucky Business Corporation Act, as amended, **LG&E Energy Corp.**, a Kentucky corporation (the "Company"), hereby adopts the following Articles of Amendment and Restatement to its Amended and Restated Articles of Incorporation, and certifies the following in connection with this amendment and restatement.

FIRST: The name of the Company is LG&E Energy Corp.

SECOND: The Amended and Restated Articles of Incorporation filed herewith as Exhibit A (the "Restatement"), contain amendments to Article Fourth and Article Fourteenth thereof.

THIRD: The amendments to Article Fourth of the Restatement were recommended by the Company's Board of Directors on May 20, 1997 and adopted by the Company's shareholders at a Special Meeting on October 14, 1997 in the manner prescribed by the Kentucky Business Corporation Act. The only voting group entitled to vote on the foregoing was owners of record on August 8, 1997 of the Corporation's Common Stock (without par value). The designation, number of outstanding shares, number of votes entitled to be cast by the voting group entitled to vote on such amendment, and the number of votes of the voting group indisputably represented at the meeting were as follows:

Designation	Number of Outstanding shares	Number of votes entitled to be cast	Number of votes indisputably represented at the meeting
Common Stock	66,486,875	66,486,875	52,499,555.39

FOURTH: The total number of votes cast for the amendments to Article Fourth of the Restatement, against such amendment, and abstaining regarding the amendment by the voting group entitled to vote on such amendment was as follows: 49,738,586.696 votes for, 1,678,589.993 votes against and 1,082,378.707 votes abstaining. The number of votes cast for such amendment by the voting group was sufficient for approval by such voting group.

FIFTH: The amendments to Article Fourteenth of the Restatement do not require shareholder approval and were adopted by the Company's Board of Directors on April 22, 1998.

SIXTH: The amendments contained in the Restatement do not provide for an exchange, reclassification or cancellation of issued shares of stock of the Company.

SEVENTH: As amended above, Articles First through Fourteenth of the Company's Articles of Incorporation are restated in their entirety as set forth in the Restatement. The Restatement, together with the amendments contained therein, supersede the original Amended and Restated Articles of Incorporation, as amended, and all amendments thereto.

EIGHTH: The Restatement, containing the amendments adopted, shall be effective at 7:00 a.m. E.D.T. on May 4, 1998 and shall read in its entirety as set forth on Exhibit A attached hereto.

Dated: April 30, 1998

LG&E ENERGY CORP.

By: [signature]
John R. McCall
Executive Vice President,
General Counsel and
Corporate Secretary

a:\20244493.2w6

EXHIBIT A

RESTATED ARTICLES OF INCORPORATION
OF
LG&E ENERGY CORP.

"**FIRST**. The corporate name is

LG&E Energy Corp.

SECOND. The address of the registered office of LG&E Energy Corp. (herein, the "Company") is 220 West Main Street, P.O. Box 32030, Louisville, Kentucky 40232 and the name of the Company's registered agent at that office is John R. McCall.

THIRD. The mailing address of the principal office of the Company is 220 West Main Street, P.O. Box 32030, Louisville, Kentucky 40232.

FOURTH. A. *AUTHORIZED CAPITAL STOCK.* The total number of shares which the Company shall have the authority to issue shall be 305,000,000 shares, of which 300,000,000 shares shall be Common Stock, without par value, and 5,000,000 shares shall be Preferred Stock, without par value.

B. *COMMON STOCK.* The Board of Directors is hereby authorized to cause shares of Common Stock, without par value, to be issued from time to time for such consideration as may be fixed from time to time by the Board of Directors, or by way of stock split pro rata to the holders of the Common Stock. The Board of Directors may also determine the proportion of the proceeds received from the sale of such stock which shall be credited upon the books of the Company to Capital or Capital Surplus.

Each share of the Common Stock shall be equal to all respects to every other share of the Common Stock. Subject to any special voting rights of the holders of Preferred Stock fixed by or pursuant to the provisions of Paragraph C of this Article Fourth, the shares of Common Stock shall entitle the holders thereof to one vote for each share upon all matters upon which shareholders have the right to vote and, to the extent required by law, to cumulative voting in all elections of directors by shareholders.

No holder of shares of Common Stock shall be entitled as such as a matter of right to subscribe for or purchase any part of any new or additional issue of stock, or securities convertible into stock, of any class whatsoever, whether now or hereafter authorized, and whether issued for cash, property, services or otherwise. After the requirements with respect to preferential dividends on Preferred Stock (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth), if any, shall have been met and after the Company shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth) and subject further to any other conditions which may be fixed by or pursuant to the provisions of Paragraph C of this Article Fourth, then, but not otherwise, the holders of Common Stock shall be entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors.

After distribution in full of the preferential amount (fixed by or pursuant to the provisions of Paragraph C of this Article Fourth), if any, to be distributed to the holders of Preferred Stock in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Company, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Company, tangible and intangible, of whatever kind available for distribution to shareholders, ratably in proportion to the number of shares of Common Stock held by each.

C. *PREFERRED STOCK.* Shares of Preferred Stock may be divided into and issued in such series, on such terms and for such consideration as may from time to time be determined by the Board of Directors of the Company. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. All shares of Preferred Stock shall be identical, except as to variations between different series in the relative rights and preferences as permitted or contemplated by the next succeeding sentence. Authority is hereby vested in the Board of Directors of the Company to establish out of shares of Preferred Stock which are authorized and unissued from time to time one or more series thereof and to fix and determine the following relative rights and preferences of shares of each such series:

(1) The distinctive designation of, and the number of shares which shall constitute, the series and the "stated value" or "nominal value," if any, thereof;

(2) The rate of dividend applicable to shares of such series;

(3) The price at and the terms and conditions on which shares of such series may be redeemed;

(4) The amount payable upon shares of such series in the event of the involuntary liquidation of the Company;

(5) The amount payable upon shares of such series in the event of the voluntary liquidation of the Company;

(6) Sinking fund provisions for the redemption or purchase of shares of such series;

(7) The terms and conditions on which shares of such series may be converted, if such shares are issued with the privilege of conversion;

(8) The voting powers, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include (i) the right to one or less than one vote per share on any or all matters voted upon by the shareholders and (ii) the right to vote, as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of this Company in the event there shall have been a failure to pay dividends on any one or more series of Preferred Stock or under such other circumstances and upon such conditions as the Board of Directors may determine; provided, however, that in no event shall a share of Preferred Stock have more than one vote; and

(9) Any other such rights and preferences as are not inconsistent with the Kentucky Business Corporation Act.

No holder of any share of any series of Preferred Stock shall be entitled to vote for the election of directors or in respect of any other matter except as may be required by the Kentucky Business Corporation Act, as amended, or as is permitted by the resolution or resolutions adopted by the Board of Directors authorizing the issue of such series of Preferred Stock.

D. *OTHER PROVISIONS.*

(1) The relative powers, preferences, and rights of each series of Preferred Stock in relation to the powers, preferences and rights of each other series of Preferred Stock shall, in each case, be as fixed from time to time by the Board of Directors in the resolution or resolutions adopted pursuant to authority granted in Paragraph C of this Article Fourth, and the consent by class or series vote or otherwise, of the holders of the Preferred Stock or such of the series of the Preferred Stock as are from time to time outstanding shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock whether the powers, preferences and rights of such other series shall be fixed by the Board of Directors as senior to, or on a parity with, powers, preferences and rights of such outstanding series, or any of them, provided, however, that the Board of Directors may provide in such resolution or resolutions adopted with respect to any series of Preferred Stock that the consent of the holders of a majority (or such greater proportion as shall be therein fixed) of the outstanding shares of such series voting thereon shall be required for the issuance of any or all other series of Preferred Stock.

(2) Subject to the provisions of Section 1 of this Paragraph D, shares of any series of Preferred Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(3) Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(4) No holder of any of the shares of any class or series of shares or securities convertible into such shares of any class or series of shares, or of options, warrants or other rights to purchase or acquire shares of any class or series of shares or of other securities of the Company shall have any preemptive right to purchase, acquire, subscribe for any unissued shares of any class or series or any additional shares of any class or series to be issued by reason of any increase of the authorized capital stock of the Company of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for shares of any class or series, or carrying any right to purchase or acquire shares of any class or series, but any such unissued shares, additional authorized issue of shares of any class or series of shares or securities convertible into or exchangeable for shares, or carrying any right to purchase or acquire shares, may be issued and disposed of pursuant to resolution of the Board of Directors to such persons, firms, corporations or associations, and upon such terms, as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

(5) The Company reserves the right to increase or decrease its authorized capital shares, or any class or series thereof or to reclassify the same and to amend, alter, change or repeal any provision contained in the Articles of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, but subject to such conditions and limitations as are hereinbefore prescribed, and all rights conferred upon shareholders in the Articles of Incorporation of this Company, or any amendment thereto, are granted subject to this reservation.

FIFTH. The purpose of the Company is the transaction of any or all lawful business for which corporations may be incorporated under the Kentucky Business Corporation Act.

SIXTH. The period of the Company's duration shall be perpetual.

SEVENTH. A. *CERTAIN DEFINITIONS.* For purposes of this Article Seventh:

(1) "Affiliate," including the term "affiliated person," means a person who directly, or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

(2) "Associate," when used to indicate a relationship with any person, means:

(a) Any corporation or organization (other than the Company or a Subsidiary), of which such person is an officer, director or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of Equity Securities;

(b) Any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(c) Any relative or spouse of such person, or any relative of such spouse, any one (1) of whom has the same home as such person or is a director or officer of the corporation or any of its Affiliates.

(3) "Beneficial Owner," when used with respect to any Voting Stock, means a person:

(a) Who, individually or with any of its Affiliates or Associates, beneficially owns Voting Stock, directly or indirectly; or

(b) Who, individually or with any of its Affiliates or Associates, has:

1. The right to acquire Voting Stock, whether such right is exercisable immediately or only after the passage of time and whether or not such right is exercisable only after specified conditions are met, pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise;

2. The right to vote Voting Stock pursuant to any agreement, arrangement, or understanding; or

3. Any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting or disposing of Voting Stock with any other person who beneficially owns, or whose Affiliates or Associates beneficially owns, directly or indirectly, such shares of Voting Stock.

(4) "Business Combination" means:

(a) Any merger or consolidation of the Company or any Subsidiary with any Interested Shareholder, or any other corporation, whether or not itself an Interested Shareholder, which is, or after the merger or consolidation would be, an Affiliate of an Interested Shareholder who was an Interested Shareholder prior to the transaction;

(b) Any sale, lease, transfer, or other disposition, other than in the ordinary course of business, in one (1) transaction or a series of transactions in any twelve-month period, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any Subsidiary, of any assets of the Company or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors of the Company, an aggregate book value as of the end of the Company's most recently ended fiscal quarter of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth as of the end of its most recently ended fiscal quarter;

(c) The issuance or transfer by the Company, or any Subsidiary, in one transaction or a series of transactions in any twelve-month period, of any Equity Securities of the Company or any Subsidiary which have an aggregate Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company, determined as of the end of the Company's most recently ended fiscal quarter prior to the first such issuance or transfer, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any of its Subsidiaries, except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the Company's Voting Stock or any other method affording substantially proportionate treatment to the holders of Voting Stock;

(d) The adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an Interested Shareholder or any Affiliate of any Interested Shareholder; or

(e) Any reclassification of securities, including any reverse stock split; or recapitalization of the Company; or any merger or consolidation of the Company with any of its Subsidiaries; or any other transaction which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by five percent (5%) or more the proportionate amount of the outstanding shares of any class of Equity Securities of the Company or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder or any Affiliate of any Interested Shareholder.

(5) "Common Stock" means any stock of the Company other than preferred or preference stock of the Company.

(6) "Continuing Director" means any member of the Company's Board of Directors who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and who was a director of the Company prior to the time the

Interested Shareholder became an Interested Shareholder, and any successor to such Continuing Director who is not an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any of its Subsidiaries, and was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors is present.

(7) "Control," including the term "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and the beneficial ownership of ten percent (10%) or more of the votes entitled to be cast by a corporation's Voting Stock creates a presumption of control.

(8) "Equity Security" means:

(a) Any stock or similar security, certificate of interest, or participation in any profit-sharing agreement, voting trust certificate, or certificate of deposit for the foregoing;

(b) Any security convertible, with or without consideration, into an Equity Security, or any warrant or other security carrying any right to subscribe to or purchase an Equity Security; or

(c) Any put, call, straddle, or other option, right or privilege of acquiring an Equity Security from or selling an Equity Security to another without being bound to do so.

(9) "Interested Shareholder" means any person, other than the Company or any of its Subsidiaries, who:

(a) Is the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding Voting Stock of the Company; or is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding Voting Stock of the Company.

(b) For the purpose of determining whether a person is an Interested Shareholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned by the person through application of Subsection (3) of this Paragraph A of Article Seventh but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options or otherwise.

(10) "Market Value" means:

(a) In the case of stock, the highest closing sale price during the thirty-day period immediately preceding the date in question of a share of such stock on the composite tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the composite tape, on the New York Stock Exchange, or if such stock is not listed on such exchange, on the principal United States securities exchanges registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc., Automated Quotation System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present; and

(b) In the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(11) "Subsidiary" means any corporation of which Voting Stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Company.

(12) "Voting Stock" means shares of capital stock of a corporation entitled to vote generally in the election of its directors.

B. *MINIMUM SHARE VOTE REQUIREMENTS FOR APPROVAL OF BUSINESS COMBINATIONS.*

(1) In addition to any vote otherwise required by law or these Articles of Incorporation, a Business Combination shall be recommended by the Board of Directors of the Company and approved by the affirmative vote of at least:

(a) Eighty percent (80%) of the votes entitled to be cast by outstanding shares of Voting Stock of the Company, voting together as a single voting group, and

(b) Two-thirds of the votes entitled to be cast by holders of Voting Stock other than Voting Stock beneficially owned by the Interested Shareholder who is, or whose Affiliate is, a party to the Business Combination or by an Affiliate or Associate of such Interested Shareholder, voting together as a single voting group.

(2) Unless a Business Combination is exempted from the operation of this Paragraph B in accordance with Paragraph C of this Article Seventh, the failure to comply with the voting requirements of Subsection (1) of this Paragraph B shall render such Business Combination void.

C. *EXEMPTIONS FROM MINIMUM SHARE VOTE REQUIREMENTS.*

(1) For purposes of Section (2) of this Paragraph C

(a) "Announcement Date" means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or the first communication generally to shareholders of the Company, whichever is earlier.

(b) "Determination Date" means the date on which an Interested Shareholder first became an Interested Shareholder, and

(c) "Valuation Date" means:

1. For a Business Combination voted upon by shareholders, the latter of the day prior to the date of the shareholders' vote or the date twenty (20) days prior to the consummation of the Business Combination; and

2. For a Business Combination not voted upon by shareholders, the date of the consummation of the Business Combination.

(2) The vote required by Paragraph B of this Article Seventh does not apply to a Business Combination if each of the following conditions is met:

(a) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of Common Stock in such Business Combination is at least equal to the highest of the following:

1. The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it:

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The Market Value per share of Common Stock of the same class or series on the Announcement Date or on the Determination Date, whichever is higher; or

3. The price per share equal to the Market Value per share of Common Stock of the same class or series determined pursuant to clause 2 of this Subsection (a), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of Common Stock of the same class or series acquired by it within the two-year period immediately prior to the Announcement Date ever.

b. The Market Value per share of Common Stock of the same class or series on the first day in such two-year period on which the Interested Shareholder acquired any shares of Common Stock.

(b) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following, whether or not the Interested Shareholder has previously acquired any shares of a particular class or series of stock:

1. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of such class of stock acquired by it.

a. Within the two-year period immediately prior to the Announcement Date of the proposal of the Business Combination; or

b. In the transaction in which it became an Interested Shareholder, whichever is higher; or

2. The highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company; or

3. The Market Value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; or

4. The price per share equal to the Market Value per share of such class of stock determined pursuant to clause 3 of this Subsection (b), multiplied by the fraction of:

a. The highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of any class of Voting Stock acquired by it within the two-year period immediately prior to the Announcement Date, over

b. The Market Value per share of the same class of Voting Stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of the same class of Voting Stock.

(c) In making any price calculation under Section (2) of this Paragraph C, appropriate adjustments shall be made to reflect any reclassification, including any reverse stock split; recapitalization; reorganization; or any similar transaction which has the effect of reducing the number of outstanding shares of the stock. The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Shareholder has previously paid for shares of the same class or series of stock. If the Interested Shareholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.

(d) 1. After the Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination.

a. There shall have been no failure to declare and pay at the regular date therefor any full period dividends, whether or not cumulative, on any outstanding preferred stock of the Company;

b. There shall have been no reduction in the annual rate of dividends paid on any class or series of stock of the Company that is not preferred stock, except as necessary to reflect any subdivision of the stock, and an increase in such annual rate of dividends as necessary to reflect any reclassification, including any reverse stock split, recapitalization, reorganization, or any similar transaction which has the effect of reducing the number of outstanding shares of the stock;

c. The Interested Shareholder shall not become the Beneficial Owner of any additional shares of stock of the Company except as part of the transaction which resulted in such Interested Shareholder becoming an Interested Shareholder or by virtue of proportionate stock splits or stock dividends.

2. The provisions of subclauses a and b of clause 1 do not apply if no Interested Shareholder or an Affiliate or Associate of the Interested Shareholder voted as a director of the Company in a manner inconsistent with

such subclauses and the Interested shareholder, within ten (10) days after any act or failure to act inconsistent with such subclauses, notifies the Board of Directors of the Company in writing that the Interested Shareholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(e) After the Interested Shareholder has become an Interested Shareholder, the Interested Shareholder may not have received the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the Company or any Subsidiary, whether in anticipation of or in connection with such Business Combination or otherwise.

(3) (a) The vote required by Paragraph B of this Article Seventh does not apply to any Business Combination that is approved by a majority of Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the Continuing Directors is present.

(b) Unless by its terms a resolution adopted under the foregoing subsection (a) of this Section (3) is made irrevocable, it may be altered or repealed by the Board of Directors, but this shall not affect any Business Combinations that have been consummated, or are the subject of an existing agreement entered into, prior to the alteration or repeal.

D. *POWERS OF THE BOARD OF DIRECTORS.* A majority of the Continuing Directors of the Company shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article Seventh, including without limitation, (a) whether a person is an Interested Shareholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate book value or Market Value of five percent (5%) or more of the total Market Value of the outstanding stock of the Company or of its net worth, and (e) whether the requirements of Paragraph C of this Article Seventh have been met.

E. *NO EFFECT ON FIDUCIARY OBLIGATIONS OF INTERESTED SHAREHOLDERS.* Nothing contained in this Article Seventh shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

F. *AMENDMENT OR REPEAL.* Notwithstanding any other provisions of this Article Seventh or of any other Article hereof, or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Seventh, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Seventh may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least: (i) 80% of the combined voting power of the then outstanding Voting Stock of the Company, voting together as a single class and (ii) 66 2/3% of the combined voting power of the then outstanding Voting Stock (which is not beneficially owned by an Interested Shareholder), voting together as a single class.

EIGHTH. A. *NUMBER, ELECTION AND TERMS OF DIRECTORS.* The business of the Company shall be managed by a Board of Directors. The number of directors of the Company shall be fixed from time to time by or pursuant to the By-Laws of the Company. Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the manner specified in the By-Laws of the Company. One class shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 1991, another class shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 1992, and another class shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 1993, with each member of each class to hold office until a successor is elected and qualified. At each annual meeting of shareholders of the Company and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term of three years.

B. *SHAREHOLDER NOMINATION OF DIRECTOR CANDIDATES AND INTRODUCTION OF BUSINESS.* Advance notice of shareholder nominations for the election of directors, and advance notice of business to be brought by shareholders before an annual meeting of shareholders, shall be given in the manner provided in the By-Laws of the Company.

C. *NEWLY CREATED DIRECTORSHIPS AND VACANCIES.* Except as otherwise required by law and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances: (i) newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors; (ii) any director elected in accordance with the preceding clause (i) shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified; and (iii) no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. *REMOVAL.* Except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office, with or without cause, only by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding the foregoing provisions of this Paragraph D, if at any time any shareholders of the Company have cumulative voting rights with respect to the election of directors and less than the entire Board of Directors is to be removed, no director may be removed from office if the votes cast against removal would be sufficient to elect the person as a director if cumulatively voted at an election of the class of directors of which such person is a part. Whenever in this Article Eighth or in Article Ninth hereof or in Article Tenth hereof, the phrase, "the then outstanding shares of the Company's stock entitled to vote generally" is used, such phrase shall mean each then outstanding share of any class or series of the Company's stock that is entitled to vote generally in the election of the Company's directors.

E. *AMENDMENT OR REPEAL.* Notwithstanding any other provisions of this Article Eighth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Eighth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Eighth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

NINTH. Any action required or permitted to be taken by the shareholders of the Company at a meeting of such holders may be taken without such a meeting only by written consent by all of the shareholders entitled to vote on the subject matter thereof. Except as otherwise mandated by Kentucky law and except as otherwise provided in or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, special meetings of shareholders of the

Company may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by the President of the Company. Notwithstanding any other provisions of this Article Ninth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Ninth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Ninth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

TENTH. The Board of Directors shall have power to adopt, amend and repeal the By-Laws of the Company to the maximum extent permitted from time to time by Kentucky law; provided, however, that any By-Laws adopted by the Board of Directors under the powers conferred hereby may be amended or repealed by the Board of Directors or by the holders of at least a majority of the combined voting power of the outstanding shares of the Company's stock entitled to vote generally, voting together as a single class, except that, and notwithstanding any other provisions of this Article Tenth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Tenth, any other Article hereof or the By-Laws of the Company), no provision of Section 2, Section 5 or Section 6 of Article I of the By-Laws or of Section 1 of Article II of the By-Laws or of Article VIII of the By-Laws may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class. Notwithstanding any other provisions of this Article Tenth or of any other Article hereof or of the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified from time to time by law, this Article Tenth, any other Article hereof, or the By-Laws of the Company), the provisions of this Article Tenth may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of the Company's stock entitled to vote generally, voting together as a single class.

ELEVENTH. A director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of his duties as a director, except for liability (i) for any transaction in which the director's personal financial interest is in conflict with the financial interests of the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law, (iii) under Kentucky Revised Statutes 271B.8-330, or (iv) for any transaction from which the director derived any improper personal benefit. If the Kentucky Business Corporation Act as amended after approval by the shareholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Kentucky Business Corporation Act, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

TWELFTH. A. *RIGHT TO INDEMNIFICATION.* Each person who was or is a director of the Company and who was or is made a party or is threatened to be made a party to or as otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Director"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent permitted by the Kentucky Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Director in connection therewith and such indemnification shall continue as to an Indemnified Director who has ceased to be a director and shall inure to the benefit of the Indemnified Director's heirs, executors and administrators. Each person who was or is an officer of the Company and not a director of the Company and who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any proceeding, by reason of the fact that he or she is or was an officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnified Officer"), whether the basis of such proceeding is alleged action in an official capacity as an officer or in any other capacity while serving as an officer, shall be indemnified and held harmless by the Company against all liability, all reasonable expense and all loss (including, without limitation, judgments, fines, reasonable attorneys' fees, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by such Indemnified Officer to the same extent and under the same conditions that the Company must indemnify an Indemnified Director pursuant to the immediately preceding sentence and to such further extent as is not contrary to public policy and such indemnification shall continue as to an Indemnified Officer who has ceased to be an officer and shall inure to the benefit of the Indemnified Officer's heirs, executors and administrators. Notwithstanding the foregoing and except as provided in Paragraph B of this Article Twelfth with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any Indemnified Director or Indemnified Officer in connection with a proceeding (or part thereof) initiated by such Indemnified Director or Indemnified Officer only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. As hereinafter used in this Article Twelfth, the term "indemnitee" means any Indemnified Director or Indemnified Officer. Any person who is or was a director or officer of a subsidiary of the Company shall be deemed to be serving in such capacity at the request of the Company for purposes of this Article Twelfth. The right to indemnification conferred in this Article shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Kentucky Business Corporation Act requires, an advancement of expenses incurred by an indemnitee who at the time of receiving such advance is a director of the Company shall be made only upon: (i) delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter, a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise; (ii) delivery to the Company of a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct that makes indemnification by the Company permissible under the Kentucky Business Corporation Act; and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the Kentucky Business Corporation Act. The right to indemnification and advancement of expenses conferred in this Paragraph A shall be a contract right.

B. *RIGHT OF INDEMNITEE TO BRING SUIT.* If a claim under Paragraph A of this Article Twelfth is not paid in full by the Company within sixty days after a written claim has been received by the Company (except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days), the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee also shall be entitled to be paid the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (other than a suit to enforce a right to an advancement of expenses brought by an indemnitee who will not be a director of the Company at the time such advance is made) it shall be a defense that, and in (ii) any suit by the Company to recover an advancement of expenses pursuant to the terms of an undertaking the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the standard that makes it permissible hereunder or under the Kentucky Business Corporation Act (the "applicable standard") for the Company to indemnify the indemnitee for the amount claimed. Neither the failure of the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard, nor an actual determination by the Company (including its Board of Directors, a committee of the Board of Directors, independent legal counsel or its shareholders) that the indemnitee has not met the applicable standard, shall create a presumption that the indemnitee has not met the applicable standard or, in the case of such a suit brought by the indemnitee, shall be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Article Twelfth or otherwise shall be on the Company.

C. *NON-EXCLUSIVITY OF RIGHTS.* The rights to indemnification and to the advancement of expenses conferred in this Article Twelfth shall not be exclusive of any other right which any person may have or hereinafter acquire under any statute, these Restated Articles of Incorporation, any By-Law, any agreement, any vote of shareholders or disinterested directors or otherwise.

D. *INSURANCE.* The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Kentucky Business Corporation Act.

E. *INDEMNIFICATION OF EMPLOYEES AND AGENTS.* The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company and to any person serving at the request of the Company as an agent or employee of another corporation or of a joint venture, trust or other enterprise to the fullest extent of the provisions of this Article Twelfth with respect to the indemnification and advancement of expenses of either directors or officers of the Company.

F. *REPEAL OR MODIFICATION.* Any repeal or modification of any provision of this Article Twelfth shall not adversely affect any rights to indemnification and to advancement of expenses that any person may have at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

G. *SEVERABILITY.* In case any one or more of the provisions of this Article Twelfth, or any application thereof, shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions in this Article Twelfth, and any other application thereof, shall not in any way be affected or impaired thereby.

THIRTEENTH. The name and mailing address of the sole incorporator is:

Charles A. Markel III
LG&E Energy Corp.
220 West Main Street
P.O. Box 32030
Louisville, KY 40232

FOURTEENTH. *SERIES A PREFERRED STOCK.*

Designation and Amount. There shall be a series of the Preferred Stock designated as "Series A Preferred Stock". The number of shares constituting such series shall be 2,000,000 and such series shall have the preferences, limitations and relative rights set forth below.

Section 1. Dividends and Distributions.

(A) Subject to the possible prior and superior rights of the holders of any shares of any other series of Preferred Stock or any other shares of preferred stock of the Company ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, each holder of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose: (i) quarterly dividends payable in cash on the first day of January, April, July, and October in each year (each such date being a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of such share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $5.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends declared on shares of the Common Stock of the Company, without par value (the "Common Stock"), since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a share of Series A Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly

Dividend Payment Date in an amount per share equal to 100 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared on shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a share of Series A Preferred Stock. If the Quarterly Dividend Payment Date is a Saturday, Sunday or legal holiday, then such Quarterly Dividend Payment Date shall be the first immediately preceding calendar day which is not a Saturday, Sunday or legal holiday. In the event that the Company shall at any time after December 5, 1990, (the "Rights Declaration Date") (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the amount to which the holder of a share of Series A Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Company shall declare a dividend or distribution on shares of Series A Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Common Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $5.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and shall be cumulative on each outstanding share of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such share of Series A Preferred Stock, unless the date of issuance of such share is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such share shall begin to accrue from the date of issuance of such share, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on shares of Series A Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all shares of Series A Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

(D) Dividends payable on the Series A Preferred Stock for the initial dividend period and for any period less than a full quarterly period, shall be computed on the basis of a 360-day year of 30-day months.

Section 2. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Each share of Series A Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders of the Company and, to the extent required by law, to cumulative voting in all elections of directors by shareholders.

(B) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of Company.

(C) If at the time of any annual meeting of shareholders for the election of directors a "default in preference dividends" on the Series A Preferred Stock shall exist, the holders of the Series A Preferred Stock shall have the right at such meeting, voting together as a single class, to the exclusion of the holders of Common Stock, to elect two (2) directors of the Company. Such right shall continue until there are no dividends in arrears upon the Series A Preferred Stock. Either or both of the two directors to be elected by the holders of the Series A Preferred Stock may be to fill a vacancy or vacancies created by an increase by the Board of Directors in the number of directors constituting the Board of Directors. Each director elected by the holders of Preferred Stock (a "Preferred Director") shall continue to serve as such director for the full term for which he or she shall have been elected, notwithstanding that prior to the end of such term a default in preference dividends shall cease to exist. Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Series A Preferred Stock voting together as a single class, at a meeting of the shareholders or of the holders of Preferred Stock called for the purpose. So long as a default in preference dividends on the Series A Preferred Stock shall exist, (i) any vacancy in the office of a Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Company and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding Series A Preferred Stock voting together as a single class, at the same meeting at which such removal shall be voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. For the purposes hereof, a "default in preference dividends" on the Preferred Stock shall be deemed to have occurred whenever the amount of accrued and unpaid dividends upon the Series A Preferred Stock shall be equivalent to six (6) full quarterly dividends or more, and having so occurred, such default shall be deemed to exist thereafter until, but only until, all accrued dividends on all Series A Preferred Stock then outstanding shall have been paid to the end of the last preceding quarterly dividend period. The provisions of this paragraph (C) shall govern the election of Directors by holders of Series A Preferred Stock during any default in preference dividends notwithstanding any provisions of these Articles of Incorporation to the contrary.

(D) Except as set forth herein, holders of shares of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of shares of Common Stock as set forth herein) for taking any corporate action.

Section 3. Certain Restrictions.

(A) Until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding shares of Series A Preferred Stock shall have been paid in full, the Company shall not:

(i) Declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of junior stock;

(ii) Declare or pay dividends on or make any other distributions on any shares of parity stock, except dividends paid ratably on shares of Series A Preferred Stock and shares of all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Series A Preferred Stock and all such shares are then entitled;

(iii) Redeem or purchase or otherwise acquire for consideration shares of any junior stock, provided, however, that the Company may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any other junior stock;

(iv) Purchase or otherwise acquire for consideration any shares of Series A Preferred Stock or any shares of parity stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 3, purchase or otherwise acquire such shares at such time and in such manner.

Section 4. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall, upon their cancellation, become authorized but unissued Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation of the Company creating a series of Preferred Stock or any similar shares or as otherwise required by law.

Section 5. Liquidation, Dissolution or Winding Up.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, no distributions shall be made (i) to the holders of shares of junior stock unless the holders of Series A Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of either (a) $100.00 per share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (b) an amount per share equal to 100 times the aggregate per share amount to be distributed to holders of shares of Common Stock or (ii) to the holders of shares of parity stock, unless simultaneously therewith distributions are made ratably on shares of Series A Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of shares of Series A Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such parity stock are entitled, in each case, upon such liquidation, dissolution or winding up.

(B) In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the aggregate amount to which holders of Series A Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 5 shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 6. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of

Common Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then in any such case, shares of Series A Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per share (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is converted or exchanged. In the event the Company shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case, the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 8. Ranking. The shares of Series A Preferred Stock shall rank junior to all other series of the Preferred Stock and to any other class of preferred stock that hereafter may be issued by the Company as to the payment of dividends and the distribution of assets, unless the terms of any such series or class shall provide otherwise.

Section 9. Amendment. These Restated Articles of Incorporation shall not hereafter be amended, either directly or indirectly, or through merger or consolidation with another corporation, in any manner that would alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class.

Section 10. Fractional Shares. The Series A Preferred Stock may be issued in fractions of a share, which fractions shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions, and to have the benefit of all other rights of holders of Series A Preferred Stock.

Section 11. Certain Definitions. As used herein with respect to the Series A Preferred Stock, the following terms shall have the following meanings:

(A) The term "junior stock" (i) as used in Section 3, shall mean the Common Stock and any other class or series of capital stock of the Company hereafter authorized or issued over which the Series A Preferred Stock has preference or priority as to the payment of dividends, and (ii) as used in Section 5, shall mean the Common Stock and any other class or series of capital stock of the Company over which the Series A Preferred Stock has preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Company.

(B) The term "parity stock" (i) as used in Section 3, shall mean any class or series of stock of the Company hereafter authorized or issued ranking pari passu with the Series A Preferred Stock as to dividends, and (ii) as used in Section 5, shall mean any class or series of stock of the Company ranking pari passu with the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up."

The undersigned hereby certifies that the Amended and Restated Articles of Incorporation correctly set forth the corresponding Articles of Incorporation as amended and that these Amended and Restated Articles of Incorporation supersede the original Articles of Incorporation and any amendments and corrections thereto.

LG&E Energy Corp.

By: ______________________
John R. McCall, Executive Vice President,
Secretary and General Counsel

265533

COMMONWEALTH OF KENTUCKY
JOHN Y. BROWN III
SECRETARY OF STATE

CERTIFICATE OF ASSUMED NAME

RECEIVED & FILED
MAY 21 1999 8:31 AM
JOHN Y. BROWN III
SECRETARY OF STATE
COMMONWEALTH OF KY

This certifies that the assumed name of

KU CREDIT CORP.
(Name under which the business will be conducted)

has been adopted by LG&E Energy Corp.
(Real name - KRS 365.015(1))

which is the "real name" of (YOU MUST CHECK ONE)

_____ a Domestic General Partnership
_____ a Foreign General Partnership
_____ a Domestic Registered Limited Liability Partnership
_____ a Foreign Registered Limited Liability Partnership
_____ a Domestic Limited Partnership
_____ a Foreign Limited Partnership
_____ a Domestic Business Trust
_____ a Foreign Business Trust
x _____ a Domestic Corporation
_____ a Foreign Corporation
_____ a Domestic Limited Liability Company
_____ a Foreign Limited Liability Company
_____ a Joint Venture

organized and existing in the state or country of Kentucky, and whose address is

220 West Main Street Louisville Kentucky 40202
(Street address, if any) (City) (State) (Zip Code)

The certificate of assumed name is executed by

[signature]
(Signature)

Stephen R. Wood, President-Distribution Services
(Type or print name and title)

5/20/99
(Date)

[signature]
(Signature)

John R. McCall, Executive Vice President
General Counsel, and Corporate Secretary
(Type or print name and title)

5/20/99
(Date)

SSC-206 (7/98)

(See attached sheet for instructions)

265533

0265533.09

ARTICLES OF MERGER
OF
POWERGEN ACQUISITION CORP. 506229
INTO
LG&E ENERGY CORP. 265533

John Y. Brown III
Secretary of State
Received and Filed
12/11/2000 01:26 PM
Fee Receipt: $50.00
Ereine - PAOM

To the Secretary of Commonwealth of the Commonwealth of Kentucky:

Pursuant to the provisions of Sections 271B.11-010 et seq. of the Kentucky Business Corporation Act, and the Agreement and Plan of Merger dated as of February 27, 2000 (the "Plan of Merger") by and among Powergen plc, a United Kingdom public limited company ("Powergen"), LG&E (as defined below), and certain wholly owned subsidiaries of Powergen, the undersigned entities have adopted these Articles of Merger as follows:

1. The constituent business entities which are to merge are:

   (a) Powergen Acquisition Corp., a Kentucky corporation ("Powergen Acquisition"), and

   (b) LG&E Energy Corp., a Kentucky corporation ("LG&E").

2. The Plan of Merger is as follows:

   (a) The constituent business entities that are parties to the merger are Powergen Acquisition and LG&E. The name of the surviving business entity is LG&E Energy Corp. (the "Surviving Corporation").

   (b) The manner and basis of converting the shares of Powergen Acquisition to shares of the Surviving Corporation are as follows:

   Each Share of LG&E Common Stock, including the associated right to purchase one one-hundredth of a share of LG&E's Series A Preferred stock, without par value, or in certain circumstances, Common Stock or to receive other securities (each a "Right" and together with the Common Stock, a "Share") which is issued and outstanding immediately before the merger (other than Shares owned by shareholders who have perfected dissenters rights), shall, by virtue of the merger and without

NY12532: 289932.2

any action on the part of the holder thereof, 'e converted into the right to receive $24.85 in cash.

Each share of Common Stock in Powergen Acquisition which is issued and outstanding immediately before the merger, shall, by virtue of the merger and without any action on the part of the holder thereof, be converted into one share of Common Stock in the Surviving Corporation.

(c) The Articles of Incorporation of LG&E, as in effect immediately prior to the effective date of the merger, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation and shall not be changed or amended by the merger, except that Article Fourth of the Articles shall be amended to read in its entirety as follows:

> "The aggregate number of shares that the Company
> shall have the authority to issue is one thousand (1,000)
> shares of common stock without par value."

(d) The Surviving Corporation reserves the right and power, after the effective date of the merger, to alter, amend, change, or repeal any of the provisions contained in its Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on officers, directors or shareholders herein are subject to this reservation.

(e) The By-Laws of Powergen Acquisition, as such By-Laws exist on the effective date of the merger, shall remain and be the By-Laws of the Surviving Corporation until altered, amended, or repealed, or until new By-Laws are adopted in accordance with the provisions thereof, the Articles of Incorporation and applicable law.

(f) On the effective date of the merger, the separate existence of Powergen Acquisition shall cease (except to the extent continued by statute), and all of its property, rights, privileges, and franchises, of whatsoever nature and description, shall be vested in the Surviving Corporation, without further act or deed. Confirmatory deeds, assignments, or other like instruments, when deemed desirable by the Surviving Corporation to evidence such vesting of any property, right, privilege, or franchise, shall at any time, or from time to time, be made and delivered in the name of Powergen Acquisition by the last acting officers thereof, or by the corresponding officers of the Surviving Corporation.

3. The Surviving Corporation is LG&E Energy Corp.

4. The Surviving Corporation will promptly pay to the dissenting shareholders of LG&E any amount to which they are entitled under Sections 271B.13-010 through 271B.13-310 of the provisions of the General and Business Corporation Act of Kentucky with respect to their rights as dissenting shareholders.

5. The Plan of Merger was duly authorized and approved by both LG&E and Powergen Acquisition in accordance with the laws of the Commonwealth of Kentucky as follows:

(a) The Plan of Merger was duly adopted and recommended by the Board of Directors of Powergen Acquisition on December 2, 2000 in the manner and by the vote required by the laws of the Commonwealth of Kentucky.

(b) The Plan of Merger was duly adopted and recommended by the Board of Directors of LG&E on February 26, 2000 in the manner and by the vote required by the laws of the Commonwealth of Kentucky.

(c) Powergen Acquisition has 1,000 shares of common, voting stock issued, outstanding and entitled to vote on the Plan of Merger. The Plan of Merger was unanimously approved by the sole shareholder of Powergen Acquisition on December 2, 2000, in the manner required, by the laws of the Commonwealth of Kentucky, and such vote was sufficient for approval.

(d) The holders of LG&E common stock approved the Plan of Merger at the annual meeting of shareholders held June 7, 2000. LG&E had 129,677,030 shares of common, voting stock issued, and outstanding and entitled to vote on the Plan of Merger. 85,066,839 shares voted in favor of the Plan of Merger and 8,118,348 shares voted against the Plan of Merger. The number of shares voted in favor of the Plan of Merger is sufficient to approve the Plan of Merger as required by the laws of the Commonwealth of Kentucky.

IN WITNESS WHEREOF, these Articles of Merger are executed by each constituent business entity.

POWERGEN ACQUISITION CORP.

By: [signature]

Name: David J Jackson

Title: Company Secretary and Counsel

LG&E ENERGY CORP.

By: [signature]
Roger W. Hale
Chairman & Chief Executive Officer

This Instrument Prepared by:

[signature]
Lisa Ann Vogt, Esq.
Ogden Newell & Welch, PLLC
1700 Citizens Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

265533

0265533.09
John Y. Brown III
Secretary of State
Fee Receipt $40.00

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
LG&E ENERGY CORP.

Pursuant to the provisions of KRS 271B.10-030 and KRS 271B.10-060, the following Articles of Amendment to the Articles of Incorporation of LG&E Energy Corp., a Kentucky corporation (the "Corporation"), are hereby adopted:

FIRST: The name of the Corporation is LG&E Energy Corp.

SECOND: The text of the amendment to Article Fourth of the Corporation's Articles of Incorporation is as follows:

> "**FOURTH**. The total number of shares which the Corporation is authorized to issue is 1,000 common shares without par value. The common shares shall have one vote per share, shall have all voting power of the Corporation, shall be entitled to receive the net assets of the Corporation upon dissolution, and shall be without distinction as to powers, preferences and rights."

The text of the amendment to Article Eighth of the Corporation's Articles of Incorporation is as follows:

> "**EIGHTH**. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, its Board of Directors. The number of directors shall be fixed by resolution of the Board of Directors from time to time.
>
> The Board of Directors of the Corporation, to the extent not prohibited by law, shall have the power to cause the Corporation to repurchase its own shares and shall have the power to make distributions, from time to time, to the Corporation's shareholder."

THIRD: The above designated amendments do not provide for an exchange, reclassification or cancellation of issued shares of stock of the Corporation

FOURTH: The designated amendments were adopted by the Corporation's Board of directors on May 1, 2001, and submitted for approval by the Corporation's sole shareholder. The sole shareholder adopted the designated amendments by written consent on May 1, 2001.

such consent being sufficient for approval of the designated amendments.

DATED: May 1, 2001

LG&E Energy Corp.

BY: ____________________
John R. McCall

TITLE: Executive Vice President

[illegible]

LG&E ENERGY

LG&E Energy Corp.
220 West Main Street
P.O. Box 32030
Louisville, Kentucky 40232
502-627-[illegible]
502-627-[illegible] FAX

July 19, 2001

VIA U.S. MAIL

John Y. Brown III
Secretary of State
P.O. Box 718
Frankfort, Kentucky 40602-0718
Attn: Ms. Gail Hance

RE: LG&E Energy Corp.

Dear Gayle:

Enclosed for filing is one (1) original and two (2) conformed copies of Articles of Amendment to Articles of Incorporation for the referenced entity. I have also enclosed a check payable to the Kentucky State Treasurer in the amount of $40.00 for the filing fee. Per your request, I have inserted John McCall's title as Executive Vice President of LG&E Energy Corp.

Please return a file-stamped copy of the Amendment to my attention in the self address stamped envelope provided. We appreciate your assistance with this matter. If you have any questions or comments, please call me at (502)627-3773.

Sincerely,

Tracy D. Ogden
Senior Paralegal

Enclosures

TDO/to
n:\ogden\energy corp\ltr2--ky sos re amendment.doc

BY-LAWS

OF

POWERGEN ACQUISITION CORP.

(the "Corporation")

SECTION 1

OFFICES

1.1. The principal office of the Corporation shall be located at the principal place of business or such other place as the Board of Directors ("Board") may designate. The Corporation may have other offices, either within or without the Commonwealth of Kentucky, as the Board designates or as the business of the Corporation requires.

SECTION 2

SHAREHOLDERS

2.1. Annual Meeting. The annual meeting of the shareholders shall be held in the fourth quarter of each year for the purpose of electing directors and transacting other business as may properly come before the meeting. If the day fixed for the annual meeting is a legal holiday at the place of the meeting or falls on a Saturday or Sunday, the meeting shall be held on the next succeeding business day. If the annual meeting is not held on such date, the meeting shall be held on the next succeeding business day. If the annual meeting is not held on such date, the Board shall cause the meeting to be held as soon thereafter as is convenient.

2.2. Special Meetings. The Chairman of the Board, if any, the President, the Board or the holders of not less than one-fifth (1/5) of all the outstanding shares of the Corporation entitled to vote at the meeting may call special meeting of the shareholders.

2.3 Place of Meeting. All meetings shall be held at the principal office of the Corporation or at such other place within or without the Commonwealth of Kentucky designated by the Board, by any persons entitled to call a meeting hereunder or by a waiver of notice signed by all of the shareholders entitled to vote at the meeting.

2.4. Notice of Meeting. The Chairman of the Board, the President, the Secretary, the Board or the shareholders calling a meeting of the shareholders as provided for herein shall cause to be delivered to each shareholder entitled to notice of, or to vote at, the meeting either personally or by mail, not less than ten (10) nor more than fifty (50) days before the meeting, written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. At any time, upon written request of the holders of not less than one-fifth (1/5) of all the outstanding shares of the Corporation entitled to vote at the meeting, the Secretary shall give notice of a special meeting of shareholders to be held on such date and at such place and time as the Secretary may fix, not less than ten (10) nor more than thirty-five (35) days after the receipt of said request, and if the Secretary neglects or refuses to issue such notice, the person making the request may do so and fix the date for such meeting. If such notice is mailed, it shall be deemed delivered when deposited in the United States mail properly addressed and postage prepaid to the shareholder at the shareholder's address as it appears on the stock transfer books of the Corporation. If the notice is telefaxed, it shall be deemed delivered when transmitted to the applicable number supplied by the shareholder and an appropriate mechanical or voice confirmation is received. If the notice is given in any other manner, it shall be deemed delivered on the date of receipt.

2.5 Waiver of Notice. Whenever any notice is required to be given to any shareholder under the provisions of these By-Laws, the Articles of Incorporation or the Kentucky Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

2.6 Fixing of Record Date for Determining Shareholders. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination. Such record date shall be not more than fifty (50) days, and in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination is to be taken. If no record date is fixed for the determination of shareholders entitled to vote at a meeting or to receive payment of a dividend, the date and hour on which the notice of meeting is mailed or on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date and time for such determination. Such determination shall apply to any adjournment of the meeting.

2.7 Voting Record. At least ten (10) days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each shareholder. This record shall be kept on file at the principal office of the Corporation for ten (10) days prior to such meeting and shall be kept open at such meeting for the inspection of any shareholder.

2.8 Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If less than a majority of the outstanding shares entitled to vote are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.9 Manner of Acting. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number is required by these By-Laws, the Articles of Incorporation or the Kentucky Business Corporation Act.

2.10 Proxies. A shareholder may vote by a proxy executed in writing by the shareholder or by such shareholder's attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. A proxy is valid for eleven (11) months after the date of its execution, unless otherwise provided in the proxy, provided that, in no event, shall a proxy, unless coupled with an interest, be voted more than three (3) years from the date of its execution. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof.

2.11 Voting of Shares. Each outstanding share shall be entitled to one (1) vote on each matter voted on at a shareholders' meeting.

2.12 Voting for Directors. Each shareholder entitled to vote at an election of Directors may vote, in person or by proxy, the number of shares owned by such shareholder for as many persons as there are Directors to be elected and for whose election such shareholder has a right to vote, or each such shareholder may cumulate votes by distributing among one (1) or more candidates as many votes as are equal to the number of such Directors multiplied by the number of shares to be voted.

2.13 Action by Shareholders Without a Meeting. Any action which could be taken at a meeting of the shareholders may be taken without a meeting if a written consent setting forth the action so taken is signed by all shareholders entitled to vote with respect to the subject matter thereof. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of the shareholders.

SECTION 3

BOARD OF DIRECTORS

3.1 General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board, except as may be otherwise provided in these By-Laws, the Articles of Incorporation or the Kentucky Business Corporation Act.

3.2 Number and Tenure. The Board shall be composed of such number of Directors as shall be set by resolution of the Board. The number of Directors may be changed from time to time by resolution of the Board of Directors or by amendment to these By-Laws, but no decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. Unless a Director dies, resigns or is removed, he shall hold office until the next annual meeting of shareholders or until a successor is elected, whichever is later. Directors need not be shareholders of the Corporation or residents of the Commonwealth of Kentucky.

3.3 Annual and Regular Meetings. An annual Board meeting shall be held without notice immediately after, and at the same place as, the annual meeting of shareholders. By resolution the Board, or any committee thereof, may specify the time and place either within or without the Commonwealth of Kentucky for holding regular meetings thereof without other notice than such resolution.

3.4 Special Meetings. Special meetings of the Board, or any committee of the Board, may be called by, or at the request, of the Chairman of the Board, the President, the

Secretary or, in the case of special board meetings, Director and, in the case of any special meeting of any committee appointed by the Board, by the Chairman thereof. The person or persons authorized to call special meetings may fix any place either within or without the Commonwealth of Kentucky as the place for holding any special Board or committee meeting called by them.

3.5 Meetings by Telephone. Members of the Board, or any committee designated by the Board, may participate in a Board or committee meeting by a conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

3.6 Notice of Special Meetings. Notice of a special Board or committee meeting stating the place, day and hour of the meeting shall be given to a Director in writing, or orally by telephone or in person. Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice of such meeting.

3.6.1 Personal Delivery. If delivery is by personal service, the notice shall be effective if delivered at least two (2) days before the meeting.

3.6.2 Delivery by Mail. If notice is delivered by mail, the notice shall be deemed effective if deposited in the official government mail, properly addressed to a Director at the address shown on the records of the Corporation with postage prepaid, at least five (5) days before the meeting.

3.6.3 Delivery by Telegraph. If notice is delivered by telegraph, the notice shall be deemed effective if the content thereof is delivered to the telegraph company for delivery to a Director at the address shown on the records of the Corporation at least three (3) days before the meeting.

3.6.4 Oral Notice. If notice is delivered orally, by telephone or in person, the notice shall be deemed effective if personally given to the Director at least two (2) days before the meeting.

3.7 Waiver of Notice.

3.7.1 In Writing. Whenever a notice is required to be given to a Director under the provisions of these By-Laws, the Articles of Incorporation or the Kentucky Business Corporation Act, a written waiver thereof, signed by the person or persons entitled to such notice, before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or any committee thereof need be specified in the waiver of notice of such meeting.

3.7.2 By Attendance. The attendance of a Director at a Board or committee meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened, and so objects at the beginning of the meeting.

3.8 Quorum. A majority of the number of Directors in office shall constitute a quorum for the transaction of business at any Board meeting but, if less than a majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

3.9 Manner of Acting. The act of the majority of the Directors present at a Board meeting at which there is a quorum shall be the act of the Board, unless the vote of a greater number is required by these By-Laws, the Articles of Incorporation or the Kentucky Business Corporation Act.

3.10 Presumption of Assent. A Director of the Corporation present at a Board or committee meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such Director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. A Director who voted in favor of such action may not dissent.

3.11 Action by Board or Committees Without a Meeting. Any action which may be taken at a Board or committee meeting may be taken without a meeting if a written consent setting forth the action so taken is signed by each of the Directors or by each committee member. Any such written consent shall be inserted in the minute book as if it were the minutes of a Board or a committee meeting.

3.12 Resignation. Any Director may resign at any time by delivering written notice to the Chairman of the Board, the President, the Secretary of the Board, or to the registered office of the Corporation, or by giving oral notice at a Directors' or shareholders' meeting. Any such resignation takes effect at the time specified, or if the time is not specified, upon delivery thereof and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective.

3.13 Removal. At a meeting of shareholders called expressly for that purpose, one (1) or more members of the Board (including the entire Board) may be removed, with or without cause, by a vote of the holders of the majority of the shares then entitled to vote on the election of Directors. If less than the entire Board is to be removed, no Director may be removed if the votes cast against removal would be sufficient to elect such Director if then cumulatively voted at an election of the entire Board.

3.14 Vacancies. Any vacancy occurring on the Board may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors may be filled by the Board for a term of office continuing only until the next election of Directors by the shareholders.

3.15 Executive and Other Committees.

3.15.1 Creation of Committees. The Board, by resolution adopted by a majority of the number of Directors fixed by or in the manner provided in these By-Laws, may appoint standing or temporary committees, including an Executive Committee, from its own number and vest such committees with such powers as it may see fit, subject to such conditions as may be prescribed by the Board, these By-Laws, the Articles of Incorporation and applicable law.

3.15.2 Authority of Committees. Each committee has and may exercise all of the authority of the Board to the extent provided in the resolution of the Board appointing the committee, except that no such committee has the authority to: (a) authorize distributions, except at a rate or in periodic amount determined by the Board; (b) approve or recommend to shareholders actions or proposals required by the Kentucky Business Corporation Act to be approved by shareholders; (c) fill vacancies on the Board or any committee thereof; (d) amend these By-Laws; (e) fix compensation of any Director for serving on the Board or on any committee; (f) approve a plan of merger, consolidation or exchange of shares not requiring shareholder approval; or (g) appoint other committees of the Board or the members thereof.

3.15.3 Quorum and Manner of Acting. A majority of the number of Directors composing any committee of the Board, as established and fixed by resolution of the Board, shall constitute a quorum for the transaction of business at any meeting of such committee but, if less than a majority are present at a meeting, a majority of such Directors present may adjourn the meeting from time to time without further notice. The act of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee.

3.15.4 Minutes of the Meetings. All committees so appointed shall keep regular minutes of their meetings and have them recorded in books kept for that purpose.

3.15.5 Resignation. Any member of any committee may resign at any time by delivering written notice thereof to the Chairman of the Board, the President, the Secretary, the Board, the Chairman of such committee, or by giving oral notice at any meeting of such committee. Any such resignation shall take effect at the time specified, or if the time is not specified, upon delivery thereof and, unless otherwise specified the acceptance of such resignation shall not be necessary to make it effective.

3.15.6 Removal. The Board may remove any member of any committee elected or appointed by it, but only by the affirmative vote of a majority of the Directors.

3.16 Compensation. By Board resolution, Directors and committee members may be paid their expenses, if any, of attendance at each Board or committee meeting, a fixed sum for attendance at each Board or committee meeting, a stated salary as Director or committee member, or a combination of the foregoing. No such payment precludes any Director or committee member from serving the Corporation in any other capacity and receiving compensation therefor.

3.17 Chairman of the Board. If elected, the Chairman of the Board shall perform such duties as are assigned by the Board from time to time and shall preside over meetings of the Board and shareholders unless another officer is appointed or designated by the Board as Chairman of such meeting.

SECTION 4

OFFICERS

4.1 Number. The officers of the Corporation shall be a President, a Secretary and a Treasurer each of whom shall be elected by the Board. One or more Vice Presidents and such other officers and assistant officers may be elected or appointed by the Board, such officers and assistant officers to hold office for such period, have such authority, and perform such duties as are provided in these By-Laws or as may be provided by Board resolution. Any officer may be assigned by the Board any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two (2) or more offices may be held by the same person, including the offices of President and Secretary.

4.2 Election and Term of Office. The officers of the Corporation shall be elected annually at the Board meeting held after the annual meeting of the shareholders. If the election of officers is not held at such meeting, such election shall be held as soon as a Board meeting conveniently may be held. Unless an officer dies, resigns, or is removed from office, he shall hold office until the next annual meeting of the Board or until a successor is elected.

4.3 Resignation. Any officer may resign by delivering written notice to the Chairman of the Board, the President, the Secretary or the Board, or by giving oral notice at any meeting of the Board. Any such resignation takes effect at the time specified, or if the time is not specified, upon delivery thereof and, unless otherwise specified, the acceptance of such resignation is not necessary to make it effective.

4.4 Removal. Any officer or agent may be removed by the Board whenever, in its judgment, the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

4.5 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office or any other cause may be filled by the Board for the unexpired portion of the term or for a new term established by the Board.

4.6 President. The President is the chief executive officer of the Corporation (unless another officer is so designated by the Board), shall preside over meetings of the Board and shareholders in the absence of a Chairman of the Board, and, subject to the Board's control, shall supervise and control all of the assets, business and affairs of the Corporation, sign deeds, mortgages, bonds, contracts or other instruments, except when the signing and execution thereof have been expressly delegated by the Board or by these By-Laws to some other officer or agent of the Corporation or are required by law to be otherwise signed or executed by some other officer or in some other manner. The President shall perform all duties incident to the office of the President and such other duties as are prescribed by the Board from time to time.

4.7 Vice President. In the event of the death, or inability to act, the President, the Vice President (or if there is more than one Vice President), the Vice President who was designated by the Board as successor to the President (or if no Vice President is so designated the Vice President first elected to such office) shall perform the duties of the President, except as may be limited by resolution of the board, with all the powers of and subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the Corporation. Vice Presidents have, to the extent authorized by the President or the Board, the same powers as the President to sign deeds, mortgages, bonds, contracts or other instruments. Vice Presidents shall perform such other duties as from time to time may be assigned to them by the President or the Board.

4.8 Secretary. The Secretary shall: (a) keep the minutes of meetings of the shareholders and the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and seal (if any) of the Corporation; (d) keep registers of the post office address of each shareholder and Director; (e) sign, with the President or a Vice President, certificates for shares of the Corporation; (f) have general charge of the stock transfer books of the Corporation; (g) sign with the President or other officer authorized by the President or the Board, deeds, mortgages, bonds, contracts or other instruments; and (h) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the President or by the Board. In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

4.9 Treasurer. If required by the Board, the Treasurer shall give a bond for the faithful discharge of duties in such amount and with such surety or sureties as the Board shall determine. The Treasurer: (a) has charge and custody of and is responsible for all funds and securities of the Corporation; (b) receives and gives receipts for moneys due and payable to the Corporation; (c) deposits all such moneys in the name of the Corporation in banks or other depositories selected in accordance with these By-Laws; and (d) in general performs all of the duties incident to the office of Treasurer and such other duties as may be assigned by the President or by the Board. In the absence of the Treasurer, an Assistant Treasurer may perform the duties of the Treasurer.

4.10 Salaries. The salaries of the officers shall be fixed from time to time by the Board or by any person or persons to whom the Board has delegated such authority. No officer shall be prevented from receiving such salary by reason of also being a Director of the Corporation.

SECTION 5

CONTRACTS, LOANS, CHECKS AND DEPOSITS

5.1 Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into contracts or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or limited to specific instances.

5.2 Loans to the Corporation. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or limited to specific instances.

5.3 Loans to Directors. The Corporation may not lend money to, or guarantee the obligation of, a Director, unless approved by the holders of a majority of the votes represented by the outstanding shares of all classes entitled to vote thereon, excluding the votes of the benefitted Director, or the Board determines that the loan or guarantee benefits the Corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.

5.4 Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer(s) or agent(s) of the Corporation and in such manner as is from time to time determined by resolution of the Board.

5.5 Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks or other depositories as the Board may select.

SECTION 6

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1 Issuance of Shares. No shares of the Corporation shall be issued unless authorized by the Board, which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.

6.2 Certificates for Shares. Certificates representing shares of the Corporation shall be signed by the President or a Vice President, and by the Secretary or an Assistant Secretary and shall include on their face written notice of any restrictions which may be imposed on the transferability of such shares. All certificates shall be consecutively numbered or otherwise identified.

6.3 Stock Records. The stock transfer books shall be kept at the registered office, the principal place of business of the Corporation, or at the office of the Corporation's transfer agent or registrar. The name and address of each person to whom certificates for shares are issued, together with the class, number of shares represented by such certificate, and the date of issue thereof, shall be entered on the stock transfer records of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

6.4 Restriction on Transfer. Except to the extent the Corporation has obtained an opinion of counsel acceptable to the Corporation that transfer restrictions are not required under applicable securities laws, or has otherwise satisfied itself that such transfer restrictions are not required, all certificates representing shares of the Corporation shall bear a legend on the face or reverse of the certificate which reads substantially as follows:

> The securities evidenced by this certificate have not been registered under the Securities Act of 1933 or any applicable state law, and no interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred unless (a) there is an effective registration statement under such Act and applicable state securities laws covering any such transaction involving said securities or (b) this Corporation receives an opinion of legal counsel for the holder of these securities (concurred in by legal counsel for this Corporation) stating that such transaction is exempt from registration or this Corporation otherwise satisfies itself that such transaction is exempt from registration. Neither the offering of the securities nor any offering materials have been reviewed by any administrator

under the Securities Act of 1933, or any applicable state law.

6.5 Transfer of Shares. The transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation pursuant to authorization or document of transfer made by the holder of record thereof or by such holder's legal representative, who shall furnish proper evidence of authority to transfer, or by such holder's attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled. No new certificate shall be issued until the former certificates for a like number of shares shall have been canceled.

6.6 Lost or Destroyed Certificates. In the case of a lost, destroyed or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the Corporation as the Board may prescribe.

SECTION 7

BOOKS AND RECORDS

The Corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its shareholders and Board and such other records as may be necessary or advisable.

SECTION 8

ACCOUNTING YEAR

The accounting year of the Corporation shall be the calendar year. Provided, however, that if a different accounting year is selected for purposes of federal income taxes, the accounting year shall be the year so selected.

SECTION 9

SEAL

The Board of Directors may provide for a corporate seal, which shall consist of the name of the Corporation, the year of its incorporation and such other information as is deemed appropriate.

SECTION 10

INDEMNIFICATION

To the full extent permitted by the Kentucky Business Corporation Act, the Corporation shall indemnify any person made, or threatened to be made, a party to any proceeding (whether brought by or in the right of the Corporation or otherwise) by reason of the fact that such person is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director or officer of another corporation, against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred in connection with such proceeding; and the Board may, at any time, approve indemnification of any other person which the Corporation has the power to indemnify under the Kentucky Business Corporation Act. This indemnification shall not be deemed exclusive of any other rights to which a person may be entitled as a matter of law or by contract or by vote of the Board or the shareholders. The Corporation may purchase and maintain indemnification insurance for any person to the extent allowed by applicable law. Any indemnification of a Director, including any payment or reimbursement of expenses, shall be reported to the shareholders with the notice of the next meeting of shareholders or prior thereto in a written report containing a brief description of the proceedings involving the Director being indemnified and the nature and extent of such indemnification.

SECTION 11

AMENDMENTS

These By-Laws may be amended or repealed and new By-Laws may be adopted by the Board. The shareholders may also amend and repeal these By-Laws, or adopt new By-Laws. All By-Laws made by the Board may be amended or repealed by the shareholders.